Morgan, Lewis & Bockius LLP
101 Park Avenue
New York, NY 10178-0060
Tel: 212.309.6000
Fax: 212.309.6001
www.morganlewis.com

04 MAR 12 AM 7:21

Morgan Lewis
COUNSELORS AT LAW

Flavio Cardoso
212-309-6327
fcardoso@morganlewis.com

March 11, 2004

04010746

BY HAND DELIVERY

PROCESSED
MAR 22 2004
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Banco Venezolano de Credito, S.A. Banco Universal
Periodic Disclosure Pursuant to Rule 12g3-2(b) Exemption Number 82-4422

Ladies and Gentlemen:

On behalf of Banco Venezolano de Credito, S.A. Banco Universal, formerly known as Banco Venezolano de Credito, S.A.C.A. (the "Bank"), a corporation organized under the laws of the Republic of Venezuela, we hereby furnish the enclosed documents in compliance with the periodic disclosure requirements applicable to the Bank pursuant to the exemption under Rule 12g3-2(b) ("Rule 12g3-2(b)") of the United States Securities Exchange Act of 1934 (the "Exchange Act") granted to the Bank.

Enclosed herewith are full English language translations or summaries of the Bank's (1) audited financial statements as of June 30, 2003 and December 31, 2002, (2) balance sheets and statements of published earnings at June 30, July 31, August 31, September 30, October 31, November 30 and December 31, 2003, and January 31, 2004, (3) calls to and minutes of Shareholders' Meetings held on February 12 and August 12, 2003, and February 12, 2004, and (4) press releases issued from February 13, 2003 through March 8, 2004.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of

dw 3/22

Section 18 of the Exchange Act, and that neither this letter nor the furnishings of such documents and information shall constitute an admission for any purpose that the Bank is subject to the Exchange Act.

If you have any questions, please feel free to call the undersigned.

Please date-stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

Flavio A. Cardoso

Enclosures

cc: Banco Venezolano de Credito, S.A. Banco Universal
Joaquin Urbano
Maria Elisa Vasquez
Altina de Souza

Morgan, Lewis & Bockius LLP
Eduardo Vidal

Exemption Number 82-4422

BANCO VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL

04 MAR 12 AM 7:21

Exhibits Filed With the
United States Securities and Exchange Commission
in connection with Periodic Disclosure Pursuant to
Rule 12g3-2(b) of the United States Securities
Exchange Act of 1934

March 11, 2004

Exemption Number 82-4422

EXHIBIT INDEX

Exhibit 1	Audited financial statements as of June 30, 2003 and December 31, 2002
Exhibit 2	Balance Sheets at June 30, July 31, August 31, September 30, October 31, November 30 and December 31, 2003, and January 31, 2004
Exhibit 3	Notice dated January 28, 2003 of Shareholders' Meeting held on February 12, 2003
Exhibit 4	Minutes of Shareholders' Meetings held on February 12, 2003
Exhibit 5	Notice dated July 28, 2003 of Shareholders' Meeting held on August 12, 2003
Exhibit 6	Minutes of Shareholders' Meetings held on August 12, 2003
Exhibit 7	Notice dated January 28, 2004 of Shareholders' Meeting held on February 12, 2004
Exhibit 8	Minutes of Shareholders' Meetings held on February 12, 2004
Exhibit 9	Press Releases issued on February 13 and 19, March 14, June 11, August 4, September 8 and December 9, 2003, and January 29, February 17 and March 8, 2004

(1)

VENEZOLANO DE CRÉDITO, S.A.
BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
TOGETHER WITH REPORT OF
INDEPENDENT PUBLIC ACCOUNTANTS

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

(Translation into English of a report and financial statements originally issued in Spanish solely made for the convenience of readers)

To the Stockholders and Board of Directors of
Venezolano de Crédito, S.A. Banco Universal:

We have audited the accompanying balance sheets of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of June 30, 2003 and December 31, 2002, and the related statements of income and allocation of net income, changes in the stockholders' equity and cash flows for the six-month periods then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Venezuela. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As explained in Note 2 to the financial statements, the Bank presents its financial statements in conformity with accounting standards provided by Superintendencia de Bancos y Otras Instituciones Financieras – SUDEBAN (the Superintendence of Banks and Other Financial Institutions of Venezuela, hereinafter referred to as "SUDEBAN"), which differ, in some aspects, from accounting principles generally accepted in Venezuela.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch as of June 30, 2003 and December 31, 2002, and the results of their operations and their cash flows for the six-month periods then ended in conformity with accounting standards provided by the SUDEBAN.

Our audits were made for the purpose of forming an opinion on the basic financial statements of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch taken as a whole, stated in historical amounts. The supplemental information, included in Exhibits I to V, referred to the financial statements adjusted for inflation, is presented upon request of the SUDEBAN for purposes of additional analysis. This supplemental information is based on the historical financial statements, adjusted to incorporate the effects of inflation on the basic financial information. We have reviewed the entries prepared to reflect such adjustments and, in our opinion, the entries have been properly applied to the historical financial statements.

ADRIANZA, GARCÍA & ASOCIADOS
REPRESENTATIVES OF MAZARS INTERNACIONAL

Mercedes E. Rodríguez S.
Public Accountant CPC N° 17299
Registered with the CNV under N° R- 894
and with the SUDEBAN under N° CP 564

Caracas, Venezuela
July 10, 2003 (except for Note 27, as to which the date is July 25, 2003)

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of historical bolivars)

ASSETS	6-30-2003	12-31-2002
CASH AND DUE FROM BANKS:		
Cash	**14.052.402**	26.364.865
Banco Central de Venezuela (Note 3)	**94.619.754**	114.323.116
Due from domestic banks and other financial institutions	**25.012**	3.203.532
Due from foreign banks and correspondents	**28.031.045**	61.147.446
Due from main office and branches	-	-
Clearing house funds	**22.547.692**	7.566.622
(Allowance for cash and due from banks)	-	-
	159.275.905	212.605.581
INVESTMENT SECURITIES (Note 4):		
Trading securities	-	-
Available-for-sale securities	**46.949.320**	60.522.974
Held-to-maturity securities	**402.172.991**	208.222.194
Other securities	**15.766.752**	13.344.588
Restricted cash investments	**14.607.736**	119.496.992
(Allowance for investment securities)	-	-
	479.496.799	401.586.748
LOAN PORTFOLIO (Note 5):		
Current loans	**305.493.768**	356.140.823
Restructured loans	**4.023.347**	4.297.463
Past-due loans	**7.528.701**	6.583.520
Loans in litigation	**1.052.418**	1.271.218
(Allowance for loan portfolio)	**(15.783.458)**	(15.390.967)
	302.314.776	352.902.057
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	**4.391**	22.279
Accrued interest receivable from investment securities	**5.325.180**	880.170
Accrued interest receivable from loan portfolio	**6.356.175**	11.670.718
Commissions receivable	**1.006.986**	1.148.346
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	**(2.300.232)**	(2.410.601)
	10.392.500	11.310.912
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES (Note 6):		
Investments in subsidiaries and affiliates	**5.315.585**	5.144.157
Investments in branches	-	-
(Allowance for investments in subsidiaries, affiliates and branches)	**(28.301)**	(28.301)
	5.287.284	5.115.856
FORECLOSED ASSETS (Note 8)	**14.250.555**	17.612.591
PREMISES AND EQUIPMENT (Note 9)	**25.844.558**	26.086.205
OTHER ASSETS (Note 10)	**13.109.156**	16.732.036
	1.009.971.533	1.043.951.986
MEMORANDUM ACCOUNTS (Note 16):		
Contingent debit accounts	**136.955.654**	320.837.656
Trust assets	**2.153.416.248**	1.938.701.654
Trusts	-	-
Other debit memorandum accounts	**1.176.124.270**	962.527.954
	3.466.496.172	3.222.067.264

The accompanying notes (1 to 28) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of historical bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	6-30-2003	12-31-2002
CUSTOMERS' DEPOSITS (Note 11):		
Deposits in current accounts	199.722.961	119.124.055
Deposits in interest-bearing current accounts	251.763.512	267.435.383
Other demand obligations	22.546.858	12.050.112
Money transaction table obligations	-	-
Savings deposits	126.998.648	133.601.880
Time deposits	82.653.113	175.190.404
Securities issued by the Bank	-	-
Restricted customers' deposits	51.101.540	79.415.876
	734.786.632	786.817.710
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS (Note 12):		
Obligations with domestic financial institutions up to one year	39.326.216	24.977.890
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	27.182.180	633.624
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	573.951	376.385
	67.082.347	25.987.899
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	54.492	2.767.739
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	467.840	3.027.913
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	77.819	77.283
Accrued expenses for other financial intermediation obligations	-	7.098.053
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	545.659	10.203.249
ACCRUALS AND OTHER LIABILITIES (Note 13)	49.184.978	60.590.566
Total liabilities	851.654.108	886.367.163
STOCKHOLDERS' EQUITY (Note 14):		
Paid-in capital	42.000.000	42.000.000
Uncapitalized equity contributions	27.385.896	27.385.896
Capital reserves	40.780.766	34.150.766
Retained earnings	46.617.189	54.421.012
Unrealized gain or loss on available-for-sale securities	1.533.574	(372.851)
Treasury stock	-	-
Total stockholders' equity	158.317.425	157.584.823
	1.009.971.533	1.043.951.986
CONTRA MEMORANDUM ACCOUNTS	3.466.496.172	3.222.067.264

The accompanying notes (1 to 28) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of historical bolivars, except for amounts per share)

	6-30-2003	12-31-2002
FINANCIAL INCOME:		
Cash and due from banks	1.965.081	1.921.913
Investment securities	16.473.869	11.566.637
Loan portfolio	53.684.018	55.985.952
Other accounts receivable	638.945	791.499
Investments in subsidiaries, affiliates and branches	-	-
Main office, branches and agencies	-	-
Other	133.966	212.774
	72.895.879	70.478.775
FINANCIAL EXPENSES:		
Customers' deposits	17.954.081	21.282.326
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	293.784	1.259.576
Other financial intermediation obligations	37.644	29.475
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office and branches	-	-
Other	9.808	66.820
	18.295.317	22.638.197
Gross financial margin	54.600.562	47.840.578
RECOVERY OF FINANCIAL ASSETS	212.464	461.043
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.295.493	1.886.342
Expenses for allowance for cash and due from banks	-	-
	1.295.493	1.886.342
Net financial margin	53.517.533	46.415.279
OTHER OPERATING INCOME (Note 15)	40.484.119	55.351.632
OTHER OPERATING EXPENSES	14.360.031	13.600.661
Financial intermediation margin	79.641.621	88.166.250
LESS- OPERATING EXPENSES:		
Personnel	18.560.252	19.949.757
General and administrative expenses	15.958.900	15.452.525
Contributions to FOGADE	1.367.280	912.882
Contributions to SUDEBAN	439.765	239.165
	36.326.197	36.554.329
Gross operating margin	43.315.424	51.611.921
Income from foreclosed assets	772.512	789.235
Income from special programs	-	-
Miscellaneous operating income	1.386.513	2.933.085
Expenses for foreclosed assets	(2.269.362)	(2.497.290)
Expenses for depreciation, amortization and devaluation of miscellaneous assets	(57.426)	(106.118)
Miscellaneous operating expenses	(556.907)	(640.040)
	(724.670)	478.872
Net operating margin	42.590.754	52.090.793
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	250.037	30.440
Gross income before income taxes	42.340.717	52.060.353
INCOME TAXES	-	4.141.788
Net income	42.340.717	47.918.565
ALLOCATION OF INCOME, net:		
Legal reserve (Note 14)	4.234.072	2.395.928
Statutory earnings-		
Board of Directors	3.476.709	4.014.782
	3.476.709	4.014.782
LOSEP contribution	346.299	-
Retained earnings-		
Restricted undistributed earnings	-	-
Available undistributed earnings	34.283.637	41.507.855
	34.283.637	41.507.855
	42.340.717	47.918.565
NET EARNINGS PER SHARE (in bolivars)	504	570
AVERAGE OF OUTSTANDING SHARES FOR THE SIX-MONTH PERIOD (in thousands)	84.000	84.000

The accompanying notes (1 to 28) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of historical bolivars)

	Paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of June 30, 2002	42.000.000	27.385.896	31.790.761	48.203.710	24.950.173	73.153.883	(161.058)	(276.647)	173.892.835
Net income for the six-month period	-	-	-	-	47.918.565	47.918.565	-	-	47.918.565
Transfer to legal reserve (Note 14)	-	-	2.395.928	-	(2.395.928)	(2.395.928)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(4.014.782)	(4.014.782)	-	-	(4.014.782)
Dividends declared (Note 14)- Cash	-	-	-	-	(60.227.915)	(60.227.915)	-	-	(60.227.915)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	(211.793)	-	(211.793)
Sale of treasury stocks from the merged subsidiaries	-	-	-	-	-	-	-	276.647	276.647
Transfer of 50% of equity in earnings and income of merged subsidiaries for the six-month period	-	-	-	217.112	(217.112)	-	-	-	-
Transfer of retained earnings of prior six-month periods restricted as provided by Resolution N° 329-99 to "Restricted undistributed earnings" in accordance with innominate cautionary appeal granted by the First Court in Contentious Administrative matters (Note 14)	-	-	-	(41.736.367)	41.736.367	-	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries	-	-	-	(89.258)	89.258	-	-	-	-
Adjustment of prior six-month periods for differences in statutory earnings of the prior six-month period	-	-	(35.923)	-	(12.811)	(12.811)	-	-	(48.734)
BALANCES, as of December 31, 2002	42.000.000	27.385.896	34.150.766	6.595.197	47.825.815	54.421.012	(372.851)	-	157.584.823
Net income for the six-month period	-	-	-	-	42.340.717	42.340.717	-	-	42.340.717
Transfer to legal reserve (Note 14)	-	-	4.234.072	-	(4.234.072)	(4.234.072)	-	-	-
Supplement for the provision for legal reserve of the net income for the prior six-month period	-	-	2.395.928	-	(2.395.928)	(2.395.928)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	(3.476.709)	(3.476.709)	-	-	(3.476.709)
Dividends declared (Note 14)- Cash	-	-	-	-	(39.480.000)	(39.480.000)	-	-	(39.480.000)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	1.906.425	-	1.906.425
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	1.568.237	(1.568.237)	-	-	-	-
Transfer of 50% of income of the foreign branch for the prior six-month period	-	-	-	1.120.459	(1.120.459)	-	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries	-	-	-	171.428	(171.428)	-	-	-	-
Adjustment to restricted undistributed earnings from equity in earnings of subsidiaries for prior six-month periods	-	-	-	118.951	(118.951)	-	-	-	-
LOSEP contribution	-	-	-	-	(346.299)	(346.299)	-	-	(346.299)
Release of the general provision for restricted investments in prior years	-	-	-	(208.839)	208.839	-	-	-	-
Adjustment to defer capitalized interests to the loan portfolio in prior six-month periods as provided by official document N° SBIF-G13-06407 dated 6-20-03 issued by SUDEBAN	-	-	-	-	(211.532)	(211.532)	-	-	(211.532)
BALANCES, as of June 30, 2003	42.000.000	27.385.896	40.780.766	9.365.433	37.251.756	46.617.189	1.533.574	-	158.317.425

The accompanying notes (1 to 28) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of historical bolivars)

	6-30-2003	12-31-2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	42.340.717	47.918.565
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	1.295.493	1.886.342
Depreciation and amortization	4.179.430	4.215.353
Equity in earnings for the six-month period	(171.428)	(217.112)
Net change in other assets	2.673.016	(3.803.565)
Net change in interest and commissions receivable	824.091	(2.611.260)
Net change in accruals and other liabilities	(12.125.645)	8.625.998
Net change in interest and commissions payable	(9.657.589)	(21.810.309)
Statutory earnings	(3.476.709)	(4.014.782)
Net cash from operating activities	25.881.376	30.189.230
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	(52.031.079)	218.784.016
Net change in other borrowings	41.094.448	15.038.983
Net change in other financial intermediation obligations	(2.713.247)	1.227.280
Dividends paid	(39.480.000)	(60.227.915)
Sale of treasury stocks	-	276.647
Net cash (used in) from financing activities	(53.129.878)	175.099.011
CASH FLOWS USED IN INVESTING ACTIVITIES:		
Loans granted for the period	(319.872.494)	(241.692.375)
Loans collected for the period	369.420.828	163.996.545
Net change in available-for-sale securities	15.480.079	52.977.044
Net change in held-to-maturity securities	(193.950.797)	(78.208.455)
Net change in other investment securities	(2.422.164)	(2.130.878)
Net change in restricted cash investments	104.889.256	(6.147.443)
Additions to premises and equipment and foreclosed assets, net	374.118	(10.519.890)
Net cash used in investing activities	(26.081.174)	(121.725.452)
Net (decrease) increase in cash and due from banks	(53.329.676)	83.562.789
CASH AND DUE FROM BANKS, at the beginning of the six-month period	212.605.581	129.042.792
CASH AND DUE FROM BANKS, at the end of the six-month period	159.275.905	212.605.581

The accompanying notes (1 to 28) are an integral part of these financial statements.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO THE FINANCIAL STATEMENTS JUNE 30, 2003 AND DECEMBER 31, 2002

NOTE 1.- Incorporation and Purpose:

Venezolano de Crédito, S.A. Banco Universal is a bank incorporated in Caracas on June 4, 1925. The principal business purpose of the Bank and its foreign branch is to conduct operations and banking business as allowed by Venezuelan laws. Venezolano de Crédito, S.A. Banco Universal is domiciled in Caracas and has incorporated branches and agencies within the country and in Grand Cayman Islands.

Venezolano de Crédito, S.A. Banco Universal is a Universal Bank subject to the General Law of Banks and Other Financial Institutions, Financial Regulation Law and Trust Law, and subject to the applicable regulations of the SUDEBAN, and Banco Central de Venezuela – BCV (The Central Bank of Venezuela, hereinafter referred to as "BCV"). Additionally, the Bank is registered with the "Comisión Nacional de Valores" (National Securities Commission) and is listed on the "Bolsa de Valores de Caracas" (Caracas Stock Exchange); therefore, it is also subject to the Capital Market Law and the standards of the "Comisión Nacional de Valores" (National Securities Commission).

The Bank and its Branch are members of Grupo Venezolano de Crédito and Grupo Vencred and carry out transactions with other members of these Groups.

NOTE 2.- Accounting Policies and Practices:

a. Basis of presentation-

The accompanying financial statements have been prepared in accordance with the accounting practices provided by the SUDEBAN. Some of these practices differ from generally accepted accounting principles in Venezuela commonly applied in the preparation of financial statements of other industries. The most significant differences are the no-recognition of the effects of inflation on the financial statements as basic information but as supplemental information (see Exhibits I to IV), the amortization of foreclosed assets represented by chattels and real estate, which is not required under generally accepted

accounting principles and the no-recognition of gains or losses from the sale of certain foreclosed assets, as required by the SUDEBAN (see Note 8).

A summary of the most important policies and practices followed by the Bank and its Branch in the preparation of their financial statements is as follows:

b. Use of estimates-

The preparation of the financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c. Principles of combination or integration-

The financial statements include the accounts of Venezolano de Crédito, S.A. Banco Universal and its Grand Cayman branch. For combination or integration purposes of the accounts of the Bank with its foreign branch, the accounting records of which are stated in US dollars, the financial statements of such branch have been translated into bolivars by applying the year-end exchange rate.

The exchange rates applied by the Bank as of June 30, 2003 and December 31, 2002, for the conversion of the financial statements of the foreign branch were Bs. 1,596.00 and Bs. 1,399.50 per US dollar, respectively (see Notes 7 and 24).

d. Cash and equivalents-

For reporting purposes of the statements of cash flows, the Bank considers cash and due from banks in local and foreign currency represented by cash, gold in coins and bars, deposits in BCV, demand deposits in banks and other financial institutions and clearinghouse funds to be cash and equivalents.

e. Investment securities-

Investment securities are classified into three categories: trading, available-for-sale and held-to-maturity. This classification is based on the management's intent with respect to these securities at the acquisition date. Those investment securities acquired to obtain benefits from short-term price fluctuations are classified as trading securities and carried at fair market value; the unrealized gains/losses are included in income. Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and

capacity of holding until maturity. Such investment securities are accounted for at cost adjusted for the amortization of premiums or discounts. Available-for-sale securities are those not classified as trading nor as held-to-maturity securities; they are accounted for at fair market values and the unrealized gains/losses are reported in the stockholders' equity.

Other investment securities are represented by overnight placements in financial institutions and recorded at their cost value, which is equivalent to their realization value.

As of December 31, 2002, restricted cash investment securities are represented by time deposits in foreign financial institutions to cover foreign currency forward contracts. These investments are recorded at their acquisition cost that is equivalent to their nominal value. They also include investment securities acquired under resale agreements (repo transactions).

The Bank uses the acquisition cost of the security to be traded as calculation basis to determine the realized gain or loss from the sale of investment securities.

Permanent reductions of the fair values of available-for-sale or held-to-maturity securities are charged to income as they arise.

f. Repurchase-resale agreements-

The Bank enters into short-term purchase contracts of securities under agreements to resell (repo agreements). The amounts placed for repo transactions are recorded in the "Restricted cash investments" caption. The Bank monitors the credit risk of the counterparts of the purchase contracts under resale agreements in order to evaluate whether it is necessary to adjust the book value of the repo agreement to the market value of the securities related to the resale agreements.

g. Allowance for loan losses and contingent portfolio-

The allowance for loan losses and contingent portfolio is maintained at levels adequate to cover potential losses in loans determined on the basis of the standards provided by the SUDEBAN. Management determines the adequacy of such estimation through specific credit reviews, recent loss experience, current economic conditions, risk characteristics of loan categories, fair value of guarantees received and other important factors. The allowance for loan losses is increased with charges to income and is reduced by losses recognized in the portfolio.

In addition to the specific provisions determined on the basis mentioned in the preceding paragraph, the allowance for loan losses includes a general provision, that is over 1% of the gross loan portfolio granted as of June 30, 2003, while as of December 31, 2002 it was over 2% on the loan portfolio granted before September 1, 1999 plus 1% on the gross loan portfolio increase effective from the aforementioned date, except for the loan portfolio to micro-entrepreneurs that requires a general provision of 2%, pursuant to Communication N° SBIF-CJ-7727 dated September 1, 1999, Resolution N° 198/99 published in Official Gazette N° 36726 dated June 18, 1999 and Resolution No. 010-02 dated January 24, 2002. At June 30, 2003 and December 31, 2002 the general provision is equivalent to 1.80% and 1.67% of the total loan portfolio, respectively.

The general provision for contingent loans is recorded based on 1% of the balance of said portfolio and is shown in the "Accruals and other liabilities" caption.

h. Derivatives-

In the normal course of business, the Bank enters into forward foreign currency contracts for trading purposes and to manage the exposure risk in foreign currency (hedging).

The forward foreign currency contracts for trading purposes and those that do not meet the necessary conditions to be classified as hedging are accounted for at their fair value. Fair value is determined by calculating the forward exchange rate at which the Bank would agree a similar transaction on the basis of the current value of discounted flows for the remaining term from the year-end until the maturity date, obtaining the unrealized gain or loss from the difference between the year-end spot rate and the forward rate obtained thereby.

Forward foreign currency contracts qualified as hedging contracts are recognized in the memorandum accounts at their notional value. Gains or losses resulting from forward foreign currency contracts for hedging purposes are amortized over the contract's effectiveness. Unrealized gains from valuation of these investments are deferred in the "Accruals and other liabilities" caption, while unrealized losses are recognized in the income for the period as incurred.

i. Investments in unconsolidated affiliates and subsidiaries-

Those investments in companies over 20% owned by the Bank are accounted for under the equity method. Under this method, the participation in the investment is recorded in income as "Other operating income" or "Other operating expenses" and the dividends are credited to the investment account as declared. Pursuant to the SUDEBAN, income from equity in

earnings or losses of subsidiaries or affiliates is reclassified to the "Restricted undistributed earnings" account until they are available, which occurs once dividends are paid by subsidiaries or affiliates, then they are reclassified to the "Available undistributed earnings" account.

j. Foreclosed assets-

Foreclosed assets are mainly composed of real estate and chattels, works in progress received in payment, idle assets and other foreclosed assets. Real estate, chattels, and works in progress received in payment are accounted for at the lower of capital book value and disbursements recoverable owed by the borrower, market value, legal foreclosure value or appraisal value. Idle assets are accounted for at the lower of book or realization value. Improvements or additions that may increase the useful life of assets or their realization value are added to the cost of the related asset. The costs derived from maintaining these assets are expensed as incurred. According to current regulations, assets received in payment, real estate and chattels must be sold within a maximum term of one and three years, respectively, period over which they are amortized, while idle assets are removed from the asset accounts after 24 months, period over which they are amortized.

Other foreclosed assets are composed of assets acquired or constructed by the Bank for sale. They are accounted for at their acquisition cost plus all those capitalizable costs incurred to make such asset saleable.

k. Premises and equipment-

Premises and equipment in this category are owned by the Bank for its use and are stated at acquisition cost. Premises and equipment are depreciated using the straight-line method based on the estimated useful lives of assets. Expenditures for maintenance and repairs are charged directly to income and improvements and renewals that may increase the capacity of service and efficiency or extend the useful life are added to the cost of the related properties. Upon sale or disposal of assets, the cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in income.

l. Deferred expenses-

Deferred expenses mainly include disbursements for organization and facility expenses, goodwill, purchased licenses and leasehold improvements, which are not recognized as expenses as paid but allocated to future periods, since the benefits derived thereof extend further than the period in which they were incurred. Deferred expenses are recorded at cost

and are amortized over a maximum term of four years, except for goodwill that is amortized over less than 20 years.

m. Allowance to cover other uncollectibility and impairment risks-

Management determines the adequacy of the allowance to cover potential losses of collectibility or recoverability of other assets through the application of criteria similar to those applied for the loan portfolio, as applicable, and considering the evaluation of other relevant factors. The allowance for other assets is increased by charges to income and reduced by losses recognized of said assets through the related write-offs. Additionally, Management determines the allowance for other assets based on the analysis of their aging in conformity with the requirements of the SUDEBAN.

n. Accrual for labor indemnities-

Accrual for labor indemnities is recorded based upon the actual obligation in accordance with the Labor Law and the current collective contract. The Bank has simple labor indemnities deposited in a trust on behalf of its employees. Penalty indemnities paid for unjustified dismissals are charged to expenses as paid.

o. Income taxes-

The provision for income taxes is calculated on the basis of net taxable income determined pursuant to the current Venezuelan tax law. The income tax liability calculated on this basis is shown in the "Accruals and other liabilities" caption.

Due to the uncertain recovery of the deferred tax asset, the Bank does not recognize such tax as derived from the possibility of deducting the tax loss carryforwards in future periods.

p. Retirement pension plan-

The costs of a noncontributory pension plan are accumulated based upon actuarial calculations. For the last actuarial calculation made by the Bank on December 31, 2002, the effective discount rates and increases used to calculate the obligation for the benefit projected in long term were 13% and 9% on an annual basis, respectively.

q. Trust assets-

Trust assets are valued based on the same standards the Bank uses to value its own assets, except for the loan portfolio, for which no general provision was created given that Management considered it to be non applicable, and investment securities, according to the

standards of the SUDEBAN, are valued at acquisition cost adjusted for the amortization of premiums or discounts, as applicable.

r. Financial income and expense-

Interest income and expense are recorded in the period when earned, depending on the effectiveness of the transactions generating the income or expense.

Accrued interests on past due loans and loans in litigation are recorded in memorandum accounts and recognized as income when collected. Additionally, the Bank provisions accrued interests based on the risk classification percentage determined for the loan portfolio that originated them, except for accrued interests on those loans qualified as a loss risk over 10% (15% for December 2002) classified as actual risk, high-risk and irrecoverable and on the portfolio classified as past due or in litigation, which are fully provisioned.

Loans included in high risk or irrecoverable categories do not accrue any interest income, even if they are current or restructured. Accrued interests earned after said classifications will be booked in the related memorandum accounts.

According to the provisions of BCV, the Bank determines asset and liability interest rates with its clients, taking in consideration the financial market conditions.

s. Other income-

Income from commissions, income from the sale of the Bank's assets and miscellaneous income from services or recovery of disposed, written-off or depreciated assets, are recorded as collected or extinguished in the "Income from recovery of financial assets", "Other operating income", "Income from foreclosed assets" and "Miscellaneous operating income" captions.

t. Foreign currency transactions and balances-

Foreign currency transactions are recorded at the exchange rate in effect at the transaction date. As of June 30, 2003, foreign currency balances were adjusted at the official exchange rate fixed in the Exchange Agreement N° 2, published by BCV upon application of the new exchange management regime (see Note 24). As of December 31, 2002, foreign currency balances were adjusted at the exchange rate in effect in the free exchange market using the purchase quotations published by BCV effective at that date. The resulting exchange gain or loss is recorded in income in the period when earned or incurred.

As of June 30, 2003 and December 31, 2002, the exchange rates used by the Bank were Bs. 1,596.00 and Bs. 1,399.50, per US dollar, respectively.

The foreign currency balances included in the balance sheets as of June 30, 2003 and December 31, 2002 are detailed in Note 23.

u. Net earnings per share-

Net earnings per share shown in the accompanying statements of income and allocation of net income have been determined by dividing the net income for the six-month period by the average number of outstanding shares existing during the six-month periods ended June 30, 2003 and December 31, 2002.

NOTE 3.- <u>Reserve balances and other deposits maintained in BCV:</u>

Under the General Law of Banks and Other Financial Institutions, credit institutions are required to maintain certain levels of cash liquidity pledged in favor of BCV, as provided by such institute through special resolutions. As of June 30, 2003 and December 31, 2002, the reserve balance was fixed by BCV at 15% of the weekly average of deposits, customers' deposits, obligations or liability transactions carried out by the institution with private sector entities (regular reserve balance) and public sector entities. The reserve balance must be made in US dollars when the liabilities have been contracted in foreign currency.

As provided by the BCV, a portion of the reserve balance corresponding to deposits, customers' deposits, obligations or liability transactions carried out in bolivars, subject to regular reserve balance, bears an interest rate equivalent to the weighted average liability rate, paid for savings and time deposits by commercial and universal banks, during the week previous to the reserve balance creation. During the six-month periods ended June 30, 2003 and December 31, 2002, 4% of the regular reserve balance is remunerated based on the premises referred to above.

As of June 30, 2003 and December 31, 2002, the reserve balance required by the BCV amounts to Bs. 93,819 million and Bs. 84,085 million, respectively. The Bank maintained balances available in the BCV to cover such reserve balance.

NOTE 4.- Investment securities:

Investments in debt securities and capital have been classified in the financial statements based on management's intent with respect to these securities. As of June 30, 2003 and December 31, 2002, investment securities are represented as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Investment securities-		
Available-for-sale securities	**46,949,320**	60,522,974
Held-to-maturity securities	**402,172,991**	208,222,194
Other investment securities	**15,766,752**	13,344,588
Restricted cash securities	**14,607,736**	119,496,992
	479,496,799	401,586,748

a. Available-for-sale securities-

Available-for-sale investment securities as of June 30, 2003 and December 31, 2002, stated at their fair market value, are detailed as follows:

As of June 30, 2003	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Obligations issued by domestic private nonfinancial companies-				
Desarrollos Forestales San Carlos II, S.A. - Deforsa (nominal value of Bs. 800 million with annual yield of 23.18% and due in November 2003)	**794,432**	**9,472**	**-0-**	**803,904**[1]
Obligations issued by foreign financial institutions-				
International Bank for Reconstruction and Development - IBRD (nominal value of US$ 5,000,000, Bs. 7,980 million with annual yield of 4% and due in September 2009)	**7,982,433**	**57,338**	**-0-**	**8,039,771**[2]
Obligations issued by foreign public nonfinancial companies-				
Federal National Mortgage Association-Fannie Mae (nominal value of US$ 3,000,000, Bs. 4,788 million, with annual yield of 2.80% and due in March 2005)	**4,789,018**	**15,452**	**-0-**	**4,804,470**[2]
	13,565,883	**82,262**	**-0-**	**13,648,145**
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	**16,875**	**34,831**	**-0-**	**51,706**[3]

[1] The fair value is equivalent to the current value of future discounted flows.
[2] The fair value corresponds to the quotation value in the foreign stock exchange.
[3] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange, as applicable.

As of June 30, 2003

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	**947,246**	**-0-**	**(326,807)**	**620,439**[4]
Siderúrgica Venezolana (SIVENSA), S.A.C.A., (219,856 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	**597**	**1,755**	**-0-**	**2,352**[4]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,154 ADR'S with a nominal value of Bs. 1,400 each and a 0.01% capital share)	**7,547**	**-0-**	**(430)**	**7,117**[4]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	**11,517**	**-0-**	**(2,075)**	**9,442**[4]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	**11,351**	**-0-**	**(6,658)**	**4,693**[4]
CEMEX de Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	**138,600**	**-0-**	**(9,111)**	**129,489**[4]
CEMEX de Venezuela, S.A.C.A. (910,906 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	**184,459**	**-0-**	**(47,821)**	**136,638**[4]
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	**34,089**	**8,406**	**-0-**	**42,495**[4]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	**14,000**	**-0-**	**(5,600)**	**8,400**[4]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	**40,770**	**-0-**	**(14,677)**	**26,093**[4]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each and a 17.7% capital share)	**133,083**	**3,635**	**-0-**	**136,718**[5]
Corporación Suiche 7B, C.A. (41,750 shares with a nominal value of Bs. 1,000 each and a 16.3% capital share)	**9,925**	**-0-**	**-0-**	**9,925**[6]
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each and a 0.01% capital share)	**5,201**	**4,980**	**-0-**	**10,181**[4]

[4] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange, as applicable.
[5] The fair value is equivalent to the equity value.
[6] The fair value is similar to the acquisition cost.

As of June 30, 2003

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	**18**	**-0-**	**-0-**	**18**[7]
	1,538,403	**18,776**	**(413,179)**	**1,144,000**
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 3,830 each)	**11,309**	**14,373**	**-0-**	**25,682**[8]
	1,566,587	**67,980**	**(413,179)**	**1,221,388**
Other-				
Pledge bond (19,701,492 kgs of conditioned corn at the rate of 398.24 Bs. per Kg.)	**6,009,102**	**1,836,820**	**-0-**	**7,845,922**[8]
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (1,512,363 investment units)	**24,274,174**	**-0-**	**(40,309)**	**24,233,865**[9]
	45,415,746	**1,987,062**	**(453,488)**	**46,949,320**

As of December 31, 2002

	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
		(In thousands of bolivars)		
Available-for-sale investment securities:				
Securities issued or guaranteed by the Venezuelan Government-				
National Public Debt Bonds (nominal value of Bs. 10 million with annual yield of 27.86% and due in April 2003)	8,642	1,059	-0-	9,701[10]
Obligations issued by domestic private nonfinancial companies-				
Desarrollos Forestales San Carlos II, S.A.-Deforsa (nominal value of Bs. 840 million with annual yield of 26.40% and due in November 2003)	834,154	-0-	(70,887)	763,267[10]
Obligations issued by foreign financial institutions-				
International Bank for Reconstruction and Development - IBRD (nominal value of US$ 5,000,000, Bs. 6,998 million with annual yield of 4% and due in September 2009)	6,999,585	-0-	-0-	6,999,585[11]
Obligations issued by foreign private nonfinancial companies-				
General Motors Acceptance Corp. (nominal value of US$ 400,000, Bs. 560 million, with annual yield of 1.86% and due in March 2003)	558,280	395	-0-	558,675[11]

[7] The fair value is similar to the acquisition cost.
[8] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange.
[9] The fair value is equivalent to the investment unit value.
[10] The fair value is equivalent to the current value of future discounted flows.
[11] The fair value corresponds to the quotation value in the foreign stock exchange.

As of December 31, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Sears Roebuck Acceptance (nominal value of US$ 400,000, Bs. 560 million, with annual yield of 1.9% and due in March 2003)	558,247	428	-0-	558,675[12]
	1,116,527	823	-0-	1,117,350
Obligations issued by foreign public nonfinancial companies-				
Federal National Mortgage Association - Fannie Mae (nominal value of US$ 6,000,000, Bs. 8,397 million, with annual yields between 2.8% and 3.35% and due between March and October 2005)	8,400,241	41,389	-0-	8,441,630[12]
American Treasury bills (nominal value of US$ 20,000,000, Bs. 27,990 million with annual yield of 1.16% and due in January 2003)	27,970,843	-0-	(437)	27,970,406[12]
	36,371,084	41,389	(437)	36,412,037
	45,321,350	42,212	(71,324)	45,292,238
Participation in domestic financial institutions-				
Vencred, S.A. (112,404 shares with a nominal value of Bs. 66.65 each and a 0.04% capital share)	21,120	6,981	-0-	28,101[13]
Participation in domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, (3,446,885 shares with a nominal value of Bs. 100 each and a 0.11% capital share)	945,848	-0-	(315,068)	630,780[13]
Siderúrgica Venezolana (SIVENSA), S.A.C.A., (157,040 shares with a nominal value of Bs. 20 each and a 0.01% capital share)	597	-0-	(110)	487[13]
ADR's de Siderúrgica Venezolana (SIVENSA), S.A.C.A. (6,154 ADR'S with a nominal value of Bs. 1,400 each and a 1% capital share)	7,547	-0-	(407)	7,140[13]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "A" (1,926,947 shares with a nominal value of Bs. 100 each and a 0.60% capital share)	11,517	-0-	(2,075)	9,442[13]
Venezolana de Pulpa y Papel (VENEPAL), C.A. Class "B" (2,182,897 shares with a nominal value of Bs. 100 each and a 0.96% capital share)	11,351	-0-	(6,658)	4,693[13]
CEMEX de Venezuela, S.A.C.A. (647,446 shares Type I with a nominal value of Bs. 100 each and a 0.08% capital share)	138,600	-0-	(64,144)	74,456[13]
CEMEX de Venezuela, S.A.C.A. (910,918 shares Type II with a nominal value of Bs. 100 each and a 0.15% capital share)	184,459	-0-	(79,705)	104,754[13]

[12] The fair value corresponds to the quotation value in the foreign stock exchange.
[13] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange

As of December 31, 2002	Acquisition cost	Gross unrealized gain	Gross unrealized loss	Fair market value/book value
	(In thousands of bolivars)			
Manufacturas de Papel, S.A.C.A. (MANPA) (466,976 shares with a nominal value of Bs. 10 each and a 0.02% capital share)	34,089	-0-	(14,476)	19,613[14]
Manufacturas Textiles, S.A.C.A. (MANTEX) (35,000 shares with a nominal value of Bs. 1,000 each and a 0.07% capital share)	14,000	-0-	(5,950)	8,050[14]
C.A. Fábrica Nacional de Cementos, S.A.C.A. (453,000 shares with a nominal value of Bs. 10 each and a 0.06% capital share)	40,770	2,265	-0-	43,035[14]
Caja Venezolana de Valores, S.A., (21,167 shares with a nominal value of Bs. 10,000 each)	134,482	2,236	-0-	136,718[15]
Corporación Suiche 7B, C.A. (20,850 shares with a nominal value of Bs. 1,000 each)	9,925	-0-	-0-	9,925[16]
Corporación Industrial de Energía, C.A. (661,122 shares with a nominal value of Bs. 10 each)	5,201	-0-	-0-	5,201[16]
Desarrollos del Sol, C.A., (180 shares with a nominal value of Bs. 100 each and an 18% capital share)	18	-0-	-0-	18[16]
	1,538,404	4,501	(488,593)	1,054,312
Participation in foreign private nonfinancial companies-				
International Briquettes Holding (6,705 shares with a nominal value of Bs. 2,100 each)	11,309	11,211	-0-	22,520[14]
	1,570,833	22,693	(488,593)	1,104,933
Other -				
Goldman Sachs Enhanced Cash Fund Administration shares - Mutual Fund (987,727 investment units)	13,995,000	121,102	-	14,116,102[17]
	60,895,825	187,066	(559,917)	60,522,974

Maturities for available-for-sale investment securities are as follows:

	6/30/2003		12/31/2002	
	Acquisition cost	**Fair market value**	Acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**6,803,534**	**8,649,826**	29,096,012	29,097,458
Due from six months to one year	**-0-**	**-0-**	834,154	763,266
Due from one to five years	**4,789,018**	**4,804,470**	8,400,241	8,441,630
Due from five to ten years	**7,982,433**	**8,039,771**	6,999,585	6,999,585
Undefined maturity (shares)	**25,840,761**	**25,455,253**	15,565,833	15,221,035
	45,415,746	**46,949,320**	60,895,825	60,522,974

[14] The fair value corresponds to the quotation value in the Caracas stock exchange or the Agricultural stock exchange.
[15] The fair value is equivalent to the equity value.
[16] The fair value is similar to the acquisition cost.
[17] The fair value is equivalent to the investment unit value.

For the six-month period ended June 30, 2003, the Bank sold available-for-sale securities for Bs. 181,754 million (Bs. 1,895,337 million for the six-month period ended December 31, 2002) recording Bs. 2,283 million (Bs. 14,186 million for December 31, 2002) in the "Other operating income" caption as realized gain resulting from such sale. Additionally, the Bank recorded losses from the sale of available-for-sale securities for approximately Bs. 108 million (Bs. 106 million for December 31, 2002), which were recorded in the "Other operating expenses" caption.

b. Held-to-maturity securities-

Held-to-maturity investment securities correspond to debt securities on which the Bank has the intention and capacity of holding until maturity. Such investment securities are detailed as follows:

As of June 30, 2003	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Other securities issued or guaranteed by the Venezuelan Government-				
Nominative demand Certificates of Deposit issued by BCV (with annual yields ranging between 18% and 22% with a nominal value of Bs. 341,002 million and due in July and September 2003)	**341,002,400**	**-0-**	**-0-**	**341,002,400**[18]
Time deposits in foreign financial institutions (with annual yields ranging between 0.94% and 1.26%, and nominal value of US$ 30,892,919, Bs. 49,305 million and due in July 2003)-				
JP Morgan Chase Bank	**12,768,000**	**-0-**	**-0-**	**12,768,000**[18]
Barclays Bank PLC Miami	**22,173,098**	**-0-**	**-0-**	**22,173,098**[18]
Standard Chartered Bank	**14,364,000**	**-0-**	**-0-**	**14,364,000**[18]
	49,305,098	**-0-**	**-0-**	**49,305,098**
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 20.30% and 24.21%, and nominal value of Bs. 6,871 million and due between October 2003 and October 2005)-				
Mercantil Servicios Financieros, C.A.	**8,431,000**	**-0-**	**-0-**	**8,431,000**[18]
Citibank Mercado de Capitales, C.A. Casa de Bolsa	**2,000,000**	**-0-**	**-0-**	**2,000,000**[18]
C.A. La Electricidad de Caracas	**1,434,493**	**-0-**	**-0-**	**1,434,493**[18]
	11,865,493	**-0-**	**-0-**	**11,865,493**
	402,172,991	**-0-**	**-0-**	**402,172,991**

[18] The fair value is similar to nominal value.

As of December 31, 2002	Amortized cost/ Carrying amount	Unrealized gross gain	Unrealized gross loss	Fair market value
		(In thousands of bolivars)		
Held-to-maturity investment securities:				
Other securities issued or guaranteed by the Venezuelan Government-				
Nominative demand Certificates of Deposit issued by BCV (with annual yields ranging between 22% and 27% with a nominal value of Bs. 41,124 million and due in January 2003)	41,124,200	-0-	-0-	41,124,200[19]
Time deposits in foreign financial institutions (with annual yields ranging between 1.125% and 2.25% and nominal value of US$ 114,499,360, Bs. 160,242 million and due between January and April 2003)-				
JP Morgan Chase Bank	64,377,000	-0-	-0-	64,377,000[19]
Barclays Bank PLC Miami	55,235,703	-0-	-0-	55,235,703[19]
ING Bank, NV, Curacao	18,193,500	-0-	-0-	18,193,500[19]
Standard Chartered Bank	18,193,500	-0-	-0-	18,193,500[19]
HSBC Bank	4,242,150	-0-	-0-	4,242,150[19]
	160,241,853	-0-	-0-	160,241,853
Obligations issued by domestic private nonfinancial companies (with annual yields ranging between 28.43% and 32.21%, and nominal value of Bs. 6,871 million and due between October 2003 and October 2005)-				
Mercantil Servicios Financieros, C.A.	3,431,000	-0-	-0-	3,431,000[19]
Citibank Mercado de Capitales, C.A.	2,000,000	-0-	-0-	2,000,000[19]
C.A. La Electricidad de Caracas	1,425,141	-0-	-0-	1,425,141[19]
	6,856,141	-0-	-0-	6,856,141
	208,222,194	-0-	-0-	208,222,194

Maturities for held-to-maturity investment securities are as follows:

	6/30/2003		12/31/2002	
	Amortized cost	**Fair market value**	Amortized cost	Fair market value
		(In thousands of bolivars)		
Due in one year or less	**392,741,991**	**392,741,991**	202,791,194	202,791,194
Due from one to five years	**9,431,000**	**9,431,000**	5,431,000	5,431,000
	402,172,991	**402,172,991**	208,222,194	208,222,194

[19] The fair value is similar to nominal value.

c. Other investment securities-

The carrying amounts of other investment securities, stated at their realization value, are as follows:

	6/30/2003	12/31/2002
Other investment securities:	(In thousands of bolivars)	
Overnight placements with domestic financial institutions (annual yields ranging between 5% and 20% for December 2002)-		
Banco Standard Chartered	**-0-**	3,309,000[20]
Banco del Caribe, C.A.	**-0-**	3,000,000[20]
Corp Banca, C.A.	**-0-**	2,000,000[20]
ABN Amro Bank, N.V.	**-0-**	1,450,000[20]
	-0-	9,759,000
Overnight placements with foreign financial institutions (annual yield of 0.95% for June 2003 and annual yields ranging between 0.52% and 0.66% for December 2002)-		
Chase Manhattan Bank	**15,766,752**	-0-
JP Morgan Chase Bank	**-0-**	2,927,823[20]
Banco Atlántico, Miami	**-0-**	657,765[20]
	15,766,752	3,585,588
	15,766,752	13,344,588

d. Restricted cash investment securities-

Restricted cash investment securities are composed as follows:

	6/30/2003		12/31/2002	
	Cost	**Market value**	Cost	Market value
Restricted cash investment securities:	(In thousands of bolivars)			
Securities purchased under agreements to resell)-				
Banco Central de Venezuela (Repos of the National Public Debt Bonds) with annual yield of 22%, and a nominal value of Bs. 13,298 million and due in July 2003, for June 2003 (annual yields ranging between 22% and 27%, and a nominal value of 63,376 million and due in January 2003, for December 2002)	**13,297,600**	**13,297,600**	63,375,800	63,375,800[21]
Other:				
Time deposits in foreign financial institutions with annual yields ranging between 0.70% and 0.95%, and a nominal value of US$ 820,888, for June 2003 (with annual yields ranging between 0.755% and 0.815%, and a nominal value of US$ 40,100,888 and due between January and June 2003, for December 2002)-				
Brown Brothers Harriman & Co.	**-0-**	**-0-**	55,980,000	55,980,000[21]
Bank of America (Visa International)	**1,149,120**	**1,149,120**	-0-	-0-
Chase Manhattan Bank (MasterCard)	**161,016**	**161,016**	141,192	141,192[21]
	1,310,136	1,310,136	56,121,192	56,121,192
	14,607,736	14,607,736	119,496,992	119,496,992

[20] The fair value is similar to nominal value.
[21] The fair value is similar to the acquisition cost.

As of June 30, 2003 and December 31, 2002, restricted cash investment securities are due in six months or less.

Restricted cash investment securities are represented by time deposits maintained in foreign financial institutions destined to guarantee to Visa International Service Association and MasterCard International Inc. those transactions related to the license contract on the nonexclusive and free use of VISA and MASTERCARD trademarks in the credit cards.

As of December 31, 2002, restricted cash investment securities are represented by time deposits maintained in foreign financial institutions to cover foreign currency forward exchange transactions.

The Bank controls the concentration risk of investments through the implementation of approval, supervision and control mechanisms. The Bank has focused its investment activities mainly in securities issued or guaranteed by the Venezuelan Government, time deposits and obligations issued by foreign public nonfinancial companies. As of June 30, 2003, 14% of investment securities are focused on time deposits and overnight placements issued by foreign financial entities and 74% are focused on securities issued or guaranteed by the Bolivarian Republic of Venezuela.

As of December 31, 2002, 56% of investment securities are focused on time deposits and overnight placements issued by foreign financial entities, 26% are focused on securities issued or guaranteed by the Bolivarian Republic of Venezuela and 9% are focused on obligations issued by foreign public nonfinancial companies.

NOTE 5.- Loan Portfolio:

The loan portfolio is mainly composed of loans and discounts granted to private entities in accordance with the Bank's objectives. The loan portfolio is classified by economic activity as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Services	**72,515,421**	67,971,124
Industrial	**63,622,854**	129,442,848
Commercial	**41,963,761**	47,944,485
Construction	**30,557,962**	25,015,773
Agriculture	**23,143,996**	23,733,495
Mines and hydrocarbons	**16,472,587**	16,800,748
Consumer credits	**8,230,851**	8,404,251
Miscellaneous	**61,590,802**	48,980,300
	318,098,234	368,293,024
Allowance for loan losses	**(15,783,458)**	(15,390,967)
	302,314,776	352,902,057

As of June 30, 2003, miscellaneous balance includes Bs. 27,758 million and Bs. 10,000 million, corresponding to loans destined to the acquisition and remodeling of houses and loans with domestic financial institutions, respectively. As of December 31, 2002, miscellaneous balance includes Bs. 29,706 million, corresponding to loans destined to the acquisition and remodeling of houses.

The loan portfolio is classified by type of credit as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Time loans	**177,970,993**	217,026,842
Installment loans	**26,107,932**	20,211,558
Agricultural loans	**23,143,996**	23,733,495
Current account credits	**20,981,311**	30,536,494
Mortgage loans	**16,841,794**	22,220,468
Loans to employees	**10,908,523**	11,555,602
Loans to domestic financial institutions	**10,000,000**	-0-
Credit cards	**8,114,422**	8,262,545
Credits for installment sale of goods	**7,228,206**	6,460,124
Financial lease	**6,892,171**	14,478,114
Loans granted to micro entrepreneurs	**3,976,435**	3,069,966
Letters of credit issued and traded	**2,851,758**	3,431,008
Bills discounted	**2,383,582**	6,756,563
Credits granted with FONCREI's resources	**572,060**	378,794
Acquisition of vehicles	**116,429**	141,707
Discounts and purchases of bills	**8,622**	29,744
	318,098,234	368,293,024
Allowance for loan losses	**(15,783,458)**	(15,390,967)
	302,314,776	352,902,057

The loan portfolio is classified by type of guarantee as follows:

As of June 30, 2003	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	305,493,768	142,047,739	22,066,676	60,269,125	64,017,208	17,093,020
Restructured	4,023,347	1,098,222	-0-	2,842,252	82,873	-0-
Past-due	7,528,701	2,404,445	9,992	4,327,700	381,016	405,548
In litigation	1,052,418	73,281	-0-	625,654	304,403	49,080
	318,098,234	145,623,687	22,076,668	68,064,731	64,785,500	17,547,648
Allowance for loan losses	(15,783,458)					
	302,314,776					

As of December 31, 2002	Total	Unsecured	Type of guarantee: Pledge	Mortgage	Collateral and guarantees	Other
			(In thousands of bolivars)			
Current	356,140,823	157,922,894	28,661,324	51,874,615	100,857,988	16,824,002
Restructured	4,297,463	1,095,235	-0-	2,921,770	280,458	-0-
Past-due	6,583,520	1,736,114	20,414	3,818,879	654,482	353,631
In litigation	1,271,218	85,810	-0-	701,064	435,264	49,080
	368,293,024	160,840,053	28,681,738	59,316,328	102,228,192	17,226,713
Allowance for loan losses	(15,390,967)					
	352,902,057					

The loan portfolio is classified by maturity as follows:

As of June 30, 2003	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	305,493,768	169,653,511	16,451,833	12,181,980	34,714,535	14,130,700	58,361,209
Restructured	4,023,347	331,014	-0-	1,131,537	-0-	-0-	2,560,796
Past-due	7,528,701	3,470,635	135,821	375,680	500,236	870,041	2,176,288
In litigation	1,052,418	608,419	15,142	-0-	176,476	84,994	167,387
	318,098,234	174,063,579	16,602,796	13,689,197	35,391,247	15,085,735	63,265,680
Allowance for loan losses	(15,783,458)						
	302,314,776						

As of December 31, 2002	Total	Due in 30 days	Due from 31 to 60 days	Due from 61 to 90 days	Due from 91 to 180 days	Due from 181 to 360 days	Due over 360 days
Current	356,140,823	215,799,050	30,169,984	26,909,439	9,662,707	23,074,505	50,525,138
Restructured	4,297,463	416,779	-0-	1,126,378	-0-	12,327	2,741,979
Past-due	6,583,520	2,942,250	369,972	279,208	678,813	383,336	1,929,941
In litigation	1,271,218	842,020	-0-	7,423	64,971	200,974	155,830
	368,293,024	220,000,099	30,539,956	28,322,448	10,406,491	23,671,142	55,352,888
Allowance for loan losses	(15,390,967)						
	352,902,057						

The movement of the allowance for loan losses is shown as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Balances, at the beginning of the six-month period	**15,390,967**	16,205,716
Add:		
Increase in allowance-		
Allowance charged to income	**1,295,493**	1,733,287
Transfers of "Accruals and other liabilities", net	**-0-**	521,846
Less:		
Decrease in allowance-		
Loans charged off	**(646,454)**	(2,859,133)
Transfers to "Allowance for accrued interest income"	**(94,321)**	(210,749)
Transfers to "Provision for contingent loans"	**(162,227)**	-0-
Balances, at the end of the six-month period	**15,783,458**	15,390,967

As of June 30, 2003 and December 31, 2002, the allowance for loan losses includes general provisions amounting to approximately Bs. 5,772 million and Bs. 6,141 million, respectively.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recovered loan portfolio charged-off in previous periods for approximately Bs. 212 million and Bs. 461 million, respectively, which were recorded in the "Income from recovery of financial assets" caption. During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recovered Bs. 307 million and Bs. 6,435 million through the allotment of properties, which were recorded in the "Foreclosed assets" caption.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank did not recognize interest income on past-due and in litigation loan portfolio for approximately Bs. 370 million and Bs. 268 million, respectively. On the other hand, the Bank collected approximately Bs. 136 million and Bs. 130 million, respectively, corresponding to interests recorded in memorandum accounts in prior six-month periods, related to commercial loans classified as past-due and in litigation for the six-month periods then ended.

As of June 30, 2003 and December 31, 2002, the non-interest bearing past-due and in litigation portfolio amounts to approximately Bs. 8,581 million and Bs. 7,855 million, respectively.

During the six-month period ended December 31, 2002 the Bank capitalized interests on loan portfolio for Bs. 637 million for debt restructurings, which are fully provisioned (see Note 13).

In June 2003, the Bank recorded provisions to cover loan loss risks of the branch in Grand Cayman for Bs. 142 million equivalent to US$ 88,678.

As of June 30, 2003 and December 31, 2002, the loan portfolio includes a loan granted on the installment sale of a good for Bs. 3,816 million. On November 30, 2001, such institution agreed upon with the SUDEBAN the creation of a specific provision for this loan for approximately Bs. 2,175 million over 24 months. During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank created provisions for Bs. 545 million charged to income for the six-month periods for this concept. As of June 30, 2003 and December 31, 2002, the specific provision assigned to such loan amounts to Bs. 1,813 million and Bs. 1,269 million, respectively.

As of June 30, 2003, the Bank maintains loans for Bs. 1,938 million with persons related to the institution in opposition to the provisions of Article 185, numeral 1 of the General Law of Banks and Other Financial Institutions.

As of December 31, 2002 the Bank maintained credits with a local economic group for Bs. 32,240 million, which exceeds 20% of the paid-in capital and reserves of the Bank at such date; the maximum limit allowed by the Law of Banks and Other Financial Institutions. As of June 30, 2003, the Bank has not recorded any credits with economic groups exceeding the legal limits.

NOTE 6.- Investments in subsidiaries and affiliates:

As of June 30, 2003 and December 31, 2002, the Bank has significant control on the administration of the following companies:

As of June 30, 2003	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	171,428	5,952,503	5,315,585
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,287,284

As of December 31, 2002	Equity in the capital stock					
	N° of common shares	%	Nominal value per share in Bs.	Equity in earnings or losses	Company's net stockholders' equity	Carrying amount
				(In thousands of bolivars)		
Investments in domestic financial institutions:						
Participaciones Vencred, S.A.	44,652,340	89,30	100	217,112	5,760,534	5,144,157
Allowance for investments in subsidiaries and affiliates						(28,301)
						5,115,856

A summary of the financial statements of Participaciones Vencred, S.A., company whose administration is significantly influenced by the Bank, is as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
ASSETS		
Cash and due from banks	**5,738**	22,200
Investment securities	**5,930,621**	5,718,257
Loan portfolio	**42,687**	48,936
Interest and commissions receivable	**-0-**	325
Foreclosed assets	**54**	376
Premises and equipment	**217**	829
Other assets	**25,480**	22,469
Total assets	**6,004,797**	5,813,392
LIABILITIES		
Accruals and other liabilities	**52,294**	52,858
STOCKHOLDERS' EQUITY		
Paid-in capital	**5,000,000**	5,000,000
Capital reserves	**268,738**	230,344
Retained earnings	**683,765**	530,190
Total stockholders' equity	**5,952,503**	5,760,534
Total liabilities and stockholders' equity	**6,004,797**	5,813,392

	6/30/2003	12/31/2002
STATEMENT OF INCOME		
Financial income	**244,913**	426,666
Financial expenses	**-0-**	-0-
Gross financial margin	**244,913**	426,666
Net financial margin	**244,913**	426,666
Other operating income	**39,005**	171,863
Other operating expenses	**(6,637)**	(235,973)
Financial intermediation margin	**277,281**	362,556
Operating expenses	**(84,990)**	(122,229)
Gross operating margin	**192,291**	240,327
Miscellaneous operating income	**-0-**	4,000
Expenses for foreclosed assets	**(322)**	(912)
Miscellaneous operating expenses	**-0-**	(288)
Net operating margin	**191,969**	243,127
Net income	**191,969**	243,127

NOTE 7.- Financial statements of the foreign branch:

A summary of the financial statements of the Grand Cayman branch, which have been integrated with the financial statements of Venezolano de Crédito, S.A. Banco Universal is shown as follows:

	6/30/2003		12/31/2002	
	Bs.	**US$**	Bs.	US$
		(In thousands)		
ASSETS:				
Cash and due from banks	**121,965**	**76**	21,835,478	15,602
Investment securities	**103,299,075**	**64,724**	197,269,449	140,957
Loan portfolio	**4,610,576**	**2,889**	4,142,130	2,960
Interests and commissions receivable	**320,967**	**201**	341,076	244
Other assets	**203,479**	**128**	18,963	13
	108,556,062	**68,018**	223,607,096	159,776
LIABILITIES:				
Customers' deposits	**95,215,313**	**59,659**	214,963,010	153,600
Other borrowings	**3,687,092**	**2,310**	471,696	337
Interests and commissions payable	**13,732**	**9**	5,980	4
Accruals and other liabilities	**578,511**	**362**	641,089	458
	99,494,648	**62,340**	216,081,775	154,399
ALLOCATED CAPITAL AND ACCUMULATED SURPLUS	**9,061,414**	**5,678**	7,525,321	5,377
	108,556,062	**68,018**	223,607,096	159,776
STATEMENTS OF INCOME:				
Financial income	**1,386,221**	**869**	1,804,122	1,289
Financial expenses	**(204,125)**	**(128)**	(714,866)	(511)
	1,182,096	**741**	1,089,256	778
Uncollectibility and devaluation expenses	**(141,530)**	**(89)**	(15,650)	(11)
Other operating income	**290,405**	**182**	248,319	177
Other operating expenses	**(138,166)**	**(87)**	(109,371)	(78)
Operating expenses	**(529,339)**	**(332)**	(290,570)	(208)
Other (expenses) income, net	**(30,720)**	**(19)**	1,636	1
	(549,350)	**(345)**	(165,636)	(119)
Income for the six-month period	**632,746**	**396**	**923,620**	659

NOTE 8.- Foreclosed assets:

Foreclosed assets shown in the balance sheets are represented by:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Assets received in payment	**4,000,270**	5,956,028
Works in process received in payment	**-0-**	45,113
Idle assets	**2,951,759**	4,056,975
	6,952,029	10,058,116
Provision for foreclosed assets	**(3,265,632)**	(4,386,348)
	3,686,397	5,671,768
Other-		
Equity in Corporación Galería Los Naranjos, C.A.	**8,034,086**	8,034,086
Equity in Desarrollos del Sol, C.A.	**3,396,209**	3,396,209
Equity in Asociación Civil Terraloma	**1,626,504**	2,429,421
	13,056,799	13,859,716
Provision for other foreclosed assets	**(2,492,641)**	(1,918,893)
	10,564,158	11,940,823
	14,250,555	17,612,591

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank was allotted real estate for approximately Bs. 307 million and Bs. 6,435 million, respectively, for recovery of loans.

During the six-month period ended June 30, 2003 the Bank charged off fully-amortized assets received in payment and idle assets for Bs. 2,493 million, and works in process received in payment for Bs. 4,025 million for the six-month period ended December 31, 2002, with charge to Provision for foreclosed assets.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank sold foreclosed assets, net of amortization, for approximately Bs. 709 million and Bs. 3,566 million, respectively, which generated a gain from the sale for Bs. 641 million and Bs. 789 million, respectively. In addition, for the six-month period ended June 30, 2003, the Bank recorded income for Bs. 132 million for the realization of the deferred gain from the installment sales made in prior periods. Such gains are reported in the "Income from foreclosed assets" caption.

For the six-month periods ended June 30, 2003 and December 31, 2002 the Bank deferred Bs. 387 million and Bs. 251 million, respectively, resulting from the installment sales shown in the "Accruals and other liabilities" caption.

During the six-month period ended December 31, 2002, the Bank transferred Bs. 582 million from Premises and equipment (works in process, lands, and buildings and facilities) to Foreclosed assets – idle assets (see Note 9).

As of June 30, 2003 and December 31, 2002 the "Idle assets" account includes Bs. 2,357 million, corresponding to advances made for the prepurchase of a commercial agency and offices for a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company). During the six-month period ended December 31, 2002 the Bank acquired for Bs. 1,639 million the local premise for the bank agency on which the Bank had made advances in prior six-month periods, and transferred such building from "Foreclosed assets – idle assets" to "Premises and equipment – buildings and facilities" at its acquisition cost.

The equity in Corporación Galería Los Naranjos, C.A. corresponds to contributions made on a basis of an association agreement for the construction of the mall "Centro Comercial Galería Los Naranjos" on which the bank has a-50% equity of such contract. During the six-month period ended December 31, 2002, the Bank made contributions for said project for Bs. 1,095 million.

The equity in Desarrollos del Sol, C.A. corresponds to contributions made by the Bank for the development of a real estate project in Puerto La Cruz, which is being executed by Desarrollos del Sol, C.A. (an affiliate company).

During the first six-month period of 2000, the Bank became an associate and administrator of the construction Asociación Civil Terraloma, which is being directly financed by the Bank. During the six-month period ended June 30, 2003 and December 31, 2002 the Bank received Bs. 14 million and Bs. 79 million, respectively, corresponding to the reimbursement of the contributions made on account of other associates in the construction Asociación Civil Terraloma. During the six-month period ended June 30, 2003, the Bank sold real estate in cash and by installments for Bs. 756 million.

On November 30, 2001, the Bank entered into an Act with the SUDEBAN though which it agreed to amortize the financed balances not recovered of the real estate projects Desarrollos del Sol, C.A. and Asociación Civil Terraloma over thirty-six months from February 2002. Additionally, it agreed not to recognize income from the sale or alienation of such real estate projects until the cancellation of the book balance thereof, by disclosing of the assets sold at sale price. During the six-month periods ended June 30, 2003 and

December 31, 2002, the Bank recorded amortization expenses for these assets for Bs. 574 million and Bs. 962 million, respectively.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recorded expenses for amortization of foreclosed assets for approximately Bs. 2,118 million and Bs. 2,334 million, respectively.

NOTE 9.- Premises and equipment:

Premises and equipment shown in the balance sheets are represented by:

	6/30/2003	12/31/2002	Estimated useful life (years)
	(In thousands of bolivars)		
Buildings and facilities (Note 8)	**21,661,116**	21,661,116	40
Computers	**3,230,176**	3,163,668	3
Furniture	**2,497,588**	2,379,835	10
Other equipment	**9,442,996**	8,756,633	3
	36,831,876	35,961,252	
Accumulated depreciation	**(11,919,492)**	(10,807,220)	
	24,912,384	25,154,032	
Land (Note 8)	**924,450**	924,450	
Other assets	**7,723**	7,723	
	25,844,558	26,086,205	

During the six-month period ended June 30, 2003 the Bank acquired furniture, computers and other equipment for Bs. 871 million. During the six-month period ended December 31, 2002 the Bank acquired buildings and facilities for Bs. 4,501 million for its commercial operations and new operating locations.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recognized expenses for depreciation of premises and equipment for Bs. 1,112 million and Bs. 990 million, respectively.

NOTE 10.- Other assets:

Other assets shown in the balance sheets are represented by:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Deferred expenses (net of accumulated amortization for Bs. 2,378 million and Bs. 1,581 million, respectively)	**6,915,049**	7,093,015
Items to be applied	**1,622,922**	1,339,274
Transactions of Suiche 7B network cash dispensers	**1,212,152**	862,355
Prepaid income taxes	**874,022**	2,939,493
Accounts receivable from derivative transactions (see Note 16)	**551,084**	2,090,226
Advances to suppliers	**511,616**	956,103
Stock of stationery and numismatics	**344,434**	249,371
Assets for lease (net of depreciation for Bs. 545 million and Bs. 487 million, respectively)	**288,234**	345,660
Other prepaid expenses	**281,069**	217,815
Debit reconciling items	**179,862**	90,443
Recoverable expenditures	**7,965**	100,121
Insurance indemnity claims	**-0-**	12,492
Other	**1,020,766**	884,766
	13,809,175	17,181,134
Provisions for other assets	**(700,019)**	(449,098)
	13,109,156	16,732,036

As of June 30, 2003 and December 31, 2002, the "Deferred expenses" account is mainly composed of Bs. 4,028 million and Bs. 4,140 million, respectively, corresponding to the mercantile goodwill that represents the acquisition cost excess on the carrying amount of net assets of the absorbed entities resulting from the absorption merger of Venezolano de Crédito, S.A.C.A. with Soficrédito Banco de Inversión, C.A. and Sogecrédito, C.A. de Arrendamiento Financiero performed in 2001. As provided by the SUDEBAN the goodwill is amortized over 20 years or less. In addition, this account includes Bs. 2,058 million and Bs. 2,427 million, net of amortization, corresponding to expenses for improvements and facilities made to the Bank's main office.

Prepaid income taxes are mainly composed of the value-added tax (VAT) paid by the Bank on behalf of customers to acquire assets granted under financial lease and the record of the income taxes paid in excess in prior periods.

The "Items to be applied" account is mainly composed of debit card transactions pending to be properly classified, which were made during the first days of July and January 2003 and other items in transit for which the Bank has created provisions that are included in the "Provisions for other assets" account.

The "Advances to suppliers" account is mainly composed of disbursements made for the facilities of the new main office and agencies of the Bank and prepaid maintenance services.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recognized expenses for amortization of deferred expenses for Bs. 892 million and Bs. 786 million, respectively. In addition, the Bank recorded expenses for amortization of assets granted under lease for Bs. 57 million and Bs. 106 million for the six-month periods ended June 30, 2003 and December 31, 2002, respectively.

During the six-month period ended June 30, 2003 the Bank transferred Bs. 300 million of provisions in excess maintained in the "Accruals and other liabilities" caption to the "Provision for other assets" account to cover recoverability risks related to the "Items to be applied" account. In addition, during the six-month period ended June 30, 2003 the Bank charged off Bs. 68 million against the "Provision for other assets", mainly related to value-added tax receivable in connection with credits charged off during the six-month period.

NOTE 11.- Customers' deposits:

Customers' deposits bear annual interest rates fluctuating between the following parameters:

	6/30/2003		12/31/2002	
	Rates denominated in Bs.	**Rates denominated in US$**	Rates denominated in Bs.	Rates denominated in US$
Interest-bearing current accounts	**1.50%**	**0.35%**	20%	0.50% - 0.75%
Other demand obligations	**-0-**	**-0-**	21%	-0-
Savings deposits	**0.75% - 2%**	**-0-**	5% - 10.5%	-0-
Time deposits	**5% - 22%**	**0.24% - 0.75%**	15% - 30.5%	0.84% - 0.24%
Restricted customers' deposits	**0.75% - 2%**	**0.34% - 0.84%**	5% - 10.5%	0.34% - 1.45%

As of June 30, 2003 and December 31, 2002, "Other demand obligations" are mainly represented by cashier's checks sold and funds received by the Bank in trust for approximately Bs. 10,791 million and Bs. 5,449 million, respectively, for June 30, 2003 (Bs. 6,036 million and Bs. 3,212 million, respectively, for December 31, 2002).

As of June 30, 2003 and December 31, 2002, restricted customers' deposits include Bs. 13,051 million and Bs. 9,737 million, respectively, corresponding to idle savings deposits in local currency. Additionally, as of June 30, 2003 and December 31, 2002, the account includes Bs. 37,091 million and Bs. 68,789 million, respectively, corresponding to the total of restricted customers' deposits in foreign currency that mainly guarantee bank overdrafts, among other credit transactions.

The maturities of "Customers' deposits" are shown in Note 18.

NOTE 12.- Other borrowings:

Other borrowings shown in the balance sheets consist of the following:

	6/30/2003		12/31/2002	
	Bs. (In thousands)	**Interest rate**	Bs. (In thousands)	Interest rate
Obligations with domestic financial institutions due in one year or less:				
Overdrafts in demand deposits	**33,256,333**	-0-	4,855,848	-0-
Demand deposits	**6,568,461**	3%	17,267,715	12% - 21%
Other	**3,188,514**	-0-	2,854,327	-0-
	43,013,308		24,977,890	
Obligations with foreign financial institutions due in one year or less:				
Overdrafts in demand deposits	**-0-**	-0-	521,504	-0-
Demand deposits	**23,495,088**	1.50%	112,120	-0-
	23,495,088		633,624	
Obligations for other borrowings due over one year	**573,951**	12%-15.03%	376,385	20%
	67,082,347		25,987,899	

Obligations for other borrowings due over one year correspond to funds received from Fondo de Crédito Industrial (FONCREI) destined to special financing programs for the small and medium industry.

As of June 30, 2003 and December 31, 2002, other borrowings are due in 180 days or less, except for the "Obligations for other borrowings due over one year" that are due between 5 and 6 years, as shown in Note 18.

NOTE 13.- Accruals and other liabilities:

Accruals and other liabilities shown in the balance sheets are represented by:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Provision for income taxes (see Note 19)	**9,409,577**	12,995,109
Provisions for contingencies	**9,012,875**	9,425,677
Profit-sharing payable	**7,534,392**	14,053,534
Deferred income	**4,468,298**	5,786,449
Statutory profit-sharing payable	**3,476,709**	4,014,782
Accrual for retirement pension plan (see Note 20)	**3,030,334**	2,350,276
Services payable	**2,378,173**	2,302,851
Checks removed from the system (includes US$ 223,056 and US$ 239,494, respectively)	**1,840,238**	1,849,288
Accrual for labor indemnities	**1,409,283**	3,209,998
Provision for contingent credits (see Note 16)	**846,561**	684,334
Vacation bonus payable	**687,414**	609,054
Items to be applied	**620,954**	871,904
Cashier's check	**615,812**	388,307
Other	**3,854,358**	2,049,003
	49,184,978	60,590,566

The employees' profit-sharing and statutory profit-sharing are calculated on the basis of the liquid profits for the six-month period, as provided by the current collective contract and the Bank's bylaws.

As of June 30, 2003 and December 31, 2002 the "Provisions for contingencies" item includes the estimations made by Management to cover future tax and civil contingencies, among others (see Note 21).

The "Services payable" account represents obligations connected with operating expenses that are common in banking activities, such as telecommunications services, surveillance, electricity, street cleaning and securities transportation, among others.

As of June 30, 2003 and December 31, 2002 deferred income is composed as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Deferred income from sale of assets	**2,358,273**	2,092,569
Financial interest collected in advance	**781,060**	1,104,332
Income from derivative transactions *(forward)*	**551,084**	2,090,226
Interests capitalized on restructured loan portfolio	**462,987**	462,987
Other (see Note 14)	**314,894**	36,335
	4,468,298	5,786,449

As of June 30, 2003 and December 31, 2002, the "Deferred income from sale of assets" account corresponds to the profit obtained from the installment sale of an asset, the financing of which is recorded in the "Loan portfolio" caption.

During the six-month period ended December 31, 2002, the Bank reclassified deferred income for Bs. 637 million to the allowance for loan losses, which corresponds to interests capitalized on the restructured loan portfolio to cover uncollectibility risks related to loans.

NOTE 14.- Stockholders' equity:

a. Paid-in capital-

As of June 30, 2003 and December 31, 2002, the Bank's authorized capital stock amounts to Bs. 84,000 million and the subscribed capital stock amounts to Bs. 42,000 million, composed of 84,000,000 fully paid common shares with a nominal value of Bs. 500 each.

b. Capital reserves-

As provided by the Law of Banks and Other Financial Institutions, the Bank must transfer to the legal reserve a minimum of 20% of the net income for each period until legal reserve reaches to 50% of the capital stock. When this limit is reached, at least 10% of liquid benefits for each six-month period shall be used to increase the legal reserve fund until reaching 100% of the capital stock. As of June 30, 2003 the Bank transferred Bs. 4,234 million equivalent to 10% of liquid benefits to the legal reserve. As of December 31, 2002 the Bank transferred Bs. 2,396 million equivalent to 5% of liquid benefits and Bs. 2,396 million remained pending to be constituted; which were transferred during the first days of January. Consequently, as of December 31, 2002 the Available undistributed earnings includes Bs. 2,396 million that are not available to be shared as dividends.

c. Retained earnings-

On December 28, 1999, the SUDEBAN issued Resolution N° 329-99 through which it required the reclassification of 50% of the semi-annual income and 50% of the balance of the "Available undistributed earnings" account for the six-month periods prior to December 31, 1999 to the "Restricted undistributed earnings" account. The amounts included in the latter account will not be available to be distributed as cash dividends and will only be used for capital stock increases.

On August 9, 2002 the Bank filed a nullification appeal together with a request of innominate cautionary measure against the Resolution N° 329-99, referred to above, dated December 28, 1999 before the First Court in Contentious Administrative matters. On August 14, 2002, the Court granted the innominate cautionary measure requested by the Bank; accordingly, it ordered to the Regulating entity to abstain from the application of such resolution and abstain from adopting measures based thereon until the main nullification appeal requested is decided. In virtue thereof, during the six-month period ended December 31, 2002 , the Bank transferred Bs. 41,736 million from Restricted undistributed earnings to Available undistributed earnings for earnings restricted in prior periods.

As of June 30, 2003 and December 31, 2002 the Bank stopped restricting Bs. 16,272 million and Bs. 18,887 million, respectively, under the protection of the innominate cautionary measure granted by the First Court in Contentious Administrative matters issued on August 14, 2002.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank restricted unrealized gains for Bs. 171 million and Bs. 217 million, respectively, corresponding to the equity in earnings of subsidiaries and affiliates. Pursuant to current regulations, these amounts shall not be distributed as dividends until subsidiaries and affiliates declare the related dividend.

During the six-month period ended June 30, 2003 the Bank restricted Bs. 119 million additional to the equity in earnings for the six-month period, corresponding to the equity in earnings for the prior six-month periods.

During June 2003, the Bank recorded deferred income for Bs. 212 million chargeable to the "Retained earnings – Available undistributed earnings" from restructured loans in prior six-month periods.

During regular Stockholders' meetings held on February 12, 2003 and August 15, 2002, stockholders declared cash dividends equivalent to Bs. 10 per share, for approximately Bs. 1,680 million each, on net income generated during the six-month periods ended December 31 and June 30, 2002, respectively. Additionally, during the same meetings, stockholders declared extraordinary dividends for approximately Bs. 4,200 million and Bs. 19,908 million, equivalent to Bs. 50 and Bs. 237 per share, respectively.

In addition, during the regular Stockholders' meeting held on February 12, 2003, the stockholders approved a second extraordinary dividend payable before the last day of August 2003, the amount of which may not be less than Bs. 10 per share or over the double of the amount of the extraordinary dividend N° 106, equivalent to Bs. 450 per share, declared by the Executive Committee on September 26, 2002, and a third dividend upon approval of the accounts for the six-month period ended June 30, 2003 to be compliant with the provisions of the Capital Market Law, the amount of which amount may not be less than the minimum amount required by the Law or over the double of the amount of the extraordinary dividend N° 106 referred to above. In such meeting the stockholders empowered the Executive Committee to make this process effective and fix the accounts to which the payments of such dividends shall be charged.

On June 11, 2003 the Superintendence of Banks and Other Financial Institutions issued official document N° SBIF-GI3-06113, through which it requests to the Bank to convoke an Extraordinary Stockholders' Meeting to make the declaration of the third extraordinary dividend referred to above ineffective, by arguing that at the date of the meeting the financial statements corresponding to that period had not been approved nor submitted to the audits of the Independent Public Accountants. On June 23, 2003, the Bank requested the SUDEBAN to reconsider the foregoing measure, given that in such decree the Bank did not order any payment rather than established that the dividend would be effective immediately upon approval of the accounts for the six-month period ending June 30, 2003. To the date of this report the SUDEBAN has not issued any pronouncement on this matter.

During the regular Stockholders' meeting held on August 15, 2002, stockholders approved the payment of an extraordinary dividend authorizing the Executive Committee to determine the amount of the dividend as well as its date of payment upon approval of the financial statements by the Stockholders' Meeting. On February 4, 2003 the Executive Committee declared an extraordinary dividend for Bs. 33,600 million, equivalent to Bs. 400 per share, payable on February 21, 2003.

Additionally, during the regular Stockholders' meeting held on February 25, 2002, stockholders approved the payment of an extraordinary dividend authorizing the Executive Committee to determine the amount of the dividend as well as its date of payment. On July 16, 2002 the Executive Committee declared an extraordinary dividend for Bs. 840 million, equivalent to Bs. 10 per share, payable on August 1, 2002.

On September 25, 2002 the Bank's Executive Committee, upon declaration of the innominate cautionary measure requested by the Bank against Resolution N° 329-99 referred to above and with the faculties conferred by the Regular Stockholders' Meeting held on August 15, 2002, resolved to declare an extraordinary dividend of Bs. 37,800 million equivalent to Bs. 450 per share.

The unavailable and restricted undistributed earnings are composed as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Retained earnings – foreign agency	**8,230,933**	5,542,237
Surplus from release of general provision of investments	**-0-**	208,839
Accumulated unrealized gain from restatement of gold in coins	**349,827**	349,827
Accumulated unrealized gain from equity in affiliates	**784,673**	494,294
	9,365,433	6,595,197

During the six-month period ended June 30, 2003 the Bank restricted Bs. 2,688 million corresponding to income generated by its foreign agency during the six-month period then ended (Bs. 1,568 million), and December 31, 2002 (Bs. 1,120 million).

As of December 31, 2002 the "Available undistributed earnings" account included Bs. 3,516 million resulting from income generated by the foreign agency and the legal reserve mentioned above pending to be restricted. This amount is not available to be declared as dividends, as provided by the SUDEBAN. These retained earnings were transferred to Restricted undistributed earnings during the first days of January 2003.

During the six-month period ended June 30, 2003 the Bank transferred Bs. 209 million from "Restricted undistributed earnings" to "Available undistributed earnings", corresponding to a reversal of excess in the general provision of investment securities from prior years. This transfer was made because at present there are no financial reasons or accounting standards that justify the maintenance of such amounts in the "unavailable and restricted undistributed earnings" account.

d. Treasury stocks-

During the six-month period ended December 31, 2002 the Bank sold all the shares held in Treasury.

e. Risk capital indexes-

As of June 30, 2003 and December 31, 2002, the indexes maintained, calculated by the Bank on the basis of the amounts shown in its financial statements, and the indexes required in accordance with the standards provided by the SUDEBAN are as follows:

	6/30/2003		12/31/2002	
	Index maintained	**Index required**	Index maintained	Index required
Risk capital – Global	**26.64%**	**12%**	25.96%	12%
Stockholders' equity / total assets	**15.71%**	**10%**	19.03%	10%

NOTE 15.- **Other operating income:**

Other operating income shown in the statements of income is composed as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Exchange gains (Note 23)	**28,949,607**	31,437,190
Commissions for services	**9,079,788**	9,511,077
Gains on sales of securities (Note 4)	**2,283,296**	14,186,253
Equity in earnings of subsidiaries and affiliated companies (Note 6)	**171,428**	217,112
	40,484,119	55,351,632

For the six-month periods ended June 30, 2003 and December 31, 2002, income from purchase and sale of currencies amounts to Bs. 2,778 million and Bs. 9,368 million, respectively, included in "Exchange Gains".

NOTE 16.- **Memorandum accounts:**

Memorandum accounts shown in the balance sheets correspond to the following transactions carried out by the Bank:

	6/30/2002	12/31/2002
	(In thousands of bolivars)	
Contingent debit accounts-		
Guarantees granted	**69,002,411**	61,296,949
Lines of credit immediately available	**52,065,979**	53,120,645
Letters of credit issued not traded	**1,760,567**	5,255,076
Letters of credit confirmed not traded	**-0-**	64,017
Investment securities under repurchase/resale agreements	**13,297,600**	63,375,800
Derivative transactions--		
Currency forward	**829,097**	137,725,169
	136,955,654	320,837,656
Trust assets	**2,153,416,248**	1,938,701,654
Commissions and trusts	**-0-**	-0-
Other debit memorandum accounts-		
Custodials received	**720,218,429**	484,983,730
Guarantees received	**372,128,823**	389,113,215
Collections	**4,129,876**	2,454,879
Consignments received	**4,595,749**	2,854,210
Lines of credit available	**2,065,705**	2,065,705
Other record accounts	**72,985,688**	81,056,215
	1,176,124,270	962,527,954
	3,466,496,172	3,222,067,264

a. Contingent debit accounts-

Credit financial instruments

In the normal course of business, the Bank maintains credit financial instruments in order to meet its clients' financial needs. As of June 30, 2003 and December 31, 2002, these instruments consist mainly of guarantees, lines of credit and letters of credit for Bs. 122,829 million and Bs. 119,737 million, respectively, and are recorded in the "Contingent debit accounts" caption.

The maximum potential credit risk of these commitments is equal to the par value of the contracts if the other parties involved in the financial instrument do not comply with the terms of the contracts. The Bank controls credit risk of these instruments establishing systems of credit approval, collateral requirements and other supervision and control procedures. The Bank evaluates each client's credit capacity, based on the same criteria applied for credit financial instruments recognized in the balance sheet.

As of June 30, 2003 and December 31, 2002, the provisions for contingent portfolio amount to approximately Bs. 847 million and Bs. 684 million, respectively, and are recorded in the "Accruals and other liabilities" caption.

Derivatives

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank entered into forward contracts for the purchase and sale of foreign currency with domestic nonfinancial companies, domestic financial institutions and related companies to manage its exposure risk in foreign currency. Pursuant to these contracts, these instruments are liquidated upon delivery of the notional amount at the termination of contracts or under the offset modality, according to the case. Forward contracts for the purchase and sale of foreign currency maintained by the Bank are shown as follows:

As of June 30, 2003

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	**81 - 539**	**634 – 1,092**	**818**	**829,097**	**472**	**753,929**
			818	**829,097**	**472**	**753,929**

As of December 31, 2002

Type of transaction	Maturity days at year-end	Original term (days)	Notional value/ Book value (In thousands)		Fair value	
			US$	Bs.	US$	Bs.
Trading of currencies-						
Purchase of dollars	78 - 720	450 – 1,092	1,121	1,105,464	1,121	973,198
Sale of dollars	7 - 167	15 - 361	96,955	136,619,705	96,955	130,437,376
			98,076	137,725,169	98,076	131,410,574

At June 30, 2003 and December 31, 2002, the Bank maintains investments or assets in foreign currency to cover all the exchange risks related to such forward contracts, accordingly, it considers such hedging for the valuation of such risks. As a result of these transactions, during the six-month periods ended June 30, 2003 and December 31, 2002, the Bank obtained realized gains for approximately Bs. 5,530 million and Bs. 11,183 million, respectively, which are included in the "Other operating income" caption, and incurred in realized losses for approximately Bs. 11,983 million and Bs. 1,013 million, respectively, included in the "Other operating expenses" caption.

For the six-month periods ended June 30, 2003 and December 31, 2002, the unrealized gain resulting from the valuation of forward exchange transactions amounts to Bs. 551 million and Bs. 2,090 million, which are deferred in the "Accruals and other liabilities" caption. For the six-month period ended December 31, 2002 the unrealized loss amounts to Bs. 6,833 million, which is recorded in the income for the six-month period in the "Other operating expenses" caption. For the six-month period ended June 30, 2003 there were not any unrealized losses.

The Bank controls the price and credit risks of these instruments by establishing specific and general hedges, evaluating the counterpart and establishing supervision and control mechanisms.

Trust assets

The Bank manages trusted assets on behalf of third parties. The summarized balance sheets of the trust are presented as follows:

	6/30/2003	12/31/2003
	(In thousands of bolivars)	
ASSETS:		
Cash and due from banks	**5,493,645**	2,695,858
Investment securities	**166,531,604**	198,197,047
Loan portfolio	**111,921,196**	100,253,288
Interests and commissions receivable	**2,695,026**	5,225,959
Assets received for administration	**634,219**	634,219
Other assets	**1,866,140,558**	1,631,695,283
	2,153,416,248	1,938,701,654
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Financial obligations	**98,461,256**	124,050,802
Other accounts payable	**1,041,494**	1,185,424
	99,502,750	125,236,226
Stockholders' equity	**2,053,913,498**	1,813,465,428
	2,153,416,248	1,938,701,654

Trusts are classified by purpose and type of contracting entity as follows:

As of June 30, 2003:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	**3,729,634**	**-0-**	**-0-**	**-0-**	**3,729,634**
Guarantee	**1,869,442,133**	**-0-**	**-0-**	**-0-**	**1,869,442,133**
Administration	**278,061,650**	**150,455**	**74,862**	**1,957,514**	**280,244,481**
	2,151,233,417	**150,455**	**74,862**	**1,957,514**	**2,153,416,248**

As of December 31, 2002:

Type of trust	Natural and juridical persons	Central Administration	Public, state, municipal and central administrations	Decentralized entities and other entities with special regime	Total
			(In thousands of bolivars)		
Investment	3,931,818	-0-	-0-	-0-	3,931,818
Guarantee	1,652,123,550	-0-	-0-	-0-	1,652,123,550
Administration	280,438,819	138,131	72,250	1,997,086	282,646,286
	1,936,494,187	138,131	72,250	1,997,086	1,938,701,654

As of June 30, 2003 and December 31, 2002, funds granted in trust by private entities represent 99.90% and 99.89% of the total of funds.

b. Trust's investment securities-

As of June 30, 2003 and December 31, 2002, investment securities are valued and presented at the acquisition cost, adjusted by the amortization of premiums or discounts, as applicable. A detail of such investments is shown as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Local currency	**156,873,586**	163,634,517
Foreign currency	**9,658,018**	34,562,530
	166,531,604	198,197,047

A table showing Trust's investments for the periods ended June 30, 2003 and December 31, 2002, is presented as follows:

	6/30/2003		12/31/2002	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Securities issued and/or guaranteed by the Government-				
National Public Debt Bonds, with annual yields ranging between 20.08% and 27.83%, with a nominal value of Bs. 24,387 million due from 25 days to 386 days, for June 2003 (with annual yields ranging between 25.08% and 29.73%, with a nominal value of Bs. 41,987 million due from 314 days to 3 years, for December 2002).	**24,273,566**	**24,063,562**[22]	41,824,429	39,510,134[22]
	24,273,566	**24,063,562**	41,824,429	39,510,134
Participation in domestic financial institutions-[23]				
Venezolano de Crédito, S.A. Banco Universal, with 232,524 shares with a nominal value of Bs. 500 each for June 2003 and December 2002.	**116,262**	**895,217**[24]	116,262	558,058[24]
Vencred, S.A., with 965,250 shares with a nominal value of Bs. 66.65 each, for June 2003 and Bs. 100 each, for December 2002.	**64,334**	**386,100**[24]	96,525	227,799[24]
Other	**172**	**2,664**[24]	2,745	5,238[24]
	180,768	**1,283,981**	215,532	791,095
Participation in domestic nonfinancial companies-[23]				
Interamerican Net de Venezuela, S.A., with 40,000 shares with a nominal value of Bs. 5,000 each, for June 2003.	**200,000**	**200,000**[25]	-0-	-0-
VASSA, C.A., with 803,990 shares with a nominal value of Bs. 683.25 each, for June 2003 and December 2002.	**1,005,210**	**1,005,210**[25]	1,005,210	1,005,210[25]
Casa Paris, S.A., with 1,500,000 shares with a nominal value of Bs. 1,000 each, for December 2002.	**-0-**	**-0-**	1,500,000	1,500,000[25]
Other	**66,710**	**78,078**[25]	303,000	303,988[25]
	1,271,920	**1,283,288**	2,808,210	2,809,198

[22] The fair value is equivalent to the current value of discounted flows.
[23] It corresponds to managed trusts.
[24] The fair value corresponds to the quotation value in the Caracas stock exchange.
[25] The fair value is similar to nominal value.

	6/30/2003		12/31/2002	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Participation in foreign financial institutions-[26]				
Banco Caracas Holding, NV, with 386,188 shares with a nominal value of US$ 0.1 each, for June 2003 and December 2002.	**61,636**	**61,636**[27]	54,047	54,047[27]
Time deposits in foreign financial institutions-				
Barclays Bank, PLC, with annual yields ranging between 0.94% and 1.05%, with a nominal value of US$ 1,921,758 and due in 1 day, for June 2003 (with annual yields ranging between 1.24% and 1.30%, with a nominal value of US$ 3,904,099 and due from 15 to 25 days, for December 2002)	**3,067,126**	**3,067,126**[27]	5,463,786	5,463,786[27]
Bank of America, NT, with annual yield of 0.33%, with a nominal value of US$ 2,165,650 and due in 1 day, for June 2003 (with annual yield of 0.41%, with a nominal value of US$ 4,116,804 and due at 31 days, for December 2002).	**3,456,378**	**3,456,378**[27]	5,761,468	5,761,468[27]
Construction Funding Corporation (CFC), with annual yield of 14.47%, with a nominal value of Bs. 4,613 million and due at 308 days, for June 2003 (with annual yield of 38.5%, with a nominal value of Bs. 3,893 million and due at 31 days, for December 2002).	**4,612,923**	**4,612,923**[27]	3,893,282	3,893,282[27]
J.P. Morgan Chase Bank, with annual yield of 1.20%, with a nominal value of US$ 11,940,428 and due at 30 days, for December 2002.	**-0-**	**-0-**	16,710,629	16,710,629[27]
	11,136,427	**11,136,427**	31,829,165	31,829,165
Obligations issued by foreign private nonfinancial companies-				
Federal National Mortgage Association - Fannie Mae, with annual yield of 0.91%, with a nominal value of US$ 1,021,000 and due at 26 days for June 2003 (with annual yields ranging between 1.15% and 1.16%, with a nominal value of US$ 1,015,000 and due from 56 days to 91 days, for December 2002).	**1,626,882**	**1,628,701**[28]	1,416,807	1,418,107[28]
BANCORP, with annual yield of 6.85%, with a nominal value of US$ 250,000 and due from 520 to 640 days, for June 2003 and December 2002, respectively.	**422,217**	**428,933**[28]	377,319	381,455[28]
CITIGROUP INC NT, with annual yield of 5.80%, with a nominal value of US$ 100,000 and due at 259 days, for June 2003.	**164,012**	**164,739**[28]	-0-	-0-
International Business Machs Corp, with annual yield of 5.625%, with a nominal value of US$ 125,000 and due at 287 days, for June 2003.	**205,488**	**206,241**[28]	-0-	-0-
Coca-Cola Company, with annual yield of 6.625%, with a nominal value of US$ 125,000 and due from 398 to 578 days, for June 2003 and December 2002, respectively.	**206,115**	**210,359**[28]	183,376	187,706[28]

[26] It corresponds to managed trusts.
[27] The fair value is similar to nominal value.
[28] The fair value corresponds to the quotation value in the foreign stock exchange.

	6/30/2003		12/31/2002	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Wells Fargo FNL Inc., with annual yield of 5.45%, with a nominal value of US$ 100,000 and due from 308 to 626 days, for June 2003 and December 2002, respectively.	**163,832**	**165,135**[29]	145,843	146,433[29]
	2,788,546	**2,804,108**	2,123,345	2,133,701
Obligations issued by foreign financial institutions-[30]				
Credit Suisse First Boston LLC, with annual yield of 0.20% with a nominal value of US$ 178,153 and due at 31 days for June 2003 (formerly Donalson, Lufkin & Jenrette - Money Market, with annual yield of 0.7%, with a nominal value of US$ 397,265 and due at 31 days, for December 2002).	**284,332**	**284,332**[31]	555,973	555,973[31]
Obligations issued by domestic private nonfinancial companies-				
C.A. La Electricidad de Caracas, with annual yields ranging between 19.93% and 22.71%, with a nominal value of Bs. 2,000 million and due from 108 days to 121 days, for June 2003 (with annual yields ranging between 28.43% and 29.22%, with a nominal value of Bs. 2,000 million and due from 289 days to 302 days, for December 2002).	**2,000,000**	**2,000,000**[31]	2,000,000	2,000,000[31]
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 15.34%, with a nominal value of Bs. 1,500 million and due at 488 days for June 2003 (with annual yield of 26%, and due at 669 days for December 2002).	**1,500,000**	**1,500,000**[31]	1,500,000	1,500,000[31]
	3,500,000	**3,500,000**	3,500,000	3,500,000
Corporate Commercial Papers issued by domestic private nonfinancial companies-				
Procesadora Venezolana de Cereales, S.A. (PROVENCESA), with annual yields ranging between 9.12% and 18%, with a nominal value of Bs. 8,313 million and due from 7 to 84 days, for June 2003 (with annual yields ranging between 30% and 43%, with a nominal value of Bs. 8,662 million and due from 77 to 91 days, for December 2002).	**8,114,825**	**8,114,825**[32]	8,314,108	8,314,108[32]
C.A. Electricidad de Caracas, with annual yield of 23%, with a nominal value of Bs. 532 million and due at 18 days, for June 2003.	**526,253**	**526,253**[32]	-0-	-0-
Manufacturas de Papel, S.A.C.A. (MANPA), with annual yield of 13.36%, with a nominal value of Bs. 2,000 million and due at 74 days for June 2003 (with annual yield of 25.25%, with a nominal value of Bs. 1,694 million and due at 90 days, for December 2002).	**1,947,393**	**1,947,393**[32]	1,694,200	1,694,200[32]

[29] The fair value corresponds to the quotation value in the foreign stock exchange.
[30] It corresponds to managed trusts.
[31] The fair value is similar to nominal value.
[32] The fair value is equivalent to amortized cost.

	6/30/2003		12/31/2002	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
Ford Motors de Venezuela, S.A., with annual yields ranging between 15% and 18.50%, with a nominal value of Bs. 5,854.5 million and due from 16 days to 58 days for June 2003 (with annual yields ranging between 27.5% and 29.5%, with a nominal value of Bs. 2,500 million and due from 89 to 92 days for December 2002).	**5,776,075**	**5,776,075**[33]	2,450,379	2,450,379[33]
	16,364,546	**16,364,546**	12,458,687	12,458,687
Time deposits in domestic financial institutions-				
Standard Chartered Bank, with annual yields ranging between 6.31% and 15%, with a nominal value of Bs. 6,763 million and due from 31 days to 64 days, for December 2002.	**-0-**	**-0-**	6,762,584	6,762,584[34]
Banco Exterior, C.A., with annual yield of 25%, with a nominal value of Bs. 3,762 million and due from 75 days to 91 days, for December 2002.	**-0-**	**-0-**	3,762,054	3,762,054[34]
Banco del Caribe, C.A., with annual yields ranging between 5.94% and 12%, with a nominal value of Bs. 9,605.5 million and due from 32 days to 64 days, for June 2003 (with annual yields ranging between 20% and 23%, with a nominal value of Bs. 6,208 million and due from 32 days to 72 days, for December 2002).	**9,605,592**	**9,605,592**[34]	6,208,183	6,208,183[34]
Banco Provincial, C.A. Banco Universal, with annual yields ranging between 7% and 10%, with a nominal value of Bs. 18,928 million and due from 2 days to 32 days, for June 2003 (with annual yield of 23%, with a nominal value of Bs. 13,974 million and due at 31 days, for December 2002).	**18,928,201**	**18,928,201**[34]	13,973,653	13,973,653[34]
Corp Banca, C.A. Banco Universal, with annual yield of 11.21%, with a nominal value of Bs. 1,949 million and due at 28 days, for June 2003.	**1,949,300**	**1,949,300**[34]	-0-	-0-
Banco de Venezuela, S.A., with annual yields ranging between 3.96% and 13%, with a nominal value of Bs. 23,010.3 million and due from 1 to 63 days, for June 2003 (with annual yields ranging between 17% and 26.75%, with a nominal value of Bs. 16,255 million and due from 31 days to 92 days, for December 2002).	**23,010,730**	**23,010,730**[34]	16,254,808	16,254,808[34]
	53,493,823	**53,493,823**	46,961,282	46,961,282
Obligations issued by domestic financial institutions-				
Mercantil Servicios Financieros, S.A., with annual yields ranging between 10.31% and 24.54%, with a nominal value of Bs. 8,311.5 million and due from 468 to 704 days, for June 2003 (with annual yield of 31.68%, with a nominal value of Bs. 3,000 million and due at 3 years, for December 2002).	**8,311,428**	**8,311,428**[34]	3,000,000	3,000,000[34]
Citibank Mercado de Capitales, C.A. Casa de Bolsa, with annual yield of 23.28% with a nominal value of Bs. 3,000 million and due at 841 days for June 2003 (with annual yield of 28.75% with a nominal value of Bs. 3,000 million and due at 3 years for December 2002).	**3,000,000**	**3,000,000**[34]	3,000,000	3,000,000[34]
Other	**678,923**	**678,923**[34]	-	-
	11,990,351	**11,990,351**	6,000,000	6,000,000

Savings certificates in domestic financial institutions-

[33] The fair value is equivalent to amortized cost.
[34] The fair value is similar to nominal value.

	6/30/2003		12/31/2002	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
ABN Amro Bank, NV, with annual yields ranging between 4% and 8%, with a nominal value of Bs. 8,944 million and due from 18 days to 57 days, for June 2003 (with annual yields ranging between 6.03% and 18%, with a nominal value of Bs. 10,780 million and due from 31 days to 71 days, for December 2002).	**8,944,345**	**8,944,345**[35]	10,779,788	10,779,788[35]
Citibank, N.A., with annual yields ranging between 1% and 11%, with a nominal value of Bs. 8,778 million and due from 10 days to 23 days, for June 2003 (with annual yields ranging between 23% and 28%, with a nominal value of Bs. 16,529 million and due from 60 days to 91 days, for December 2002).	**8,778,415**	**8,778,415**[35]	16,528,548	16,528,548[35]
Banco Exterior, S.A., with annual yields ranging between 10% and 13%, with a nominal value of Bs. 12,050 million and due from 3 to 65 days for June 2003 (with annual yields ranging between 22% and 27%, with a nominal value of Bs. 7,018 million and due from 45 days to 90 days for December 2002).	**12,049,786**	**12,049,786**[35]	7,017,809	7,017,809[35]
Banco Mercantil, S.A., with annual yields ranging between 2.02% and 13.68%, with a nominal value of Bs. 11,413 million and due from 1 to 88 days for June 2003 (with annual yields ranging between 22% and 28.5%, with a nominal value of Bs. 15,540 million and due from 31 to 92 days for December 2002).	**11,413,143**	**11,413,143**[35]	15,540,231	15,540,231[35]
	41,185,689	**41,185,689**	49,866,377	49,866,377
	166,531,604	**167,451,743**	198,197,047	196,469,659

The participation in domestic financial and nonfinancial companies corresponds to investment, guarantee and administration trusts managed by trusters.

Maturities for investment securities are as follows:

	6/30/2003		12/31/2003	
	Amortized or acquisition cost	**Fair market value**	Amortized or acquisition cost	Fair market value
	(In thousands of bolivars)			
Due in six months or less	**140,879,934**	**140,861,644**	160,341,612	159,760,209
Due from six months to one year	**6,810,850**	**6,759,040**	19,130,391	18,185,840
Due from one to five years	**17,326,495**	**17,202,152**	15,647,255	14,869,270
Undefined maturity (shares)	**1,514,325**	**2,628,907**	3,077,789	3,654,340
	166,531,604	**167,451,743**	198,197,047	196,469,659

[35] The fair value is similar to nominal value

The investments in trusts include shares of Venezolano de Crédito, S.A. Banco Universal, deposited in the trust before the effectiveness of the new General Law of Banks and Other Financial Institutions, which hinders the investment in securities issued by the own trust institution or its related companies. Such investments belong to Trust N° 577, the testator of which died, and to date, the heirs have not been able to consign the legal documentation required to have these funds available in spite of the measures taken by the Bank (see Note 27).

c. **Trust loan portfolio-**

The trust loan portfolio is mainly composed of loans granted to beneficiaries, which, as of June 30, 2003 and December 31, 2002, amounts to Bs. 111,921 million and Bs. 100,253 million, respectively.

As of June 30, 2003 and December 31, 2002 loans to beneficiaries are classified as normal risk according to parameters provided by Resolution N° 009-1197 and Resolution N° 056-03 on "Standards related to the Classification of the Loan Portfolio Risk and Calculation of its Provisions".

Loans receivable from beneficiaries are classified by type of guarantee as follows:

	6/30/2003	12/31/2002
	In thousands of bolivars	
Real estate mortgage	**18,937,399**	19,157,141
Collateral	**2,605,380**	2,649,386
Guarantees on monies	**90,378,417**	78,446,761
	111,921,196	100,253,288

The "Guarantees on monies" correspond to loans receivable from beneficiaries guaranteed on labor indemnities or monies held by trustees in savings and loan entities or funds managed by the trust.

The loans granted to beneficiaries are mainly destined to the construction, acquisition, improvement or repair of housing, and other, such as school pensions or medical services.

Loans to beneficiaries are classified by maturity as follows:

	6/30/2003	12/31/2002
	In thousands of bolivars	
Due over 360 days	**21,542,779**	21,806,527
Due in various terms	**90,378,417**	78,446,761
	111,921,196	100,253,288

As of June 30, 2003 and December 31, 2002, the loans to beneficiaries, classified by maturity, as "Due in various terms" correspond to loans receivable from beneficiaries guaranteed with their labor indemnities or on their monies maintained in savings funds or savings and loan entities without a defined payment date or capital amortization, as provided by the trust contracts. However, the total payment of such loans will be effective as the beneficiary terminates its labor or contractual relationship with the truster.

As of June 30, 2003 and December 31, 2002, the loans to beneficiaries are mainly composed of loans guaranteed with labor indemnities granted to trusters that maintain trusts in the Bank and loans granted with funds of managed trusts, which have been created by trusters for the purpose of granting financing programs for the acquisition, improvement or repair of housing to its employees (trust beneficiaries), which are guaranteed through real estate mortgages. Trust contracts release the Bank from loan risk losses.

During the six-month period ended June 30, 2002, the Bank collected all the "Loans receivable from third parties" to be in compliance with the provisions of Art. N° 53 of the Decree of the General Law of Banks and Other Financial Institutions.

Under Article N° 51 of the Decree of the General Law of Banks and Other Financial Institutions the total amount of the trusted funds will not exceed 5 times the stockholders' equity of the trust institution. As of June 30, 2003 and December 31, 2002, the total of trusted funds does not exceed such equity ratio upon exclusion of the guarantee trust mentioned below.

On December 14, 2001, the Bank requested to the SUDEBAN the authorization to exclude the guarantee trust from the calculation basis to determine the number of times that the stockholders' equity exceeds the value of the trusted funds. Such guarantee trust as of June 30, 2003 and December 31, 2002 amounts to Bs. 1,678,071 million and Bs. 1,471,466 million, respectively, and it does not represent a loss risk for the Bank. On December 31, 2001 the SUDEBAN through official document No. SBIF-GI5-10040 denied such request as it is not possible to give up the application of the legal standards.

On March 20, 2002, Venezolano de Crédito, S.A. Banco Universal exerted a contentious administrative appeal to nullify together with a request of an innominate cautionary measure against official document N° SBIF-GI5-10040 dated December 31, 2001, issued by the SUDEBAN. On May 2, 2002, the First Court in Contentious Administrative Matters granted the innominate cautionary measure requested and, accordingly, it was ordered to the SUDEBAN the abstention of requesting the inclusion of the guarantee trust in the calculation of the ratio of Trusted Funds to stockholders' equity referred to in Article No. 51 of the Decree of the General Law of Banks and Other Financial Institutions, while the lawsuit of nullification takes place, which to date is pending for sentence from the First Court in Contentious Administrative Matters.

NOTE 17.- <u>Fair value of financial instruments:</u>

The accounting standards of the SUDEBAN require the disclosure of information on the fair value of those financial instruments for which it is common to estimate such value. The fair values included herein do not necessarily show the amounts for which the Bank might negotiate its financial instruments in the market.

As of June 30, 2003 and December 31, 2002, the Bank applied the following methods and assumptions to estimate the fair value of those financial instruments for which it is practical to calculate such value:

a. Cash and due from banks: The book value for these short-term instruments is equivalent to the fair value.

b. Investment securities, including investments in shares of unconsolidated subsidiaries and affiliates:

- Securities listed on the stock exchange: the market price effective at the end of the six-month period is considered as fair value.
- For shares in subsidiaries and affiliates, fair value is considered as equity value in accordance with the Company's financial statements.
- Deposits in banks and other financial institutions: the book par value of these short-term instruments is similar to fair value.
- For those securities not listed on the stock exchange, the Bank determines the fair value by discounting the future flows of said investments based on a discount rate equivalent to the annual yield percentage used in the negotiation of said investments in the market or the higher current interest rate issued by BCV.

c. Loan portfolio: the productive loan portfolio of the Bank (current and restructured credits) is mainly composed of short-term credits. The Bank modifies the amount of their loans on a monthly basis, according to the market rates. Accordingly, the book value of the productive loan portfolio (except for the general provision) is equivalent to its fair value. The net book value of the nonproductive loan portfolio (past due and in litigation loans) totally or partially provisioned or non-interest bearing is equivalent to its fair value.

d. Customers' deposits: The fair values shown for demand deposits are equivalent to the amount payable on demand at the date of the report, in other words, their book value.

e. Other financial intermediation obligations and other borrowings: Loans received from financial institutions approximate their fair values.

f. Financial instruments with off-balance sheet risk: The fair value of forward foreign currency contracts is determined on the basis of the future cash flow discounted in accordance with current conditions at the ending balance for the interest rates of the currencies involved in the contracts. The spot operations of purchase-sale of foreign currency are due in less than 5 days, accordingly, their book value is equivalent to their fair value.

The book and fair values estimated for the financial instruments of the Bank and its Branch are as follows:

	6/30/2003		12/31/2002	
	Book value	Fair value	Book value	Fair value
	(In thousands of bolivars)			
ASSETS:				
Cash and due from banks	**159,275,905**	**159,275,905**	212,605,581	212,605,581
Investment securities	**479,496,799**	**479,496,799**	401,586,748	401,586,748
Loan portfolio	**302,314,776**	**308,086,471**	352,902,057	359,043,057
Interests and commissions receivable	**10,392,500**	**10,392,500**	11,310,912	11,310,912
Investments in subsidiaries, affiliates and branches	**5,287,284**	**5,287,284**	5,115,856	5,115,856
	956,767,264	**962,538,959**	983,521,154	989,662,154
LIABILITIES:				
Customers' deposits	**734,786,632**	**734,786,632**	786,817,710	786,817,710
Other borrowings	**67,082,347**	**67,082,347**	25,987,899	25,987,899
Other financial intermediation obligations	**54,492**	**54,492**	2,767,739	2,767,739
Interests and commissions payable	**545,659**	**545,659**	10,203,249	10,203,249
	802,469,130	**802,469,130**	825,776,597	825,776,597
MEMORANDUM ACCOUNTS:				
Contingent debit accounts	**136,126,557**	**136,126,557**	183,112,487	183,112,487
Financial instruments with off-balance sheet risk	**829,097**	**753,929**	137,725,169	131,410,574
Trust assets	**2,153,416,248**	**2,154,336,387**	1,938,701,654	1,936,974,266
Other debit memorandum accounts	**1,176,124,270**	**1,176,124,270**	962,527,954	962,527,954
	3,466,496,172	**3,467,341,143**	3,222,067,264	3,214,025,281

NOTE 18.- Maturity of assets and liabilities:

Maturities of financial assets and liabilities shown in the balance sheets are as follows:

As of June 30, 2003:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	159,275,905	-0-	-0-	-0-	-0-	159,275,905
Investment securities-						
Available-for-sale securities	8,649,826	-0-	-0-	4,804,471	33,495,023	46,949,320
Held-to-maturity securities	391,741,991	1,000,000	3,431,000	4,000,000	2,000,000	402,172,991
Other securities	15,766,752	-0-	-0-	-0-	-0-	15,766,752
Restricted cash securities	14,607,736	-0-	-0-	-0-	-0-	14,607,736
Loan portfolio, net	230,956,564	22,007,096	7,329,521	7,246,781	34,774,814	302,314,776
Interests and commissions receivable	10,392,500	-0-	-0-	-0-	-0-	10,392,500
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,287,284	5,287,284
	831,391,274	23,007,096	10,760,521	16,051,252	75,557,121	956,767,264
LIABILITIES:						
Customers' deposits	729,786,632	5,000,000	-0-	-0-	-0-	734,786,632
Other borrowings	66,508,396	-0-	-0-	-0-	573,951	67,082,347
Other financial intermediation obligations	54,492	-0-	-0-	-0-	-0-	54,492
Interests and commissions payable	545,659	-0-	-0-	-0-	-0-	545,659
	796,895,179	5,000,000	-0-	-0-	573,951	802,469,130

As of December 31, 2002:

	Due in 6 months or less	Due from 6 to 12 months	Due from 12 to 18 months	Due from 18 to 24 months	Due over 24 months	Total
			(In thousands of bolivars)			
ASSETS:						
Cash and due from banks	212,605,581	-0-	-0-	-0-	-0-	212,605,581
Investment securities-						
Available-for-sale securities	29,097,458	763,266	-0-	-0-	30,662,250	60,522,974
Held-to-maturity securities	201,366,054	1,425,140	-0-	-0-	5,431,000	208,222,194
Other securities	13,344,588	-0-	-0-	-0-	-0-	13,344,588
Restricted cash securities	119,496,992	-0-	-0-	-0-	-0-	119,496,992
Loan portfolio, net	277,180,441	22,681,925	5,838,812	9,749,352	37,451,527	352,902,057
Interests and commissions receivable	11,310,912	-0-	-0-	-0-	-0-	11,310,912
Investments in subsidiaries and affiliates	-0-	-0-	-0-	-0-	5,115,856	5,115,856
	864,402,026	24,870,331	5,838,812	9,749,352	78,660,633	983,521,154
LIABILITIES:						
Customers' deposits	786,810,690	7,020	-0-	-0-	-0-	786,817,710
Other borrowings	25,611,514	-0-	-0-	-0-	376,385	25,987,899
Other financial intermediation obligations	2,767,739	-0-	-0-	-0-	-0-	2,767,739
Interests and commissions payable	10,203,249	-0-	-0-	-0-	-0-	10,203,249
	825,393,192	7,020	-0-	-0-	376,385	825,776,597

NOTE 19.- Tax regime:

a. Book to tax reconciliation-

The Bank's fiscal year ends December 31. The provisions for income taxes are calculated on the basis of an income that differs from book income due to nontaxable or deductible items, which are permanent or temporary. The book to tax reconciliation determined on book income, and the income tax expense calculated on tax income are shown as follows:

	Six-month period ended 6/30/2003	Six-month period ended 12/31/2002
	(In thousands of bolivars)	
Income tax expense determined on the book income	**13,146,086**	16,335,494
Differences between book and tax expense, net:		
Tax readjustment for inflation	**(7,276,087)**	(7,722,368)
Income from public securities	**(5,444,895)**	(4,503,828)
Assets charged-off net of allowance for valuation of assets	**-0-**	(395,676)
Equity participation and dividends	**(67,745)**	(74,926)
Provision for retirements and other	**339,260**	312,199
Expenses related to exempted income	**274,067**	225,191
Provision for valuation of assets net of write-offs	**75,530**	-0-
Other	**(104,112)**	(20,867)
	(12,203,982)	(12,180,275)
Less:		
Tax loss carryforwards and corporate asset tax credits	**-0-**	-0-
Income tax caused	**942,104**	4,155,219

b. Tax adjustment for inflation-

The regular tax adjustment for inflation represents the higher (or lower) value of the stockholder's equity resulting from recognizing the effects of inflation over nonmonetary assets and liabilities through the application of the Consumer Price Index (CPI) issued by the BCV on the basis of the procedures provided by the Venezuelan tax law. The tax adjustment for inflation estimated through this method is considered as taxable income or loss deductible in the calculation of the income tax expense.

c. Corporate assets tax-

The corporate assets tax complements income taxes. This tax results from applying a 1% rate to the net average amount of nonmonetary assets adjusted for inflation and monetary assets devalued for inflation. The amount payable shall be the highest amount resulting between the corporate assets tax and the income tax for the period. The payment of this supplemental tax can be carried forward up to three years subsequent to the period in which such tax originated, as a credit of caused income taxes. For the fiscal year ended December 31, 2002 the Bank caused income taxes as this tax exceeded corporate assets tax. For the six-month period ended June 30, 2003, the Bank estimates that the corporate assets tax will exceed the income tax. As of June 30, 2003 the Bank has created provisions to cover the estimated tax. As of December 31, 2002 the Bank had corporate asset tax credits for Bs. 25 million originated in 2002.

d. Loss carryforwards-

The Venezuelan Income Tax Law authorizes the carryforward of operating losses not offset for up to three years subsequent to the period in which they were incurred. Losses from adjustment for inflation will be carried forward up to one period. As of June 30, 2003 the Bank has not incurred any loss carryforwards, while as of December 31, 2002, the Bank has incurred loss carryforwards as follows:

Origin	Balance of tax loss	Carried forward until
Operations-		
2002	7,209,539	2005
Tax inflation adjustment-		
2002	3,579,868	2003
	10,789,407	

NOTE 20.- Retirement pension plan:

The Bank has a noncontributory pension plan. The plan's benefits payable are based upon the years of service and the employee's last salary. The obligation under this plan is calculated on the basis of actuarial surveys made on an annual basis. The pension plan administration is the responsibility of the Bank's Management.

As of June 30, 2003 and December 31, 2002, the reconciliation of the financial position of the pension plan is as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Obligation from projected benefits	**(5,800,419)**	(4,488,736)
Net assets of the Plan	**-0-**	-0-
Net financial position of the plan	**(5,800,419)**	(4,488,736)
Unrecognized temporary obligation	**853,479**	1,066,848
Unrecognized net loss	**1,911,221**	1,071,612
Liability for pension plan	**(3,035,719)**	(2,350,276)

As of June 30, 2003 and December 31, 2002, the accrued liability of the plan, calculated on the basis of the current benefits of employees, amounts to about Bs. 2,912 million and Bs. 2,331 million, respectively.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank recorded approximately Bs. 712 million and Bs. 658 million, respectively, for accrual for the retirement plan. As of June 30, 2003 and December 31, 2002, the accrual for the retirement plan amounts to approximately Bs. 3,036 million and Bs. 2,350 million, respectively.

As of June 30, 2003 the unrecognized actuarial net loss incurred during the year ended December 31, 2002 amounted to Bs. 873 million, corresponding to differences between the actuarial premises applied and the current values, as a result from differences in the salary increases, higher or lower rotation and mortality occurred and adjustments to actuarial premises, among other. These net losses are amortized generally over the remaining average years necessary for retirement of the active group.

Premises used by independent actuaries to calculate the obligation for projected benefits, according to the actuarial report of December 2002, are as follows:

Discount rate	13%
Salary increase	9%

The periodical cost of the pension plan is composed as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Cost of services at year-end	**174,353**	168,887
Interest cost	**335,659**	260,089
Foreseen return on assets	**-0-**	-0-
Amortization-		
Unrecognized net temporary obligation	**213,370**	213,370
Unrecognized net loss	**33,537**	16,334
	246,907	229,704
	756,919	658,680

Independent actuaries made an actuarial calculation of the projected benefit obligation of the retirement pension plan under the premise that the initial application date is June 30, 2000, in order to determine the unrecognized net obligation, which will be amortized by the Bank using the straight-line method from July 1, 2000, over a 5 year-period.

For the six-month periods ended June 30, 2003 and December 31, 2002, the payments made for the pension plan were Bs. 32 million and Bs. 97 million, respectively.

NOTE 21.- Contingencies and commitments:

As of June 30, 2003 and December 31, 2002, the Bank has the following contingencies and claims:

a. Tax contingencies-

During the six-month period ended June 30, 2003, the Bank has been issued two tax assessments related to income taxes and corporate assets tax by the Tax Administration (SENIAT) for Bs. 4,294 million and Bs. 940 million, respectively. Presently, the Bank is waiting for the issuance of the Culminating Resolution of administrative summary, after having filed the writ of acquittance against such assessments.

The Bank has been issued a tax assessment by the Tax Administration (SENIAT) for Bs. 5,415 million, corresponding to obligations related to its role as withholding agent on current account debits maintained in financial institutions. In the opinion of the external legal advisors, the possibilities of a favorable outcome for the Bank in connection with these assessments are high.

b. Other-

- Several claims have been filed against the Bank by certain companies of the fishing industry regarding operations of support to a shipping company, which are totally covered with guarantees established on its behalf by foreign financial institutions with which the shipping company manages its operations. To date, part of these claims have been rejected or the claimers have desisted their action against the Bank before the Supreme Court of Justice; the others are in the final judicial decision stage before the Seventh and Ninth Civil and Mercantile Banking Courts of First Instance.

- As a result of the National Civic Strike that began on December 2, 2002, the SUDEBAN has issued certain administrative proceedings against various financial entities for the presumed suspension of commercial services to users in some agencies, without the previous notice to such regulator entity, and the presumed partial reduction of the standard business hours during various days of January 2003, thus infringing Resolution N° 260-02 dated December 31, 2002, published in Official Gazette N° 37602 dated January 3, 2003, through which the entity instructed financial institutions to serve their customers and users without any limitation or restriction in their standard hours for service. In connection therewith, the Bank filed its defense arguments for the claims filed by indicating that the services in some agencies had been interrupted as a result of the decision of the Labor Union of Workers of the Bank of joining the National Civic Strike convoked by various sectors of the country; therefore, such situation occurred for circumstances other than the Bank's willingness resulting from a third party's event.

  On March 27, 2003, the First Court in Contentious and Administrative matters granted the Bank a cautionary relief and admitted the administrative contentious appeal filed against the administrative proceeding issued. In addition, the First Court in Contentious and Administrative matters issued a cautionary relief in order to suspend the administrative proceedings that were filed by the SUDEBAN based on Resolution 260-02 referred to above until the jurisdictional entity issues a pronouncement on this case.

The maximum contingency of this administrative proceeding would be a penalty from 0.5% to 1% of the Bank's paid-in capital stock.

According to the Bank's management, based upon the analysis of every case and the external legal advisors' opinion, the Bank's provisions as of June 30, 2003 and December 31, 2002, cover sufficiently the obligations that might arise as a result of the claims referred to above.

NOTE 22.- Balances and transactions with related parties:

Venezolano de Crédito, S.A. Banco Universal and its foreign branch are members of Grupo Venezolano de Crédito and Grupo Vencred. Because of the nature of their business, the Bank and its Branch have made transactions and maintain balances with companies of the Group and their effects are included in their financial statements. The terms of some of these transactions might not be similar to those that might result from transactions with unrelated parties.

The most important transactions carried out by the Bank with shareholders and related parties are mainly represented by investments, borrowings and forward currency transactions, the effects of which are presented as follows:

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Income from other accounts receivable:		
Commissions for availability of funds- Participaciones Vencred, S.A.	**-0-**	248
Commissions on Guarantees granted- Valores Vencred, S.A.	**6,692**	-0-
Other operating income:		
Commissions from services- Participaciones Vencred, S.A.	**6,300**	4,500
Commissions from services- Promociones Vencred, S.A.	**28,555**	53,651
Income from derivative transactions- Venezolana de Bienes, S.A.	**-0-**	1,045,700
Income from equity participation:		
Participaciones Vencred, S.A.	**171,428**	217,112
	212,975	1,321,211

	6/30/2003	12/31/2002
	(In thousands of bolivars)	
Financial expenses:		
Expenses from deposits in interest-bearing current accounts-		
Valores Vencred, S.A.	**4,346**	11,460
Vencred, S.A.	**7,297**	13,601
Other	**2,688**	8,859
	14,331	33,920
Expenses from savings deposits-		
Servicios de Actualizaci6n Automática	**4,997**	8,601
Vencred, S.A.	**2,276**	15,637
Valores Vencred, S.A.	**47**	4,348
Other	**812**	505
	8,132	29,091
Expenses from other borrowings-		
Participaciones Vencred, S.A.	**194,311**	166,464
	216,774	229,475
Operating expenses-		
Venezolana de Bienes, S.A.	**10,458**	5,286
Vencred, S.A.	**55,384**	38,498
	65,842	43,784
Other operating expenses:		
Expenses from stock exchange services-		
Valores Vencred, S.A.	**-0-**	827
Exchange losses from derivative transactions-		
Vencred, S.A.	**-0-**	97,530
	-0-	98,357
	282,616	371,616

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank sold available-for-sale securities to related companies, at their book value.

During the six-month periods ended June 30, 2003 and December 31, 2002, Participaciones Vencred, S.A. (an affiliate) made investments in registered demand certificates in the Bank, which generated interest expense for approximately Bs. 194 million and Bs. 166 million, respectively.

As a result of these transactions and other less important transactions, the following balances included in various captions of the balance sheets are as follows:

	06/30/2003	12/31/2002
	(In thousands of bolivars)	
ASSETS		
Investments in subsidiaries and affiliates:		
Participaciones Vencred, S.A.	**5,315,585**	5,144,157
Foreclosed assets:		
Desarrollos del Sol, C.A. (See Note 8)	**5,753,581**	5,753,581
	11,069,166	10,897,738
LIABILITIES		
Customers' deposits:		
Non-interest bearing current accounts-		
Valores Vencred, S.A.	**36,136**	25,007
Vencred, S.A.	**7,217**	5,479
Other	**232**	200
	43,585	30,686
Interest-bearing current accounts-		
Vencred, S.A.	**1,566,524**	364,626
Valores Vencred, S.A.	**180,528**	170,934
Venezolana de Bienes, S.A.	**25,151**	59,717
Other	**43,076**	47,092
	1,815,279	642,369
Savings deposits-		
Servicios de Actualización Automática	**233,160**	186,656
Other	**1,969**	13,508
	235,129	200,164
	2,093,993	873,219
Other borrowings-		
Participaciones Vencred, S.A.	**5,689,812**	5,627,366
	7,783,805	6,500,585
MEMORANDUM ACCOUNTS		
Guarantees granted:		
Valores Vencred, S.A. (See Note 27)	**990,012**	740,000

As of June 30, 2003, the guarantees granted to Valores Vencred Casa de Bolsa, S.A. (a company that belongs to the Financial Group of the Bank) are destined to guarantee to the Caracas Stock Exchange the compliance with the obligations resulting from stock exchange operations of such company and were granted before the effectiveness of the new Law of Banks. Such guarantee is not in compliance with Article N° 185, numeral 8 of the new Amendment Law of the General Law of Banks and Other Financial Institutions. Nevertheless, on July 25, 2003, a national bank approved the guarantee requested by Valores Vencred Casa de Bolsa, S.A. to cover this purpose; therefore, the Bank annulled the guarantee granted to Valores Vencred, S.A. (see Note 27).

NOTE 23.- Foreign currency position:

The balances in foreign currency included in the balance sheets are detailed as follows:

	6/30/2003		12/31/2002	
	US$	Bs.	US$	Bs.
		(In thousands of bolivars)		
ASSETS:				
Cash and due from banks	20,205	32,247,109	46,773	65,458,827
Investment securities	64,841	103,485,774	199,083	278,616,227
Loan portfolio	4,676	7,462,334	6,472	9,058,035
Interests and commissions receivable	204	325,358	292	408,818
Other assets	139	222,161	47	65,365
	90,065	143,742,736	252,667	353,607,273
LIABILITIES:				
Customers' deposits	(59,659)	(95,215,313)	(153,600)	(214,963,009)
Other borrowings	(2,310)	(3,687,092)	(373)	(521,504)
Other financial intermediation obligations	-0-	-0-	(1,939)	(2,713,247)
Interests and commissions payable	(232)	(369,729)	(4)	(5,980)
Accruals and other liabilities	(362)	(578,511)	(701)	(981,663)
	(62,563)	(99,850,645)	(156,617)	(219,185,403)
MEMORANDUM ACCOUNTS:				
Debit contingent accounts, net	818	829,097	(95,834)	(134,119,683)
Other debit memorandum accounts, net	(17,604)	(28,096,282)	10,098	14,132,151
	(16,786)	(27,267,185)	85,736	(119,987,532)

The amounts shown in dollars include minor amounts in other foreign currencies such as Euros, pound sterling, Canadian dollars, and Japanese yens, among others, presented at their corresponding value in dollars.

During the six-month periods ended June 30, 2003 and December 31, 2002, the Bank obtained exchange gains, including income from foreign currency forward transactions, for approximately Bs. 28,950 million and Bs. 31,437 million, respectively, and losses for approximately Bs. 12,134 million and Bs. 11,221 million, respectively, which are presented in the statements of income in the "Other operating income" and "Other operating expenses" captions, respectively.

According to the General Law of Banks and Other Financial Institutions, universal banks should maintain their net position in foreign currency within limits provided by BCV through special resolutions. As of June 30, 2003 and December 31, 2002 the net position in foreign currency allowed by BCV was approximately Bs. 17,792 million (US$ 11 million) and Bs. 18,098 million (US$ 13 million), respectively, equivalent to 12% of net stockholders' equity. The net position in foreign currency maintained for those dates, calculated on the basis of the Bank's individual financial statements under parameters provided by said institution,

amounts to approximately Bs. 16,625 million (US$ 10 million) as of June 30, 2003, and Bs. 13,969 million (US$ 10 million) as of December 31, 2002.

NOTE 24.- Exchange regime:

On January 21, 2003, through Decree No. 2278 published in Official Gazette No. 37614, the Venezuelan Government empowered the Ministry of Finance to agree upon with the BCV temporary measures to limit or restrict the free convertibility of the national currency and the transfer of funds from the country to abroad. Based on this empowerment, on that same date, the Ministry of Finance agreed with the BCV on the suspension of the foreign currency trade in the country during 5 business banking days from that date. During that five-day period, the Ministry of Finance and the BCV should set forth the standards related to the management of the foreign exchange regime to be established. The sole foreign currency transactions allowed during this period would be those related to the compliance with the foreign debt and own transactions of the BCV and other public entities authorized by the Ministry of Finance.

On February 5, 2003, the BCV issued the Exchange Agreement N° 1 that was published in Official Gazette N° 37625, which provides for the new exchange management regime that imply restrictions on the free currency convertibility and the creation of the Commission for Exchange Management, CADIVI. This entity shall be in charge of coordinating, administering, controlling and establishing the requirements, procedures and restrictions for the execution of the exchange agreement. The official exchange rate from the effectiveness of this agreement would be Bs. 1,596 per US dollar for purchase.

On April 22, 2003, the Bank entered into an Agreement on the Purchase and Sale of Foreign Currencies with CADIVI, through which the Bank would be able to participate in the activities related to the management of the exchange regime through its main office, branches, agencies and customer service offices designated by the Bank therefor. Such agreement will be in force for six months and may be automatically extended for the same period, except as otherwise indicated.

NOTE 25.- Changes in the standards on the estimations of the allowance for loan losses:

On March 10, 2003, the SUDEBAN issued Resolution N° 056-03, through which it temporarily modified certain parameters used in the quantification, classification and mediation of the risks related to the "Loan portfolio" caption provided by Resolution N° 009-1197 dated November 28, 1997 and Resolution N° 010.02 dated January 24, 2002. The changes implemented mainly include modifications in the criteria applied to the quantification of losses on the trade loan portfolio and financial lease classified as high risk and actual risk as of December 31, 2002 and on the consumer loan portfolio, micro credits and at preferential rates, as well as the reduction of the general provision at 1% of the gross portfolio. These new criteria of allowance for loan losses would imply a reduction of allowance for loan losses maintained by the Bank that shall be refunded from September 2003.

These changes also include the no-application, under certain conditions and until September 30, 2003, of the classification of restructured loans and concession of a term until such date, to modify, if required, the payment plans and original terms, as well as the interests on those loans classified as of December 31, 2002, as current and the categories of normal or potential risk, by maintaining their classification and risk.

As a result of the modifications referred to above, the Bank restructured those loans classified as current as of December 31, 2002 and classified as normal or potential risks for Bs. 13,577 million. The Bank decided not to reduce the specific provisions of commercial loans, financial lease, consumer and micro credits by maintaining the specific risk percentages assigned at December 31, 2002. Additionally, it decided to maintain the additional general provision at 1% required on the gross portfolio as of June 30, 2003.

NOTE 26.- Posterior event:

On July 10, 2003, Venezolano de Crédito, S.A. Banco Universal entered into an agreement of trustee replacement under mandate of the beneficiaries of the trust N° 577, through which it is agreed upon to designate Banco del Caribe, C.A. Banco Universal as substitute trustee by transferring to the latter all the rights and duties on such trust agreement (see Note 16).

NOTE 27.- Subsequent event:

On July 25, 2003 a national financial institution approved the guarantee requested by Valores Vencred Casa de Bolsa, S.A. (a related company) for Bs. 970 million with which the Bank annuls the guarantee granted to such company for the purpose of guaranteeing to the Caracas Stock Exchange the compliance with the obligations resulting from stock exchange operations (see Note 22).

NOTE 28.- Explanation added for translation into English:

The accompanying financial statements are presented on the basis of accounting practices of the Venezuelan Superintendence of Banks and Other Financial Institutions. Certain accounting principles applied by the Bank and its Branch in their financial statements for use in Venezuela may not conform with generally accepted accounting principles in other countries.

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL
AND ITS GRAND CAYMAN BRANCH

SUPPLEMENTAL FINANCIAL STATEMENTS
AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of constant bolivars)

ASSETS	6-30-2003	12-31-2002
CASH AND DUE FROM BANKS:		
Cash	14.052.402	30.413.100
Banco Central de Venezuela	94.619.754	131.877.040
Due from domestic banks and other financial institutions	25.012	3.695.423
Due from foreign banks and correspondents	28.031.045	70.536.428
Due from main office and branches	-	-
Clearing house funds	22.547.692	8.728.451
(Allowance for cash and due from banks)	-	-
	159.275.905	245.250.442
INVESTMENT SECURITIES:		
Trading securities	-	-
Available-for-sale securities	46.949.320	69.816.070
Held-to-maturity securities	402.172.991	240.194.001
Other securities	15.766.752	15.393.604
Restricted cash investments	14.607.736	137.845.347
(Allowance for investment securities)	-	-
	479.496.799	463.249.022
LOAN PORTFOLIO:		
Current loans	305.493.768	410.825.031
Restructured loans	4.023.347	4.957.324
Past-due loans	7.528.701	7.594.397
Loans in litigation	1.052.418	1.466.409
(Allowance for loan portfolio)	(15.783.458)	(17.754.197)
	302.314.776	407.088.964
INTEREST AND COMMISSIONS RECEIVABLE:		
Accrued interest receivable from cash and due from banks	4.391	25.700
Accrued interest receivable from investment securities	5.325.180	1.015.317
Accrued interest receivable from loan portfolio	6.356.175	13.462.717
Commissions receivable	1.006.986	1.324.671
Accrued interest receivable from other accounts receivable	-	-
(Allowance for accrued interest receivable and other)	(2.300.232)	(2.780.741)
	10.392.500	13.047.664
INVESTMENTS IN SUBSIDIARIES, AFFILIATES AND BRANCHES:		
Equity in other institutions	5.315.585	5.937.663
Investments in foreign branches or agencies	-	-
(Allowance for investments in foreign subsidiaries, affiliates, branches and agencies)	(221.949)	(221.949)
	5.093.636	5.715.714
FORECLOSED ASSETS	25.003.878	30.998.577
PREMISES AND EQUIPMENT	64.194.744	65.405.156
OTHER ASSETS	12.834.296	18.454.766
	1.058.606.534	1.249.210.305
MEMORANDUM ACCOUNTS:		
Contingent debit accounts	136.955.654	370.101.183
Trust assets	2.153.416.248	2.236.382.677
Trusts	-	-
Other debit memorandum accounts	1.176.124.270	1.110.320.837
	3.466.496.172	3.716.804.697

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL BALANCE SHEETS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of constant bolivars)

LIABILITIES AND STOCKHOLDERS' EQUITY	6-30-2003	12-31-2002
CUSTOMERS' DEPOSITS:		
Deposits in current accounts	199.722.961	137.415.147
Deposits in interest-bearing current accounts	251.763.512	308.499.173
Other demand obligations	22.546.858	13.900.366
Money transaction table obligations	-	-
Savings deposits	126.998.648	154.115.993
Time deposits	82.653.113	202.090.293
Securities issued by the Bank	-	-
Restricted customers' deposits	51.101.540	91.609.913
	734.786.632	907.630.885
OBLIGATIONS WITH BANCO CENTRAL DE VENEZUELA	-	-
DEPOSITS AND OBLIGATIONS WITH BANCO NACIONAL DE AHORRO Y PRÉSTAMO	-	-
OTHER BORROWINGS:		
Obligations with domestic financial institutions up to one year	39.326.216	28.813.160
Obligations with domestic financial institutions over one year	-	-
Obligations with foreign financial institutions up to one year	27.182.180	730.915
Obligations with foreign financial institutions over one year	-	-
Obligations resulting from other borrowings up to one year	-	-
Obligations resulting from other borrowings over one year	573.951	434.178
	67.082.347	29.978.253
OTHER FINANCIAL INTERMEDIATION OBLIGATIONS	54.492	3.192.716
INTEREST AND COMMISSIONS PAYABLE:		
Accrued expenses for customers' deposits	467.840	3.492.839
Accrued expenses for obligations with Banco Central de Venezuela	-	-
Accrued expenses for obligations and deposits with Banco Nacional de Ahorro y Préstamo	-	-
Accrued expenses for other borrowings	77.819	89.150
Accrued expenses for other financial intermediation obligations	-	8.187.935
Accrued expenses for obligations convertible into capital	-	-
Accrued expenses for subordinated obligations	-	-
	545.659	11.769.924
ACCRUALS AND OTHER LIABILITIES	49.184.978	69.894.041
Total liabilities	851.654.108	1.022.465.819
STOCKHOLDERS' EQUITY:		
Paid-in capital	42.000.000	42.000.000
Restatement of paid-in capital	257.078.380	257.078.380
Uncapitalized equity contributions	67.381.684	67.381.684
Capital reserves	231.311.841	227.518.880
Retained earnings	(392.353.053)	(366.804.357)
Unrealized gain or loss on available-for-sale securities	1.533.574	(430.101)
Total stockholders' equity	206.952.426	226.744.486
	1.058.606.534	1.249.210.305
CONTRA MEMORANDUM ACCOUNTS	3.466.496.172	3.716.804.697

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF INCOME AND ALLOCATION OF NET INCOME
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of constant bolivars, except for amounts per share)

	6-30-2003	12-31-2002
FINANCIAL INCOME:		
Cash and due from banks	2.080.565	2.353.785
Investment securities	17.412.659	14.078.509
Loan portfolio	56.933.411	68.703.036
Other accounts receivable	677.805	971.317
Investments in subsidiaries and affiliates	-	-
Main office, branches and agencies	-	-
Other	140.605	260.542
	77.245.045	86.367.189
FINANCIAL EXPENSES:		
Customers' deposits	19.034.013	26.072.260
Obligations with Banco Central de Venezuela	-	-
Deposits and obligations with Banco Nacional de Ahorro y Préstamo	-	-
Other borrowings	311.652	1.545.907
Other financial intermediation obligations	39.933	36.175
Subordinated obligations	-	-
Obligations convertible into capital	-	-
Main office, branches and agencies	-	-
Other	10.012	77.320
Monetary loss	16.276.802	21.843.498
	35.672.412	49.575.160
Gross financial margin	41.572.633	36.792.029
RECOVERY OF FINANCIAL ASSETS	225.386	565.849
ALLOWANCE FOR UNCOLLECTIBLE AND IMPAIRED FINANCIAL ASSETS:		
Uncollectible loans and other accounts receivable	1.365.676	2.313.998
Expenses for reconciling items	-	-
	1.365.676	2.313.998
Net financial margin	40.432.343	35.043.880
OTHER OPERATING INCOME	42.746.823	66.970.669
OTHER OPERATING EXPENSES	15.846.357	16.684.350
Financial intermediation margin	67.332.809	85.330.199
LESS- OPERATING EXPENSES:		
Personnel	19.684.144	24.481.409
General and administrative expenses	17.976.791	23.233.596
Contributions to FOGADE	1.450.437	1.120.447
Contributions to SUDEBAN	466.511	293.545
	39.577.883	49.128.997
Gross operating margin	27.754.926	36.201.202
Income from foreclosed assets	522.303	536.688
Income from special programs	-	-
Miscellaneous operating income	1.470.836	3.595.063
Expenses for foreclosed assets	(4.016.862)	(6.566.286)
Expenses for depreciation, amortization and devaluation of miscellaneous assets	(458.691)	(842.623)
Miscellaneous operating expenses	(588.906)	(780.876)
	(3.071.320)	(4.058.034)
Net operating margin	24.683.606	32.143.168
EXTRAORDINARY INCOME	-	-
EXTRAORDINARY EXPENSES	265.244	37.360
Gross income before income taxes	24.418.362	32.105.808
INCOME TAXES	-	5.083.315
Net income	24.418.362	27.022.493
ALLOCATION OF INCOME, net:		
Legal reserve	2.441.836	1.351.125
Statutory earnings-		
Board of Directors	3.688.160	4.927.439
	3.688.160	4.927.439
LOSEP contribution	346.299	-
Retained earnings-		
Restricted undistributed earnings	-	-
Available undistributed earnings	17.942.067	20.743.929
	17.942.067	20.743.929
	24.418.362	27.022.493

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of constant bolívars)

	Paid-in capital	Restatement of paid-in capital	Uncapitalized equity contributions	Capital reserves	Retained earnings: Restricted undistributed earnings	Retained earnings: Available undistributed earnings	Retained earnings: Result from exposure to inflation	Retained earnings: Total	Unrealized gain or loss on available-for-sale securities	Treasury stock	Total stockholders' equity
BALANCES, as of June 30, 2002	42.000.000	257.078.380	67.381.684	226.219.020	41.722.590	6.029.452	(361.128.659)	(313.376.617)	(216.125)	(443.882)	276.642.460
Net income for the six-month period	-	-	-	-	-	27.022.493	-	27.022.493	-	-	27.022.493
Transfer to legal reserve	-	-	-	1.351.125	-	(1.351.125)	-	(1.351.125)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(4.927.439)	-	(4.927.439)	-	-	(4.927.439)
Dividends declared- Cash	-	-	-	-	-	(74.153.395)	-	(74.153.395)	-	-	(74.153.395)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	(213.976)	-	(213.976)
Sale of treasury stocks from the merged subsidiaries	-	-	-	-	-	-	-	-	-	443.882	443.882
Transfer of retained earnings of prior six-month periods restricted as provided by Resolution Nº 329-99 to "Restricted undistributed earnings" in accordance with innominate cautionary appeal granted by the First Court in Contentious Administrative matters (Note 14)	-	-	-		(31.989.003)	31.989.003	-	-	-	-	-
Adjustment of prior six-month periods for differences in statutory earnings of the prior six-month perioc	-	-	-	(51.265)	-	(18.274)	-	(18.274)	-	-	(69.539)
BALANCES, as of December 31, 2002	42.000.000	257.078.380	67.381.684	227.518.880	9.733.587	(15.409.285)	(361.128.659)	(366.804.357)	(430.101)	-	226.744.486
Net income for the six-month period	-	-	-	-	-	24.418.362	-	24.418.362	-	-	24.418.362
Transfer to legal reserve	-	-	-	2.441.836	-	(2.441.836)	-	(2.441.836)	-	-	-
Supplement for the provision for legal reserve of the net income for the prior six-month period	-	-	-	1.351.125	-	(1.351.125)	-	(1.351.125)	-	-	-
Statutory earnings - Board of directors	-	-	-	-	-	(3.688.160)	-	(3.688.160)	-	-	(3.688.160)
Dividends declared- Cash	-	-	-	-	-	(41.889.189)	-	(41.889.189)	-	-	(41.889.189)
Net unrealized gain on valuation of available-for-sale securities	-	-	-	-	-	-	-	-	1.963.675	-	1.963.675
Transfer of 50% of income of the foreign branch for the six-month period	-	-	-	-	1.663.616	(1.663.616)	-	-	-	-	-
Transfer of 50% of income of the foreign branch for the prior six-month period	-	-	-	-	1.375.166	(1.375.166)	-	-	-	-	-
LOSEP contribution	-	-	-	-	-	(346.299)	-	(346.299)	-	-	(346.299)
Release of the general provision for restricted investments in prior years	-	-	-	-	(438.716)	438.716	-	-	-	-	-
Adjustment to defer capitalized interests to the loan portfolio in prior six-month periods *as provided by official document Nº SBIF-G13-06407 dated 6-20-03 issued by SUDEBAN*	-	-	-	-	-	(250.449)	-	(250.449)	-	-	(250.449)
BALANCES, as of June 30, 2003	42.000.000	257.078.380	67.381.684	231.311.841	12.333.653	(43.558.047)	(361.128.659)	(392.353.053)	1.533.574	-	206.952.426

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH
SUPPLEMENTAL STATEMENTS OF CASH FLOWS
FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2003 AND DECEMBER 31, 2002
(Stated in thousands of constant bolivars)

	6-30-2003	12-31-2002
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income for the six-month period	24.418.362	27.022.493
Adjustments to reconcile net income to cash from operating activities-		
Allowance for uncollectible and impaired financial assets	1.365.676	2.313.998
Depreciation and amortization	6.972.922	13.673.717
Equity in earnings for the six-month period	621.362	678.886
Net change in other assets	4.531.019	(3.201.498)
Net change in interest and commissions receivable	2.560.843	(1.315.131)
Net change in accruals and other liabilities	(21.468.038)	59.869
Net change in interest and commissions payable	(11.224.265)	(31.189.365)
Statutory earnings	(3.688.160)	(4.927.439)
Net cash from operating activities	4.089.721	3.115.530
CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES:		
Net change in customers' deposits	(172.844.253)	145.381.240
Net change in other borrowings	37.104.094	15.285.800
Net change in other financial intermediation obligations	(3.138.224)	1.125.559
Cash dividends paid	(41.889.189)	(74.153.395)
Net cash (used in) from financing activities	(180.767.572)	87.639.204
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES:		
Loans granted for the period	(369.237.435)	215.225.543
Loans collected for the period	472.902.495	(252.755.527)
Net change in available-for-sale securities	24.830.425	82.560.881
Net change in held-to-maturity securities	(161.978.990)	(65.727.368)
Net change in other investment securities	(373.148)	(345.823)
Net change in restricted cash investments	123.237.611	14.259.457
Acquisition of treasury stock	-	443.882
Additions to premises and equipment and foreclosed assets, net	1.322.356	(12.329.047)
Net cash from (used in) investing activities	90.703.314	(18.668.002)
Net (decrease) increase in cash and due from banks	(85.974.537)	72.086.732
CASH AND DUE FROM BANKS, at the beginning of the six-month period	245.250.442	173.163.710
CASH AND DUE FROM BANKS, at the end of the six-month period	159.275.905	245.250.442

VENEZOLANO DE CRÉDITO, S.A. BANCO UNIVERSAL AND ITS GRAND CAYMAN BRANCH

NOTES TO SUPPLEMENTAL FINANCIAL STATEMENTS AS OF JUNE 30, 2003 AND DECEMBER 31, 2002

NOTE 1.- Supplemental information:

The inflation-adjusted financial statements, presented as supplemental information in Exhibits I to IV, have been prepared following the same accounting practices summarized in Note 2 to the basic financial statements, except that the adjusted financial statements include the effects of the inflation on the financial information. Therefore, they have a different presentation under accounting standards provided by the Venezuelan Superintendence of Banks and Other Financial Institutions for historical financial statements presented as basic information.

NOTE 2.- Basis of presentation:

The financial statements adjusted for the effects of inflation have been prepared on the basis of the Bank's historical accounting records and have been stated in constant bolivars at June 30, 2003, based upon the general price-level method in order to reflect the purchasing power of the currency at the last year-end.

The purpose of the adjustment for inflation is to restate the accounting records from historical bolivars to constant currency of similar purchasing power, which eliminates the distortion produced by the inflation in the financial statements as a result of the inclusion of bolivars of different purchasing power. The resulting amounts do not purport to represent the fair market values, the replacement costs or any other measure of the current values of the Bank's assets or prices at which the transactions would be commonly made.

Exemption Number 82-4422

04 MAR 12 AM 7:21

2

..Banco Universal

sued and Paid-in Capital:
s.116,317,425

Unofficial Convenience Translation

Balance at June 30, 2003 (in thousands of Bolivars)

Assets	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2002 Venezuela Operations	6 Months Ended 12/31/2002 Consolidated with Foreign Branches and Offices
Current Assets	159,153,940	159,275,905	190,770,103	212,605,581
Cash	14,036,442	14,052,402	26,364,865	26,364,865
Central Bank of Venezuela	94,619,754	94,619,754	114,323,116	114,323,116
Banks and other National Financial Institutions	25,012	25,012	3,203,532	3,203,532
Banks and Foreign Branches	28,148,808	28,031,045	39,407,690	61,147,446
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	22,323,924	22,547,692	7,470,900	7,566,622
(Allowances for Current Assets Losses)	0	0	0	0
Investments in Financial Instruments	376,197,724	479,496,799	204,317,300	401,586,748
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	9,871,215	46,949,320	1,877,901	60,522,974
Investments in Financial Instruments to be Collected at Maturity	352,867,893	402,172,991	73,183,407	208,222,194
Investments in Other Financial Instruments	0	15,766,752	9,759,000	13,344,588
Restricted Liquidity Investments	13,458,616	14,607,736	119,496,992	119,496,992
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	297,704,200	302,314,776	348,759,928	352,902,057
Current Loans	300,691,085	305,493,768	351,954,343	356,140,823
Restructured Loans	4,023,347	4,023,347	4,297,463	4,297,463
Overdue Loans	7,528,701	7,528,701	6,583,520	6,583,520
Credits in Litigation	1,052,418	1,052,418	1,271,218	1,271,218
(Allowance for Loan Portfolio Losses)	(15,591,351)	(15,783,458)	(15,346,616)	(15,390,967)
Interest and Commissions Receivable	10,071,533	10,392,500	10,969,834	11,310,912
Revenues Receivable for Current Assets	4,391	4,391	22,279	22,279
Revenues Receivable for Investments in Financial Instruments	5,004,213	5,325,180	539,092	880,170
Revenues Receivable for Loan Portfolio	6,356,175	6,356,175	11,670,718	11,670,718
Commissions Receivable	1,006,986	1,006,986	1,148,346	1,148,346
Revenues Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,300,232)	(2,300,232)	(2,410,601)	(2,410,601)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,348,699	5,287,284	12,641,179	5,115,856
Holdings in Other Institutions	5,315,585	5,315,585	5,144,157	5,144,157
Investments in Foreign Branches and Offices	9,061,415	0	7,525,323	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	14,250,555	14,250,555	17,612,591	17,612,591
Durable Goods	25,844,558	25,844,558	26,086,205	26,086,205
Other Assets	12,905,676	13,109,156	16,713,072	16,732,036
Total Assets	**910,476,885**	**1,009,971,533**	**827,870,212**	**1,043,951,986**

Liabilities	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2002 Venezuela Operations	6 Months Ended 12/31/2002 Consolidated with Foreign Branches and Offices
Deposits from the Public	639,571,318	734,786,632	571,854,701	786,817,710
Checking Account Deposits	394,404,652	451,486,473	246,511,578	386,559,438
Non-Interest Bearing Checking Accounts	199,722,961	199,722,961	119,124,055	119,124,055
Interest Bearing Checking Accounts	194,681,691	251,763,512	127,387,523	267,435,383
Other At-Sight Obligations	22,529,537	22,546,858	10,465,254	12,050,112
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	126,998,648	126,998,648	133,601,880	133,601,880
Time Deposits	81,627,951	82,653,113	170,649,082	175,190,404
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	14,010,530	51,101,540	10,626,907	79,415,876
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	63,395,255	67,082,347	25,516,203	25,987,899
Obligations with National Financial Institutions for up to one year	39,326,216	39,326,216	24,977,890	24,977,890
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	23,495,088	27,182,180	161,928	633,624
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	573,951	573,951	376,385	376,385
Other Obligations due to Intermediation	54,492	54,492	2,767,739	2,767,739
Interest and Commissions Payable	531,928	545,659	10,197,269	10,203,249
Expenses Payable for Deposits from the Public	454,109	467,840	3,021,933	3,027,913
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	77,819	77,819	77,283	77,283
Expenses Payable for Other Obligations due to Intermediation	0	0	7,098,053	7,098,053
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	48,606,467	49,184,978	59,949,477	60,590,566
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**752,159,460**	**851,654,108**	**670,285,389**	**886,367,163**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 12/31/2002 Venezuela Operations	6 Months Ended 12/31/2002 Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766	43,150,766	34,150,766
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	46,617,189	46,617,189	54,421,012	54,421,012
Unrealized Gain or Loss	1,533,574	1,533,574	(372,851)	(372,851)
Treasury Shares	0	0	0	0
Total Net Worth	**158,317,425**	**158,317,425**	**157,584,823**	**157,584,823**
Total Liabilities and Stockholder's Equity	**910,476,885**	**1,009,971,533**	**827,870,212**	**1,043,951,986**
Contingent Debtor Accounts	136,955,654	136,955,654	320,837,656	320,837,656
Trust Assets	2,153,416,248	2,153,416,248	1,938,701,654	1,938,701,654
Trust Charges	0	0	0	0
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	1,176,112,639	1,176,124,270	962,522,854	962,527,954
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	23,143,996	23,143,996	23,733,495	23,733,495
Deposits of Official Entities	4,960,769	4,960,769	14,111,296	14,111,296
Current Loans Adapted to Resolution Number 056.03	13,577,381	13,577,381	0	0
Vehicle Loans Under Balloon Payment Mode	0	0	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0	0	0
Mortgage Loans Outside The Housing Savings System	0	0	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,039,778	2,689,856	0	0	0	3,729,634
Guaranty	0	1,869,442,133	0	0	0	1,869,442,133
Administration	2,917,882	275,143,768	150,456	74,862	1,957,514	280,244,481
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,957,660**	**2,147,275,757**	**150,455**	**74,862**	**1,957,514**	**2,153,416,248**

Statement of Published Earnings for the Period from January 01, 2003 – June 30, 2003 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 06/30/2003		6 Months Ended 12/31/2002	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	71,509,659	72,895,879	68,674,653	70,478,775
Current Assets Income	1,898,803	1,965,081	1,853,817	1,921,913
Investments in Financial Instrument Income	15,435,738	16,473,869	9,973,992	11,566,637
Loan Portfolio Income	53,427,020	53,684,018	55,852,177	55,985,952
Other Accounts Receivable Income	638,945	638,945	790,022	791,499
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	109,153	133,966	204,645	212,774
Financial Expenses	18,091,192	18,295,317	21,923,331	22,638,197
Deposit Expense	17,756,408	17,954,081	20,631,031	21,282,326
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	293,784	293,784	1,259,576	1,259,576
Obligations due to Intermediation Expense	37,644	37,644	29,475	29,475
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	3,356	9,808	3,249	66,820
Gross Financial Margin	53,418,467	54,600,562	46,751,322	47,840,578
Recovery of Financial Assets Income	212,464	212,464	461,043	461,043
Non-Collectibility and Devaluation of Financial Assets Expenses	1,153,963	1,295,493	1,870,692	1,886,342
Non-Collectibility of Debts and other Accounts Receivable Expenses	1,153,963	1,295,493	1,870,692	1,886,342
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	52,476,968	53,517,533	45,341,673	46,415,279
Other Operative Income	40,826,459	40,484,119	56,026,934	55,351,632
Other Operative Expenses	14,221,864	14,360,031	13,491,291	13,600,661
Financial Intermediation Margin	79,081,563	79,641,621	87,877,316	88,166,250
Transformation Express	35,796,858	36,326,197	36,263,759	36,554,329
Personnel Expenses	18,479,207	18,560,252	19,903,573	19,949,757
Operating Expenses	15,510,606	15,958,900	15,208,139	15,452,525
FOGADE Contributions	1,367,280	1,367,280	912,882	912,882
Superintendence of Banks Contributions	439,765	439,765	239,165	239,165
Gross Operative Margin	43,284,705	43,315,424	51,613,557	51,611,921
Liquid Assets Income	772,512	772,512	789,235	789,235
Special Programs Income	0	0	0	0
Other Operating Income	1,386,459	1,386,513	2,868,265	2,933,085
Liquid Assets Expenses	2,269,362	2,269,362	2,497,290	2,497,290
Expenses For Depreciation and Amortization of Diverse Assets	57,426	57,426	106,118	106,118
Other Operating Expenses	526,134	556,907	576,856	640,040
Business Margin	42,590,754	42,590,754	52,090,793	52,090,753
Extraordinary Income	0	0	0	0
Extraordinary Expenses	250,037	250,037	30,440	30,440
Income Before Taxes	42,340,717	42,340,717	52,060,353	52,060,353
Income Tax	0	0	4,141,788	4,141,788
Net Income	**42,340,717**	**42,340,717**	**47,918,565**	**47,918,565**

Net Income Allocation				
Legal Reserve	4,234,072	4,234,072	2,395,928	2,395,928
Statutory Dividends				
Board of Directors	3,476,709	3,476,709	4,014,782	4,014,782
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	**34,629,936**	**34,629,936**	**41,507,855**	**41,507,855**
LOSEP Contributions	346,299	346,299	415,079	415,079

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) / Total Assets x 100 = 17.43 Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 111,84	4.1 4.2	Net Income / Average Asset x 100 = 10,19 Net Income / Average Stockholders' Equity x 100 = 62,20
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 4.98 Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 2.74	5.1 5.2	Current Assets / Deposits from the Public x 100 = 24,88 (Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 26,43
3.	Management		
3.1 3.2	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 11.43 (Personnel Expenses+Operating Expenses) / Financial Income x 100 = 47.53		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.115,460,572

Unofficial Convenience Translation

Balance at July 31, 2003 (in thousands of Bolivars)

Assets	Month Ended 7/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	246,532,670	246,617,124
Cash	16,608,444	16,632,704
Central Bank of Venezuela	174,420,718	174,420,718
Banks and other National Financial Institutions	769,489	769,489
Banks and Foreign Branches	37,896,749	37,931,468
Main Office and Branches	0	0
Short Term Negotiable Instruments	16,837,270	16,862,745
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	314,203,776	420,029,059
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	9,125,709	46,148,738
Investments in Financial Instruments to be Collected at Maturity	283,448,051	347,941,131
Investments in Other Financial Instruments	950,000	2,469,742
Restricted Liquidity Investments	20,680,016	23,469,448
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	267,396,280	272,000,552
Current Loans	269,975,937	274,772,316
Restructured Loans	4,750,474	4,750,474
Overdue Loans	6,846,411	6,846,411
Credits in Litigation	1,482,093	1,482,093
(Allowance for Loan Portfolio Losses)	(15,658,635)	(15,850,742)
Interest and Commissions Receivable	6,787,346	7,152,888
Revenues Receivable for Current Assets	3,324	3,324
Revenues Receivable for Investments in Financial Instruments	3,746,925	4,112,467
Revenues Receivable for Loan Portfolio	5,167,354	5,167,354
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(2,130,257)	(2,130,257)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,357,323	5,301,169
Holdings in Other Institutions	5,329,470	5,329,470
Investments in Foreign Branches and Offices	9,056,154	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	13,895,502	13,895,502
Durable Goods	25,750,999	25,750,999
Other Assets	12,504,985	12,675,843
Total Assets	**901,428,881**	**1,003,423,136**

Liabilities	Month Ended 7/31/2003 Venezuela Operations	Month Ended 7/31/2003 Consolidated with Foreign Branches and Offices
Deposits from the Public	644,469,113	744,758,590
Checking Account Deposits	407,125,325	472,470,782
Non-Interest Bearing Checking Accounts	199,108,477	199,108,477
Interest Bearing Checking Accounts	208,016,848	273,362,305
Other At-Sight Obligations	22,006,195	22,039,359
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	132,190,162	132,190,162
Time Deposits	68,573,411	69,598,592
Securities Issued by the Institution	0	0
Restricted Deposits	14,574,020	48,459,695
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	41,692,769	42,961,978
Obligations with National Financial Institutions for up to one year	17,960,811	17,960,811
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	23,158,007	24,427,216
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	573,951	573,951
Other Obligations due to Intermediation	54,492	54,492
Interest and Commissions Payable	405,590	418,385
Expenses Payable for Deposits from the Public	321,829	334,624
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	83,761	83,761
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	50,813,010	51,235,784
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**737,434,974**	**839,429,229**
Operations	6,533,335	6,533,335

Stockholder's Equity	Month Ended 7/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0
Retained Earnings	46,617,189	46,617,189
Unrealized Gain or Loss	676,721	676,721
Treasury Shares	0	0
Total Net Worth	**157,460,572**	**157,460,572**
Total Liabilities and Stockholder's Equity	**901,428,881**	**1,003,423,136**
Contingent Debtor Accounts	149,814,012	151,454,323
Trust Assets	2,163,205,350	2,163,205,350
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,149,516,371	1,149,528,002
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	24,979,981	24,979,981
Deposits of Official Entities	5,057,588	5,057,588
Current Loans Adapted to Resolution number 056.03	13,877,053	13,877,053
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,055,647	2,698,724	0	0	0	3,754,371
Guaranty	0	1,871,096,181	0	0	0	1,871,096,181
Administration	2,591,644	283,559,315	152,092	75,706	1,976,041	288,354,798
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,647,291**	**2,157,354,220**	**152,092**	**75,706**	**1,976,041**	**2,163,205,350**

Statement of Published Earnings for the Period from July 01, 2003 – Jul 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 7/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	12,095,791	12,287,016
Current Assets Income	26,395	31,242
Investments in Financial Instrument Income	6,258,277	6,400,638
Loan Portfolio Income	5,671,665	5,715,682
Other Accounts Receivable Income	116,435	116,435
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	23,019	23,019
Financial Expenses	914,358	940,670
Deposit Expense	871,870	898,182
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	35,376	35,376
Obligations due to Intermediation Expense	6,583	6,583
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	529	529
Gross Financial Margin	11,181,433	11,346,346
Recovery of Financial Assets Income	71,740	71,740
Non-Collectibility and Devaluation of Financial Assets Expenses	90,661	90,661
Non-Collectibility of Debts and other Accounts Receivable Expenses	90,661	90,661
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	11,162,512	11,327,425
Other Operative Income	2,036,774	1,988,107
Other Operative Expenses	408,369	463,557
Intermediation Margin	12,790,917	12,851,975
Transformation Express	6,006,791	6,067,246
Personnel Express	3,226,460	3,236,036
Operating Expenses	2,459,066	2,509,945
FOGADE Contributions	247,971	247,971
Superintendence of Banks Contributions	73,294	73,294
Gross Operating Margin	6,784,126	6,784,729
Realizable Goods Income	66,873	66,873
Special Programs Income	0	0
Other Operating Income	240,332	240,332
Realizable Goods Expense	392,875	392,875
Depreciation, Amortization and devaluation of diverse assets Expenss	9,571	9,571
Other Operating Expenses	119,437	120,040
Business Margin	6,569,448	6,569,448
Extraordinary Income	0	0
Extraordinary Expenses	36,113	36,113
Income Before Taxes	6,533,335	6,533,335

Income Tax	0	0
Net Income	6,533,335	6,533,335

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 17.47 Total Assets	4.1	Net Income x 100 = 8.20 Average Asset
1.2	Non-Yielding Assets x 100 = 191.35 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 49.66 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 5.53 Gross Loan Portfolio	5.1	Current Assets x 100 = 38.25 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 2.94 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 87.01 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 9.99 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 47.00 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.83,366,020

Unofficial Convenience Translation

Balance at August 31, 2003 (in thousands of Bolivars)

Assets	Month Ended 8/31/2003 Venezuela Operations	Month Ended 8/31/2003 Consolidated with Foreign Branches and Offices
Current Assets	148,988,058	149,107,729
Cash	13,481,771	13,502,040
Central Bank of Venezuela	98,675,974	98,675,974
Banks and other National Financial Institutions	6,483	6,483
Banks and Foreign Branches	20,444,780	20,538,544
Main Office and Branches	0	0
Short Term Negotiable Instruments	16,379,050	16,384,688
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	398,344,747	499,000,227
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	9,515,121	46,438,794
Investments in Financial Instruments to be Collected at Maturity	367,033,610	425,950,321
Investments in Other Financial Instruments	0	2,025,664
Restricted Liquidity Investments	21,796,016	24,585,448
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	266,123,404	270,737,114
Current Loans	268,426,816	273,232,634
Restructured Loans	4,760,427	4,760,427
Overdue Loans	6,797,744	6,797,744
Credits in Litigation	1,887,712	1,887,712
(Allowance for Loan Portfolio Losses)	(15,749,295)	(15,941,403)
Interest and Commissions Receivable	10,296,749	10,693,177
Revenues Receivable for Current Assets	2,418	2,418
Revenues Receivable for Investments in Financial Instruments	6,652,985	7,049,413
Revenues Receivable for Loan Portfolio	4,518,504	4,518,504
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(877,158)	(877,158)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,332,405	5,316,397
Holdings in Other Institutions	5,344,698	5,344,698
Investments in Foreign Branches and Offices	9,016,008	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	13,423,455	13,423,455
Durable Goods	25,625,309	25,625,309
Other Assets	12,133,643	12,304,478
Total Assets	**889,267,770**	**986,207,886**

Liabilities	Month Ended 8/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	623,329,525	719,509,349
Checking Account Deposits	363,012,999	422,578,340
Non-Interest Bearing Checking Accounts	168,796,318	168,796,318
Interest Bearing Checking Accounts	194,216,681	253,782,022
Other At-Sight Obligations	24,826,123	25,023,112
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	138,571,637	138,571,637
Time Deposits	82,080,627	83,105,809
Securities Issued by the Institution	0	0
Restricted Deposits	14,838,139	50,230,451
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	71,477,713	71,795,566
Obligations with National Financial Institutions for up to one year	47,199,505	47,199,505
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	23,704,257	24,022,110
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	573,951	573,951
Other Obligations due to Intermediation	54,492	54,492
Interest and Commissions Payable	534,589	547,198
Expenses Payable for Deposits from the Public	438,378	450,987
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	93,903	93,903
Expenses Payable for Other Obligations due to Intermediation	2,308	2,308
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	55,926,307	56,356,137
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**751,322,626**	**848,262,742**
Operations	12,579,124	12,579,124

Stockholder's Equity	Month Ended 8/31/2003 Venezuela Operations	Month Ended 8/31/2003 Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0
Retained Earnings	14,277,188	14,277,188
Unrealized Gain or Loss	922,170	922,170
Treasury Shares	0	0
Total Net Worth	**125,366,020**	**125,366,020**
Total Liabilities and Stockholder's Equity	**889,267,770**	**986,207,886**
Contingent Debtor Accounts	168,041,183	169,681,495
Trust Assets	2,005,109,498	2,005,109,498
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,276,739,487	1,277,000,871
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	26,914,283	26,914,283
Deposits of Official Entities	2,970,053	2,970,053
Current Loans Adapted to Resolution number 056.03	13,832,411	13,832,411
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	974,521	2,715,409	0	0	0	3,689,930
Guaranty	0	1,705,305,502	0	0	0	1,705,305,502
Administration	2,562,949	291,238,593	153,878	76,580	2,082,066	296,114,066
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,537,470**	**1,999,259,504**	**153,878**	**76,580**	**2,082,066**	**2,005,109,498**

Statement of Published Earnings for the Period from July 01, 2003 – August 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	2 Months Ended 8/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	23,847,503	24,236,056
Current Assets Income	45,072	52,201
Investments in Financial Instrument Income	12,146,026	12,439,417
Loan Portfolio Income	11,319,150	11,407,183
Other Accounts Receivable Income	283,628	283,628
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	53,627	53,627
Financial Expenses	1,865,408	1,916,215
Deposit Expense	1,771,085	1,821,892
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	75,893	75,893
Obligations due to Intermediation Expense	17,901	17,901
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	529	529
Gross Financial Margin	21,982,095	22,319,841
Recovery of Financial Assets Income	141,157	141,157
Non-Collectibility and Devaluation of Financial Assets Expenses	181,321	181,321
Non-Collectibility of Debts and other Accounts Receivable Expenses	181,321	181,321
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	21,941,931	22,279,677
Other Operative Income	3,958,804	3,835,356
Other Operative Expenses	756,187	821,011
Intermediation Margin	25,144,548	25,294,022
Transformation Express	12,270,654	12,419,525
Personnel Express	6,498,151	6,528,363
Operating Expenses	5,111,964	5,230,623
FOGADE Contributions	496,256	496,256
Superintendence of Banks Contributions	164,283	164,283
Gross Operating Margin	12,873,894	12,874,497
Realizable Goods Income	359,055	359,055
Special Programs Income	0	0
Other Operating Income	416,003	416,003
Realizable Goods Expense	796,867	796,867
Depreciation, Amortization and devaluation of diverse assets Expenss	19,142	19,142
Other Operating Expenses	187,706	188,309
Business Margin	12,645,237	12,645,237
Extraordinary Income	0	0
Extraordinary Expenses	66,113	66,113
Income Before Taxes	12,579,124	12,579,124

Income Tax	0	0
Net Income	12,579,124	12,579,124

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 14.10 Total Assets	4.1	Net Income x 100 = 7.95 Average Asset
1.2	Non-Yielding Assets x 100 = 158.88 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 53.21 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 5.59 Gross Loan Portfolio	5.1	Current Assets x 100 = 23.90 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 3.08 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 87.81 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 10.16 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 49.55 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.81,407,000

Unofficial Convenience Translation

Balance at September 30, 2003 (in thousands of Bolivars)

Assets	Month Ended 9/30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	164,522,561	165,052,277
Cash	16,580,367	16,596,646
Central Bank of Venezuela	95,863,104	95,863,104
Banks and other National Financial Institutions	164,201	164,201
Banks and Foreign Branches	28,480,248	28,973,937
Main Office and Branches	0	0
Short Term Negotiable Instruments	23,434,641	23,454,389
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	348,561,096	450,246,132
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,329,911	26,601,032
Investments in Financial Instruments to be Collected at Maturity	303,517,169	373,631,037
Investments in Other Financial Instruments	0	3,349,573
Restricted Liquidity Investments	42,714,016	46,664,490
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	288,446,934	294,368,202
Current Loans	290,076,379	296,044,093
Restructured Loans	4,736,610	4,736,610
Overdue Loans	7,567,385	7,726,313
Credits in Litigation	2,221,458	2,221,458
(Allowance for Loan Portfolio Losses)	(16,154,898)	(16,360,272)
Interest and Commissions Receivable	8,989,474	9,004,149
Revenues Receivable for Current Assets	3,378	3,378
Revenues Receivable for Investments in Financial Instruments	5,537,110	5,551,785
Revenues Receivable for Loan Portfolio	3,715,771	3,715,771
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(266,785)	(266,785)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,482,545	5,334,190
Holdings in Other Institutions	5,362,491	5,362,491
Investments in Foreign Branches and Offices	9,148,355	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	12,817,930	12,817,930
Durable Goods	25,507,914	25,507,914
Other Assets	12,090,030	12,250,362
Total Assets	**875,418,484**	**974,581,156**

Liabilities	Month Ended 9/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	633,209,689	729,353,494
Checking Account Deposits	373,849,519	436,996,027
Non-Interest Bearing Checking Accounts	170,250,872	170,250,872
Interest Bearing Checking Accounts	203,598,647	266,745,155
Other At-Sight Obligations	16,319,962	16,387,483
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	135,801,980	135,801,980
Time Deposits	92,224,107	93,257,269
Securities Issued by the Institution	0	0
Restricted Deposits	15,014,121	46,910,735
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	54,738,753	55,985,882
Obligations with National Financial Institutions for up to one year	52,876,326	52,876,326
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	1,316,638	2,563,767
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	545,789	545,789
Other Obligations due to Intermediation	54,492	1,375,316
Interest and Commissions Payable	517,428	530,037
Expenses Payable for Deposits from the Public	421,650	434,259
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	95,778	95,778
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	45,007,611	45,445,916
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**733,527,973**	**832,690,645**
Operations	18,483,511	18,483,511

Stockholder's Equity	Month Ended 9/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,437,188	13,437,188
Unrealized Gain or Loss	(196,850)	(196,850)
Treasury Shares	0	0
Total Net Worth	**123,407,000**	**123,407,000**
Total Liabilities and Stockholder's Equity	**875,418,484**	**974,581,156**
Contingent Debtor Accounts	190,699,520	191,020,414
Trust Assets	2,014,442,488	2,014,442,488
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,178,347,977	1,178,884,728
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	27,691,156	27,691,156
Deposits of Official Entities	3,358,797	3,358,797
Current Loans Adapted to Resolution number 056.03	13,465,677	13,465,677
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	978,587	2,876,146	0	0	0	3,854,733
Guaranty	0	1,707,242,661	0	0	0	1,707,242,661
Administration	2,586,397	298,483,079	146,634	77,478	2,051,506	303,345,094
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,564,984**	**2,008,601,886**	**146,634**	**77,478**	**2,051,506**	**2,014,442,488**

Statement of Published Earnings for the Period from July 01, 2003 – September 30, 2003 (in thousands of Bolivars)

Unofficial Translation

	3 Months Ended 9/30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	34,361,714	34,906,887
Current Assets Income	51,254	63,614
Investments in Financial Instrument Income	17,492,070	17,894,254
Loan Portfolio Income	16,325,147	16,455,776
Other Accounts Receivable Income	382,779	382,779
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	110,464	110,464
Financial Expenses	2,877,351	2,951,679
Deposit Expense	2,703,776	2,778,104
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	132,569	132,569
Obligations due to Intermediation Expense	40,477	40,477
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	529	529
Gross Financial Margin	31,484,363	31,955,208
Recovery of Financial Assets Income	196,982	196,982
Non-Collectibility and Devaluation of Financial Assets Expenses	271,982	285,248
Non-Collectibility of Debts and other Accounts Receivable Expenses	271,982	285,248
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	31,409,363	31,866,942
Other Operative Income	6,492,308	6,345,638
Other Operative Expenses	1,084,808	1,158,169
Intermediation Margin	36,816,863	37,054,411
Transformation Express	18,226,408	18,460,034
Personnel Express	9,628,673	9,676,852
Operating Expenses	7,607,448	7,792,895
FOGADE Contributions	744,384	744,384
Superintendence of Banks Contributions	245,903	245,903
Gross Operating Margin	18,590,455	18,594,377
Realizable Goods Income	932,953	932,953
Special Programs Income	0	0
Other Operating Income	521,955	521,955
Realizable Goods Expense	1,179,025	1,179,025
Depreciation, Amortization and devaluation of diverse assets Expenss	28,713	28,713
Other Operating Expenses	257,001	260,923
Business Margin	18,580,624	18,580,624
Extraordinary Income	0	0
Extraordinary Expenses	97,113	97,113
Income Before Taxes	18,483,511	18,483,511

Income Tax	0	0
Net Income	18,483,511	18,483,511

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 16.21 Total Assets	4.1	Net Income x 100 = 9.35 Average Asset
1.2	Non-Yielding Assets x 100 = 144.73 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 58.35 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 5.30 Gross Loan Portfolio	5.1	Current Assets x 100 = 25.98 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 3.21 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 26.35 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 11.10 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 48.82 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.81,996,611

Unofficial Convenience Translation

Balance at October 31, 2003 (in thousands of Bolivars)

Assets	Month Ended 10/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	162,232,117	162,827,211
Cash	12,302,818	12,317,501
Central Bank of Venezuela	97,768,943	97,768,943
Banks and other National Financial Institutions	6,483	6,483
Banks and Foreign Branches	26,269,784	26,705,515
Main Office and Branches	0	0
Short Term Negotiable Instruments	25,884,089	26,028,769
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	391,986,626	494,859,088
Placements in The Central Bank of Venezuela and Interbanking Operations	147,230,000	169,173,572
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,994,610	35,227,996
Investments in Financial Instruments to be Collected at Maturity	193,225,000	237,832,043
Restricted Liquidity Investments	48,537,016	52,625,477
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	303,221,821	309,279,056
Current Loans	306,092,499	312,292,107
Restructured Loans	2,996,376	2,996,376
Overdue Loans	6,017,950	6,017,950
Credits in Litigation	3,434,539	3,434,539
(Allowance for Loan Portfolio Losses)	(15,256,543)	(15,461,916)
Interest and Commissions Receivable	10,386,127	10,422,324
Revenues Receivable for Current Assets	3,370	3,370
Revenues Receivable for Investments in Financial Instruments	6,577,159	6,613,356
Revenues Receivable for Loan Portfolio	4,072,383	4,072,383
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(266,785)	(266,785)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,475,350	5,364,843
Holdings in Other Institutions	5,393,144	5,393,144
Investment in Foreign Branches and Offices	9,110,507	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	12,859,572	12,859,572
Durable Goods	25,385,709	25,385,709
Other Assets	12,000,512	12,173,936
Total Assets	**932,547,834**	**1,033,171,739**

Liabilities	Month Ended 10/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	675,304,739	772,932,036
Checking Account Deposits	424,683,209	491,356,253
Non-Interest Bearing Checking Accounts	184,002,990	184,002,990
Interest Bearing Checking Accounts	240,680,219	307,353,263
Other At-Sight Obligations	22,905,952	22,947,718
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	134,736,873	134,736,873
Time Deposits	77,644,695	78,574,173
Securities Issued by the Institution	0	0
Restricted Deposits	15,334,010	45,317,019
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	61,603,941	62,647,365
Obligations with National Financial Institutions for up to one year	59,980,879	59,980,879
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	1,093,076	2,136,500
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	529,986	529,986
Other Obligations due to Intermediation	989,820	2,605,539
Interest and Commissions Payable	440,654	453,676
Expenses Payable for Deposits from the Public	341,800	354,822
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	98,854	98,854
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	46,593,178	46,917,620
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**784,932,332**	**885,556,237**
Operations	23,618,891	23,618,891

Stockholder's Equity	Month Ended 10/31/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,437,188	13,437,188
Unrealized Gain or Loss	392,761	392,761
Treasury Shares	0	0
Total Net Worth	**123,996,611**	**123,996,611**
Total Liabilities and Stockholder's Equity	**932,547,834**	**1,033,171,739**
Contingent Debtor Accounts	191,481,539	191,513,705
Trust Assets	2,022,561,542	2,022,561,542
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,259,661,231	1,260,642,218
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	31,691,884	31,691,884
Deposits of Official Entities	5,284,875	5,284,875
Current Loans Adapted to Resolution number 056.03	13,215,617	13,215,617
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

<u>Trust Assets</u> (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	984,946	3,096,645	0	0	0	4,081,591
Guaranty	0	1,709,101,582	0	0	0	1,709,101,582
Administration	2,647,523	304,784,340	148,590	78,528	1,719,388	309,378,369
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,632,469**	**2,016,982,567**	**148,590**	**78,528**	**1,719,388**	**2,022,561,542**

Statement of Published Earnings for the Period from July 01, 2003 – October 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	4 Months Ended 10/31/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	45,669,783	46,403,256
Current Assets Income	57,178	79,107
Investments in Financial Instrument Income	22,770,786	23,307,684
Loan Portfolio Income	22,251,882	22,426,528
Other Accounts Receivable Income	477,870	477,870
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	112,067	112,067
Financial Expenses	3,897,108	3,996,506
Deposit Expense	3,620,983	3,720,381
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	223,353	223,353
Obligations due to Intermediation Expense	52,243	52,243
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	529	529
Gross Financial Margin	41,772,675	42,406,750
Recovery of Financial Assets Income	246,092	246,092
Non-Collectibility and Devaluation of Financial Assets Expenses	362,642	375,909
Non-Collectibility of Debts and other Accounts Receivable Expenses	362,642	375,909
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	41,656,125	42,276,933
Other Operative Income	8,406,267	8,229,818
Other Operative Expenses	1,390,239	1,495,072
Intermediation Margin	48,672,153	49,011,679
Transformation Express	24,562,809	24,896,261
Personnel Express	12,907,776	12,979,388
Operating Expenses	10,334,997	10,596,837
FOGADE Contributions	992,512	992,512
Superintendence of Banks Contributions	327,524	327,524
Gross Operating Margin	24,109,344	24,115,418
Realizable Goods Income	1,077,279	1,077,279
Special Programs Income	0	0
Other Operating Income	559,017	559,017
Realizable Goods Expense	1,574,595	1,574,595
Depreciation, Amortization and devaluation of diverse assets Expenss	38,284	38,284
Other Operating Expenses	386,757	392,831
Business Margin	23,746,004	23,746,004
Extraordinary Income	0	0
Extraordinary Expenses	127,113	127,113
Income Before Taxes	23,618,891	23,618,891

Income Tax	0	0
Net Income	23,618,891	23,618,891

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) x 100 = 15.83 Total Assets Non-Yielding Assets x 100 = 157.38 (Stockholders' Equity+Operations)	4.1 4.2	Net Income x 100 = 7.30 Average Asset Net Income x 100 = 50.20 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 4.79 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 2.97 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 24.02 Deposits from the Public (Current Assets+Investments in Negotiable Instruments) x 100 = 82.07 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses+Operating Expenses) x 100 = 9.43 Average Yielding Asset (Personnel Expenses+Operating Expenses) x 100 = 50.89 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.82,172,014

Unofficial Convenience Translation

Balance at November 30, 2003 (in thousands of Bolivars)

Assets	Month Ended 11/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	179,656,457	183,694,517
Cash	19,614,788	19,629,472
Central Bank of Venezuela	117,161,194	117,161,194
Banks and other National Financial Institutions	6,483	6,483
Banks and Foreign Branches	19,151,276	23,114,460
Main Office and Branches	0	0
Short Term Negotiable Instruments	23,722,716	23,782,908
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	385,022,467	481,918,587
Placements in The Central Bank of Venezuela and Interbanking Operations	139,235,000	171,155,000
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	2,430,451	34,688,233
Investments in Financial Instruments to be Collected at Maturity	193,696,000	222,361,787
Restricted Liquidity Investments	49,661,016	53,713,567
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	326,279,982	331,080,879
Current Loans	330,498,370	335,504,641
Restructured Loans	2,977,333	2,977,333
Overdue Loans	4,810,920	4,810,920
Credits in Litigation	3,357,749	3,357,749
(Allowance for Loan Portfolio Losses)	(15,364,390)	(15,569,764)
Interest and Commissions Receivable	11,865,108	11,932,849
Revenues Receivable for Current Assets	2,705	2,705
Revenues Receivable for Investments in Financial Instruments	7,922,516	7,990,257
Revenues Receivable for Loan Portfolio	4,206,672	4,206,672
Commissions Receivable	0	0
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(266,785)	(266,785)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,514,844	5,379,847
Holdings in Other Institutions	5,408,148	5,408,148
Investment in Foreign Branches and Offices	9,134,997	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	12,507,369	12,507,369
Durable Goods	25,215,489	25,215,489
Other Assets	12,432,997	12,641,446
Total Assets	**967,494,713**	**1,064,370,983**

04 MAR 12 PM 7:21

Liabilities	Month Ended 11/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	728,699,843	824,915,531
Checking Account Deposits	481,113,146	544,829,449
Non-Interest Bearing Checking Accounts	251,696,781	251,696,847
Interest Bearing Checking Accounts	229,416,365	293,132,602
Other At-Sight Obligations	18,175,225	18,328,647
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	145,107,961	145,107,961
Time Deposits	67,138,308	68,067,802
Securities Issued by the Institution	0	0
Restricted Deposits	17,165,203	48,581,672
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	34,377,709	34,377,709
Obligations with National Financial Institutions for up to one year	25,745,806	25,745,806
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	8,063,127	8,063,127
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	568,776	568,776
Other Obligations due to Intermediation	476,937	836,318
Interest and Commissions Payable	432,601	445,610
Expenses Payable for Deposits from the Public	362,788	375,797
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	69,813	69,813
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	48,647,311	48,935,503
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**812,634,401**	**909,510,671**
Operations	30,688,298	30,688,298

Stockholder's Equity	Month Ended 11/30/2003 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0
Retained Earnings	13,437,188	13,437,188
Unrealized Gain or Loss	568,164	568,164
Treasury Shares	0	0
Total Net Worth	**124,172,014**	**124,172,014**
Total Liabilities and Stockholder's Equity	**967,494,713**	**1,064,370,983**
Contingent Debtor Accounts	206,802,864	206,802,864
Trust Assets	2,025,230,333	2,025,230,333
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,364,040,991	1,365,009,030
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	35,014,001	35,014,001
Deposits of Official Entities	1,521,025	1,521,025
Current Loans Adapted to Resolution number 056.03	13,198,872	13,198,872
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	978,691	3,232,094	0	0	0	4,210,785
Guaranty	0	1,705,564,690	0	0	0	1,705,564,690
Administration	2,686,095	310,806,437	150,562	79,576	1,732,188	315,454,858
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,664,786**	**2,019,603,221**	**150,562**	**79,576**	**1,732,188**	**2,025,230,333**

Statement of Published Earnings for the Period from July 01, 2003 – November 30, 2003 (in thousands of Bolivars)

Unofficial Translation

	5 Months Ended 11/30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	57,053,887	57,961,839
Current Assets Income	61,581	83,511
Investments in Financial Instrument Income	28,422,892	29,091,671
Loan Portfolio Income	27,768,768	27,986,011
Other Accounts Receivable Income	679,976	679,976
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	120,670	120,670
Financial Expenses	4,946,601	5,070,207
Deposit Expense	4,498,674	4,622,280
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	315,939	315,939
Obligations due to Intermediation Expense	131,459	131,459
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	529	529
Gross Financial Margin	52,107,286	52,891,632
Recovery of Financial Assets Income	280,886	280,886
Non-Collectibility and Devaluation of Financial Assets Expenses	362,642	375,909
Non-Collectibility of Debts and other Accounts Receivable Expenses	362,642	375,909
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	52,025,530	52,796,609
Other Operative Income	11,992,476	11,810,310
Other Operative Expenses	1,703,280	1,791,185
Intermediation Margin	62,314,726	62,815,734
Transformation Express	30,712,685	31,168,142
Personnel Express	16,187,904	16,274,750
Operating Expenses	12,874,997	13,243,608
FOGADE Contributions	1,240,640	1,240,640
Superintendence of Banks Contributions	409,144	409,144
Gross Operating Margin	31,602,041	31,647,592
Realizable Goods Income	1,219,760	1,219,760
Special Programs Income	0	0
Other Operating Income	662,270	662,270
Realizable Goods Expense	2,001,844	2,001,844
Depreciation, Amortization and devaluation of diverse assets Expenss	47,855	47,855
Other Operating Expenses	573,811	605,273
Business Margin	30,860,561	30,874,650
Extraordinary Income	0	0
Extraordinary Expenses	172,263	186,352

Income Before Taxes	30,688,298	30,688,298
Income Tax	0	0
Net Income	30,688,298	30,688,298

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) / Total Assets x 100 = 16.01	4.1	Net Income / Average Asset x 100 = 7.45
1.2	Non-Yielding Assets / (Stockholders' Equity+Operations) x 100 = 161.34	4.2	Net Income / Average Stockholders' Equity x 100 = 52.14
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses / Gross Loan Portfolio x 100 = 4.50	5.1	Current Assets / Deposits from the Public x 100 = 24.65
2.2	Gross Immobilized Portfolio / Gross Loan Portfolio x 100 = 2.39	5.2	(Current Assets+Investments in Negotiable Instruments) / Deposits from the Public x 100 = 77.49
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) / Average Yielding Asset x 100 = 9.32		
3.2	(Personnel Expenses+Operating Expenses) / Financial Income x 100 = 50.94		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.119,463,700

Unofficial Convenience Translation

Balance at December 31, 2003 (in thousands of Bolivars)

Assets	6 Months Ended 12/31/2003 Venezuela Operations	6 Months Ended 12/31/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices
Current Assets	218,653,259	219,184,460	159,153,940	159,275,905
Cash	20,864,355	20,877,921	14,036,442	14,052,402
Central Bank of Venezuela	171,204,043	171,204,043	94,619,754	94,619,754
Banks and other National Financial Institutions	53,291	53,291	25,012	25,012
Banks and Foreign Branches	14,730,982	15,210,383	28,148,808	28,031,045
Main Office and Branches	0	0	0	0
Short Term Negotiable Instruments	11,800,588	11,838,822	22,323,924	22,547,692
(Allowances for Current Assets Losses)	0	0	0	0
Investments in Financial Instruments	570,669,788	681,752,169	376,197,724	479,496,799
Placements in the central bank of venezuela	377,940,000	394,274,552	306,002,400	321,769,152
Investments in Negotiable Financial Instruments	0	0	0	0
Investments in Financial Instruments Available for Sale	8,077,771	40,368,514	9,871,215	46,949,320
Investments in Financial Instruments to be Collected at Maturity	147,224,000	207,820,567	46,865,493	80,,403, 839
Restricted Liquidity Investments	37,428,017	39,288,536	13,458,616	14,607,736
Investments in Other Financial Instruments	0	0	0	15,766,752
(Allowance for Investments in Financial Instruments Losses)	0	0	0	0
Loan Portfolio	325,685,266	330,126,782	297,704,200	302,314,776
Current Loans	330,368,550	335,015,440	300,691,085	305,493,768
Restructured Loans	2,928,335	2,928,335	4,023,347	4,023,347
Overdue Loans	4,319,591	4,319,591	7,528,701	7,528,701
Credits in Litigation	3,316,128	3,316,128	1,052,418	1,052,418
(Allowance for Loan Portfolio Losses)	(15,247,338)	(15,452,712)	(15,591,351)	(15,783,458)
Interest and Commissions Receivable	11,389,165	11,487,418	10,071,533	10,392,500
Revenues Receivable for Current Assets	4,301	4,301	4,391	4,391
Revenues Receivable for Investments in Financial Instruments	6,511,480	6,609,733	5,004,213	5,325,180
Revenues Receivable for Loan Portfolio	3,851,481	3,851,481	6,356,175	6,356,175
Commissions Receivable	1,245,203	1,245,203	1,006,986	1,006,986
Revenues Receivable for Other Accounts Receivable	0	0	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(223,300)	(223,300)	(2,300,232)	(2,300,232)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	14,580,876	5,414,133	14,348,699	5,287,284
Holdings in Other Institutions	5,442,434	5,442,434	5,315,585	5,315,585
Investments in Foreign Branches and Offices	9,166,743	0	9,061,415	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)	(28,301)	(28,301)
Liquid Assets	11,767,869	11,767,869	14,250,555	14,250,555
Durable Goods	25,233,651	25,233,651	25,844,558	25,844,558
Other Assets	11,149,380	11,401,544	12,905,676	13,109,156
Total Assets	**1,189,129,254**	**1,296,368,026**	**910,476,885**	**1,009,971,533**

Liabilities	6 Months Ended 12/31/2003 Venezuela Operations	6 Months Ended 12/31/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices
Deposits from the Public	827,664,637	929,186,885	639,571,318	734,786,632
Checking Account Deposits	526,971,194	593,254,603	394,404,652	451,486,473
Non-Interest Bearing Checking Accounts	247,673,987	247,673,987	199,722,961	199,722,961
Interest Bearing Checking Accounts	279,297,207	345,580,616	194,681,691	251,763,512
Other At-Sight Obligations	19,266,001	20,887,784	22,529,537	22,546,858
Obligations for *mesa de dinero* Operations	0	0	0	0
Savings Deposits	149,291,397	149,291,397	126,998,648	126,998,648
Time Deposits	116,090,677	117,020,198	81,627,951	82,653,113
Securities Issued by the Institution	0	0	0	0
Restricted Deposits	16,045,368	48,732,903	14,010,530	51,101,540
Obligations with Venezuela Central Bank	0	0	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0	0	0
Other Financings	145,860,162	151,264,493	63,395,255	67,082,347
Obligations with National Financial Institutions for up to one year	13,671,598	13,671,598	39,326,216	39,326,216
Obligations with National Financial Institutions for more than one year	0	0	0	0
Obligations with Foreign Financial Institutions for up to one year	131,619,788	137,024,119	23,495,088	27,182,180
Obligations with Foreign Financial Institutions for more than one year	0	0	0	0
Obligations for Other Financings for up to one year	0	0	0	0
Obligations for Other Financings for more than one year	568,776	568,776	573,951	573,951
Other Obligations due to Intermediation	483,548	483,548	54,492	54,492
Interest and Commissions Payable	386,482	386,610	531,928	545,659
Expenses Payable for Deposits from the Public	312,676	312,804	454,109	467,840
Expenses Payable for Obligations with Central Bank	0	0	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0	0	0
Expenses Payable for Other Financings	73,806	73,806	77,819	77,819
Expenses Payable for Other Obligations due to Intermediation	0	0	0	0
Expenses Payable for Obligations Convertible to Capital	0	0	0	0
Expenses Payable for Subordinated Obligations	0	0	0	0
Other Liabilities	53,270,725	53,582,790	48,606,467	49,184,978
Subordinated Obligations	0	0	0	0
Obligations Convertible to Capital	0	0	0	0
Total Liabilities	**1,027,665,554**	**1,134,904,326**	**752,159,460**	**851,654,108**
Operations	0	0	0	0

Stockholder's Equity	6 Months Ended 12/31/2003 Venezuela Operations	6 Months Ended 12/31/2003 Consolidated with Foreign Branches and Offices	6 Months Ended 06/30/2003 Venezuela Operations	6 Months Ended 06/30/2003 Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586	40,780,766	40,780,766
Adjustments to Stockholder's Equity	0	0	0	0
Retained Earnings	48,411,338	48,411,338	46,617,189	46,617,189
Unrealized Gain or Loss	812,880	812,880	1,533,574	1,533,574
Treasury Shares	0	0	0	0
Total Net Worth	**161,463,700**	**161,463,700**	**158,317,425**	**158,317,425**
Total Liabilities and Stockholder's Equity	**1,189,129,254**	**1,296,368,026**	**910,476,885**	**1,009,971,533**
Contingent Debtor Accounts	202,442,630	202,442,630	136,955,654	136,955,654
Trust Assets	2,037,564,953	2,037,564,953	2,153,416,248	12,153,416,248
Other orders of confidence	96,807,201	96,807,201	0	0
Debtor Accounts for other Trust Charges	0	0	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0	0	0
Other Debtor Accounts	1,554,049,728	1,554,848,988	1,176,112,639	1,176,124,270
Other Debtor Registration Accounts	0	0	0	0
Transferred Investments	0	0	0	0
Loans to Agricultural Sector	35,898,933	35,898,933	23,143,996	23,143,996
Deposits of Official Entities	6,665,858	6,665,858	4,960,769	4,960,769
Current Loans Adapted to Resolution number 056.03	13,198,166	13,198,166	13,577,381	13,577,381
Vehicle Loans Under Balloon Payment Mode	0	0	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0	0	0
Mortgage Loans Outside The Housing Savings System	0	0	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	1,009,508	3,258,742	0	0	0	4,268,250
Guaranty	0	1,706,738,506	0	0	0	1,706,738,506
Administration	2,708,378	321,970,387	152,574	80,647	1,646,211	326,558,197
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,717,886**	**2,031,967,635**	**152,574**	**80,647**	**1,646,211**	**2,037,564,953**

Statement of Published Earnings for the Period from July 01, 2003 – December 31, 2003 (in thousands of Bolivars)

Unofficial Translation

	6 Months Ended 12/31/2003		6 Months Ended 06/ 30/2003	
	Venezuela Operations	Consolidated with Foreign Branches and Offices	Venezuela Operations	Consolidated with Foreign Branches and Offices
Financial Income	70,258,505	71,348,164	71,509,659	72,895,879
Current Assets Income	67,789	89,823	1,898,803	1,965,081
Investments in Financial Instrument Income	35,052,274	35,858,641	15,435,738	16,473,869
Loan Portfolio Income	34,249,658	34,510,916	53,427,020	53,684,018
Other Accounts Receivable Income	767,944	767,944	638,945	638,945
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0	0	0
Main Offices and Branches Income	0	0	0	0
Other Financial Income	120,840	120,840	109,153	133,966
Financial Expenses	5,844,135	5,996,282	18,091,192	18,295,317
Deposit Expense	5,290,729	5,442,876	17,756,408	17,954,081
Obligations with Central Bank of Venezuela Expense	0	0	0	0
Obligations with National Savings and Loan Bank Expense	0	0	0	0
Other Financings Expense	335,929	335,929	293,784	293,784
Obligations due to Intermediation Expense	216,920	216,920	37,644	37,644
Subordinated Obligations Expense	0	0	0	0
Obligations Convertible to Capital Expense	0	0	0	0
Headquarters, Branches and Other Offices Expense	0	0	0	0
Other Financial Expense	557	557	3,356	9,808
Gross Financial Margin	64,414,370	65,351,882	53,418,467	54,600,562
Recovery of Financial Assets Income	231,775	231,775	212,464	212,464
Non-Collectibility and Devaluation of Financial Assets Expenses	362,642	375,909	1,153,963	1,295,493
Non-Collectibility of Debts and other Accounts Receivable Expenses	362,642	375,909	1,153,963	1,295,493
Outstanding Accounts for Conciliation Expenses	0	0	0	0
Net Financial Margin	64,283,503	65,207,748	52,476,968	53,517,533
Other Operating Income	19,987,683	19,815,041	40,826,459	40,484,119
Other Operating Expenses	2,058,666	2,176,886	14,221,864	14,360,031
Intermediation Margin	82,212,520	82,845,903	79,081,563	79,641,621
Transformation Express	39,788,919	40,350,535	35,796,858	36,326,197
Personnel Expenses	21,152,398	21,254,719	18,479,207	18,560,252
Operating Expenses	16,656,988	17,116,283	15,510,606	15,958,900
FOGADE Contributions	1,488,768	1,488,768	1,367,280	1,367,280
Superintendence of Banks Contributions	490,765	490,765	439,765	439,765
Gross Operating Margin	42,423,601	42,495,368	43,284,705	43,315,424
Realizable Goods Income	2,039,675	2,039,675	772,512	772,512
Special Programs Income	0	0	0	0
Other Operative Income	1,097,185	1,097,185	1,386,459	1,386,513
Realizable Goods Expense	2,294,085	2,294,085	2,269,362	2,269,362
Depreciation, Amortization and devaluation of diverse assets Expenses	57,426	57,426	57,426	57,426
Other Operative Expenses	1,323,161	1,380,841	526,134	556,907
Net Operating Margin	41,885,789	41,899,876	42,590,754	42,590,754
Extraordinary Income	212,881	212,881	0	0
Extraordinary Expenses	212,263	226,350	250,037	250,037
Income before Taxes	41,886,407	41,886,407	42,340,717	42,340,717
Income Tax	430,000	430,000	0	0
Net Income	**41,456,407**	**41,456,407**	**42,340,717**	**42,340,717**

Net Income Allocation				
Legal Reserve	2,072,820	2,072,820	4,234,072	4,234,072
Statutory Dividends				
Board of Directors	3,569,437	3,569,437	3,476,709	3,476,709
Employees	0	0	0	0
Other Capital Reserves	0	0	0	0
Income for the Period	**35,814,150**	**35,814,150**	**34,629,936**	**34,629,936**
LOSEP Contributions	378,870	378,870	388,640	388,640

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1	(Stockholders' Equity+Operations) x 100 = 13.58 Total Assets	4.1	Net Income x 100 = 9.41 Average Asset
1.2	Non-Yielding Assets x 100 = 159.60 (Stockholders' Equity+Operations)	4.2	Net Income x 100 = 61.59 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1	Allowance for Loan Portfolio Losses x 100 = 4.47 Gross Loan Portfolio	5.1	Current Assets x 100 = 26.42 Deposits from the Public
2.2	Gross Immobilized Portfolio x 100 = 2.24 Gross Loan Portfolio	5.2	(Current Assets+Investments in Negotiable Instruments) x 100 = 73.06 Deposits from the Public
3.	Management		
3.1	(Personnel Expenses+Operating Expenses) x 100 = 10.86 Average Yielding Asset		
3.2	(Personnel Expenses+Operating Expenses) x 100 = 50.65 Financial Income		

Venezolano de Crédito, S.A.Banco Universal

Authorized Capital: Bs.84,000,000 - Issued and Paid-in Capital: Bs.42,000,000 - Reserves: Bs.120,181,894

Unofficial Convenience Translation

Balance at January 31, 2004 (in thousands of Bolivars)

Assets	Month Ended 01/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Current Assets	295,839,725	324,645,702
Cash	15,369,288	15,386,174
Central Bank of Venezuela	246,635,783	246,635,783
Banks and other National Financial Institutions	0	0
Banks and Foreign Branches	9,875,470	38,642,641
Main Office and Branches	0	0
Short Term Negotiable Instruments	23,959,184	23,981,104
(Allowances for Current Assets Losses)	0	0
Investments in Financial Instruments	530,892,906	619,100,058
Placements in The Central Bank of Venezuela and Interbanking Operations	373,980,000	405,900,000
Investments in Negotiable Financial Instruments	0	0
Investments in Financial Instruments Available for Sale	8,790,948	41,146,218
Investments in Financial Instruments to be Collected at Maturity	137,318,000	159,628,763
Restricted Liquidity Investments	10,803,958	12,425,077
Investments in Other Financial Instruments	0	0
(Allowance for Investments in Financial Instruments Losses)	0	0
Loan Portfolio	313,607,735	313,607,735
Current Loans	316,376,370	316,376,370
Restructured Loans	2,929,681	2,929,681
Overdue Loans	4,086,096	4,086,096
Credits in Litigation	3,285,973	3,285,973
(Allowance for Loan Portfolio Losses)	(13,070,385)	(13,070,385)
Interest and Commissions Receivable	12,613,038	12,711,628
Revenues Receivable for Current Assets	2,601	2,601
Revenues Receivable for Investments in Financial Instruments	9,104,484	9,203,074
Revenues Receivable for Loan Portfolio	3,628,346	3,628,346
Commissions Receivable	100,907	100,907
Revenues Receivable for Other Accounts Receivable	0	0
(Allowance for Revenues Receivable for Loan Portfolio and Others)	(223,300)	(223,300)
Investments in Subsidiaries, Affiliates, Foreign Branches and Offices	15,010,818	5,434,839
Holdings in Other Institutions	5,463,140	5,463,140
Investment in Foreign Branches and Offices	9,575,979	0
(Allowance for Investments in Subsidiaries, Affiliates and Foreign Branches and Offices Losses)	(28,301)	(28,301)
Liquid Assets	11,370,567	11,370,567
Durable Goods	25,066,444	25,066,444
Other Assets	11,344,450	11,576,065
Total Assets	**1,215,745,683**	**1,323,513,038**

Liabilities	Month Ended 01/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Deposits from the Public	825,531,900	933,102,439
Checking Account Deposits	518,196,010	592,315,215
Non-Interest Bearing Checking Accounts	214,907,934	214,908,406
Interest Bearing Checking Accounts	303,288,076	377,406,809
Other At-Sight Obligations	28,430,025	28,694,688
Obligations for *mesa de dinero* Operations	0	0
Savings Deposits	155,932,223	155,932,223
Time Deposits	103,580,398	104,509,934
Securities Issued by the Institution	0	0
Restricted Deposits	19,393,244	51,650,379
Obligations with Venezuela Central Bank	0	0
Deposits and Obligations with the National Savings and Loan Bank	0	0
Other Financing	156,883,225	156,883,225
Obligations with National Financial Institutions for up to one year	19,865,845	19,865,845
Obligations with National Financial Institutions for more than one year	0	0
Obligations with Foreign Financial Institutions for up to one year	136,448,604	136,448,604
Obligations with Foreign Financial Institutions for more than one year	0	0
Obligations for Other Financings for up to one year	0	0
Obligations for Other Financings for more than one year	568,776	568,776
Other Obligations due to Intermediation	478,565	478,565
Interest and Commissions Payable	522,043	522,145
Expenses Payable for Deposits from the Public	440,387	440,489
Expenses Payable for Obligations with Central Bank	0	0
Expenses Payable for Deposits and Obligations with National Savings and Loan Bank	0	0
Expenses Payable for Other Financings	81,656	81,656
Expenses Payable for Other Obligations due to Intermediation	0	0
Expenses Payable for Obligations Convertible to Capital	0	0
Expenses Payable for Subordinated Obligations	0	0
Other Liabilities	65,493,810	65,690,524
Subordinated Obligations	0	0
Obligations Convertible to Capital	0	0
Total Liabilities	**1,048,909,543**	**1,156,676,898**
Operations	4,654,246	4,654,246

Stockholder's Equity	Month Ended 01/31/2004 Venezuela Operations	Consolidated with Foreign Branches and Offices
Capital Stock	42,000,000	42,000,000
Paid-in Capital	42,000,000	42,000,000
Capital Contributions not Capitalized	27,385,896	27,385,896
Capital Reserves	42,853,586	42,853,586
Adjustments to Stockholder's Equity	0	0
Retained Earnings	48,411,338	48,411,338
Unrealized Gain or Loss	1,531,074	1,531,074
Treasury Shares	0	0
Total Net Worth	**162,181,894**	**162,181,894**
Total Liabilities and Stockholder's Equity	**1,215,745,683**	**1,323,513,038**
Contingent Debtor Accounts	180,989,761	180,989,761
Trust Assets	2,025,562,364	2,025,562,364
Trust Charges	96,807,201	96,807,201
Debtor Accounts for other Trust Charges Residential Mutual Fund	0	0
Other Debtor Accounts for Residential Real Estate Mutual Fund	0	0
Other Debtor Accounts	1,536,658,809	1,537,181,290
Other Debtor Registration Accounts	0	0
Transferred Investments	0	0
Loans to Agricultural Sector	40,530,800	40,530,800
Deposits of Official Entities	3,190,518	3,190,518
Current Loans Adapted to Resolution number 056.03	13,048,122	13,048,122
Vehicle Loans Under Balloon Payment Mode	0	0
Indexed Mortgage Loans Under The Housing Savings System	0	0
Mortgage Loans Outside The Housing Savings System	0	0

Trust Assets (details)

Type of Trust	Individual	Entities	Central Administration	Federal, State Local and Federal District Administrations	Descentralized Entities and Other Entities Under Administration	Total
Investment	915,074	3,279,329	0	0	0	4,194,403
Guaranty	0	1,706,594,344	0	0	0	1,706,594,344
Administration	2,630,620	310,327,035	152,665	80,732	1,582,565	314,773,617
Mixed	0	0	0	0	0	0
Others	0	0	0	0	0	0
Total	**3,545,694**	**2,020,200,708**	**152,665**	**80,732**	**1,582,565**	**2,025,562,364**

Statement of Published Earnings for the Period from January 01, 2004 – January 31, 2004 (in thousands of Bolivars)

Unofficial Translation

	1 Month Ended 01/31/2004 Venezuela Operations	1 Month Ended 01/31/2004 Consolidated with Foreign Branches and Offices
Financial Income	13,197,304	13,445,647
Current Assets Income	4,213	4,660
Investments in Financial Instrument Income	7,420,420	7,541,792
Loan Portfolio Income	5,611,795	5,738,319
Other Accounts Receivable Income	156,303	156,303
Investments in Subsidiaries, Affiliates Foreign Branches and Offices Income	0	0
Main Offices and Branches Income	0	0
Other Financial Income	4,573	4,573
Financial Expenses	1,413,891	1,440,285
Deposit Expense	1,225,570	1,251,964
Obligations with Central Bank of Venezuela Expense	0	0
Obligations with National Savings and Loan Bank Expense	0	0
Other Financings Expense	20,705	20,705
Obligations due to Intermediation Expense	167,616	167,616
Subordinated Obligations Expense	0	0
Obligations Convertible to Capital Expense	0	0
Headquarters, Branches and Other Offices Expense	0	0
Other Financial Expense	0	0
Gross Financial Margin	11,783,413	12,005,362
Recovery of Financial Assets Income	9,673	215,046
Non-Collectibility and Devaluation of Financial Assets Expenses	0	0
Non-Collectibility of Debts and other Accounts Receivable Expenses	0	0
Devaluation of Financial Investments Expenses	0	0
Net Financial Margin	11,793,086	12,220,408
Other Operative Income	2,466,937	2,100,928
Other Operative Expenses	327,576	352,379
Intermediation Margin	13,932,447	13,968,957
Transformation Express	5,924,710	5,945,265
Personnel Express	2,955,900	2,965,476
Operating Expenses	2,557,294	2,568,273
FOGADE Contributions	329,895	329,895
Superintendence of Banks Contributions	81,621	81,621
Gross Operating Margin	8,007,737	8,023,692
Realizable Goods Income	122,583	122,583
Special Programs Income	0	0
Other Operating Income	438,066	438,066
Realizable Goods Expense	252,076	252,076
Depreciation, Amortization and devaluation of diverse assets Expenss	9,571	9,571
Other Operating Expenses	3,512,493	3,528,448
Business Margin	4,794,246	4,794,246
Extraordinary Income	0	0
Extraordinary Expenses	40,000	40,000
Income Before Taxes	4,754,246	4,754,246

Income Tax	100,000	100,000
Net Income	4,654,246	4,654,246

Financial Ratios

1.	Stockholder's Equity	4.	Profitability
1.1 1.2	(Stockholders' Equity+Operations) x 100 = 13.72 Total Assets Non-Yielding Assets x 100 = 217.96 (Stockholders' Equity+Operations)	4.1 4.2	Net Income x 100 = 4.45 Average Asset Net Income x 100 = 34.51 Average Stockholders' Equity
2.	Banking Solvency and Assets' Quality	5.	Liquidity
2.1 2.2	Allowance for Loan Portfolio Losses x 100 = 4.00 Gross Loan Portfolio Gross Immobilized Portfolio x 100 = 2.26 Gross Loan Portfolio	5.1 5.2	Current Assets x 100 = 35.84 Deposits from the Public (Current Assets+Investments in Negotiable Instruments) x 100 = 100.15 Deposits from the Public
3.	Management		
3.1 3.2	(Personnel Expenses+Operating Expenses) x 100 = 7.11 Average Yielding Asset (Personnel Expenses+Operating Expenses) x 100 = 41.78 Financial Income		

Summary Translation of Notice to Shareholders Meeting
Date: January 28, 2003
Publications: "El Universal" and "La Religión"

3

Shareholders are notified of First Semiannual Shareholders Meeting to be held on February 12, 2003 and of the following matters to be decided at such meeting:

1. To consider and resolve about the accounts of Second Semester of 2002, that will be presented by the administrative board, based on the report presented by the directive committee, financial statements of December 31,2002 presented by external auditors and corresponding commissaries report.
2. To consider and resolve about what is established on Letter B of Article 34 of the Document of Incorporation / By-Laws, in accordance with articles 11, 12 and 13 of it, about appoint the Board of Directors and Directive Committee
3. To consider and resolve about what is established on Letter H of Article 34 of the Document of Incorporation / By-Laws, in accordance with articles 45 and 46 of it, in accordance what is established on Market Capital Law, about appoint the Commissaries and Fix their salaries.
4. To consider and resolve about what is established on ordinal XIII of article 20 of the Document of Incorporation, in accordance with Letter I of Article 34, Ordinal II, and Article 42 of it, about cash Dividends.

(4)

Summary Translation of Minutes of the February 12, 2003 First Semiannual General Shareholders Meeting

The resolutions adopted during the February 12, 2003 First Semiannual General Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the second semester of 2002, based on the reports prepared by the Board of Directors and by the Bank's Statutory Auditors.
2. The re-election of Olga M. Berrizbeitia as Member of the Board of Directors and of the Management Committee and Joaquín Urbano as Substitute Member of the Board of Directors and of the Management Committee, Ramón Abascal Alvarez as Member of the Board of Directors and, Luisa Urbano Berrizbeitia as Substitute Member of the Board of Directors.
3. The re-election of Aura Elena Agüero as Principal Statutory Auditor, Yadira Salcedo as Substitute Statutory Auditor, Juan Policastro as Principal Statutory Auditor and, Maigualida Cisneros as Substitute Statutory Auditor. The approved the fee paid each semester to the Bank's Principal Statutory Auditors to Bs 300,000.
4. The approved of the two Ordinary Dividends of Bs 10 each, to pay in March and June 2003 and, Three Extraordinary Dividends, to pay the first of Bs 50.00 per share to pay before February 28, 2003; the second dividend to pay before August 31, 2003 and the third dividend to pay after of to approve of the Financial Statements for the first semester 2003.

Summary Translation of Notice to Shareholders Meeting
Date: July 28, 2003
Publications: "El Universal" and "La Religión"

Shareholders are notified of the Ordinary Shareholders Meeting to be held on August 12, 2003 and of the following matters to be decided at such meeting:

5. To inform of the accounts of First Semester of 2003, that will be presented by the Board of Directors, based on the report presented by the Executive Committee, and to discuss, approve or modify the financial statements as of June 30,2003 together with the external auditors´ and corresponding Commissaries´ Report.
6. To fix salaries of the Commissaries.
7. To consider and resolve about what is established on Ordinal XIII of Article 20 of the Articles of Incorporation and Bylaws of the Bank, in accordance with letter I of Article 34 and Ordinal III, Article 42 of it, about the cash dividends.

Summary Translation of Minutes of the August 12, 2003
Ordinary Shareholders Meeting

04 MAR 12 PM 7:21

The resolutions adopted during the August 12, 2003 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the First Semester of 2003, based on the reports prepared by the Board of Directors and by the Bank's External Auditors, and corresponding Commissaries' Report.
2. The approval of the fee paid each semester to the Bank's Commissaries to Bs 300,000.
3. The approval to pay the following dividends: Two (2) ordinary dividends of VEB 10.00 per share each, payable in September and December of this current year and one (1) extraordinary dividends payable before the last day of February of this year and which amount cannot be less than VEB 10.00 nor exceeding twice the amount of the extraordinary dividends No 106 (*) decreed by the Executive Committee on September 26,2002

(*)amount of dividend No 106 was VEB 450

1-NY/1692269.1

Summary Translation of Notice to Shareholders Meeting
Date: January 28, 2004
Publications: "El Universal" and "La Religión"

7

Shareholders are notified of Ordinary Shareholders Meeting to be held on February 12, 2004 and of the following matters to be decided at such meeting:

1. To inform of the accounts of the Second Semester of 2003, that will be presented by the Board of Directors, based on the report presented by the Executive Committee, and to discuss, approve or modify the financial statements as of December 31, 2003, together with the external auditors′ and corresponding Commissaries′ Report.
2. To consider and resolve on the provisions of Section B of Article 34 of the Articles of Incorporation and Bylaws of the Bank, in agreement with Articles 11, 12 and 13 thereof, with regard to the appointments of the members of the Board of Directors and Executive Committee.
3. To consider and resolve about what is established on letter H of Article 34 of the Articles of incorporation and Bylaws of the Bank, in accordance with Articles 45 and 46 of it and according with the Market Capital Law, about the appointment and fix of salaries of the Commissaries.
4. To consider and resolve about what is established on Ordinal XIII of Article 20 of the Articles of Incorporation and Bylaws of the Bank, in accordance with letter I of Article 34 and Ordinal III, Article 42 of it, about the cash dividends.

Summary Translation of Minutes of the February 12, 2004 Ordinary Shareholders Meeting

8

The resolutions adopted during the February 12, 2004 Ordinary Shareholders Meeting are summarized as follow:

1. The approval of the financial statements for the second semester of 2003, based on the reports prepared by the Board of Directors and by the Bank's External Auditors, and corresponding Commissaries' Report.
2. The re-election of Oscar García Mendoza as Principal Member of the Board of Directors and of the Executive Committee for a period of six (6) years, Gonzalo Parra Aranguren as Alternate Member of the Board of Directors and of the Executive Committee for a period of six (6) years, Ramón Abascal Alvarez as Principal Member of the Board of Directors and of Luisa Urbano Berrizbeitia as Alternate Member of the Board of Directors, both for a period of one (1) year.
3. The re-election of Aura Elena Agûero and the election of Yadira Salcedo as Principal Commissaries, the reelection of Maigualida Cisneros and election of Pedro Ramirez as Alternate Commissaries. The approval of an increase in the fee paid each semester to the Bank's Commissaries to Bs 400,000.
4. The approval to pay the following dividends: Two (2) ordinary dividends of VEB 10.00 per share each, payable in March and April of this current year and three (3) extraordinary dividends as follows: 1.- VEB 350.00 per share to be paid on February 27,2004, 2.- Payable before the last day of July of this year and which amount cannot be less than VEB 10.00 nor exceeding twice the amount of the extraordinary dividends No 106 (*) decreed by the Executive Committee on September 26,2002 and 3.- Payable before the last day of August of this year and which amount cannot be less than VEB 10.00 nor exceeding twice the amount of the extraordinary dividends No 106 (*) decreed by the Executive Committee on September 26,2002.

(*)amount of dividend No 106 was VEB 450

(9)

Summary Translation of Press Release
Date: February 13, 2003

The Bank gives public notice of Extraordinary Dividend No 107 in the amount of Bs400 per Share, payable after February 21, 2003 to those shareholders of record as of February 20, 2002

Summary Translation of Press Release
Date: February 19, 2003

The Bank gives public notice of Extraordinary Dividend No 108 in the amount of Bs50 per Share, payable after February 27, 2003 to those shareholders of record as of February 26, 2003

Summary Translation of Press Release
Date: March 14, 203

The Bank gives public notice of Ordinary Dividend No 644 in the amount of Bs10 per Share, payable after March 25, 2003 to those shareholders of record as of March 24, 2003

Summary Translation of Press Release
Date: June 11, 2003

The Bank gives public notice of Ordinary Dividend No 645 in the amount of Bs10 per Share, payable after June 20, 2003 to those shareholders of record as of June 19, 2003

Summary Translation of Press Release
Date: August 04, 2003

The Bank gives public notice of Extraordinary Dividend No 109 in the amount of Bs35 per Share, payable after August 12, 2003 to those shareholders of record as of August 11, 2003

Summary Translation of Press Release
Date: August 04, 2003

The Bank gives public notice of Extraordinary Dividend No 110 in the amount of Bs350 per Share, payable after August 26, 2003 to those shareholders of record as of August 25, 2003

Summary Translation of Press Release
Date: September 08, 2003

The Bank gives public notice of Ordinary Dividend No 646 in the amount of Bs10 per Share, payable after September 17, 2003 to those shareholders of record as of September 15, 2003

Summary Translation of Press Release
Date: December 09, 2003

The Bank gives public notice of Ordinary Dividend No. 647 in the amount of Bs10 per Share, payable after December 18, 2003 to those shareholders of record as of December 16, 2003.

Summary Translation of Press Release
Date: January 29, 2004

The Bank gives public notice of Extraordinary Dividend No. 111 in the amount of Bs10 per Share, payable after February 06, 2004 to those shareholders of record as of February 05, 2004.

Summary Translation of Press Release
Date: February 17, 2004

The Bank gives public notice of Extraordinary Dividend No. 112 in the amount of Bs350 per Share, payable after February 27, 2004 to those shareholders of record as of February 26, 2004.

Summary Translation of Press Release
Date: March 08, 2004

The Bank gives public notice of Extraordinary Dividend No. 648 in the amount of Bs.10 per Share, payable after March 17, 2004 to those shareholders of record as of March 15, 2004.